
13002066

Unico® American Corporation

2012 ANNUAL REPORT



To Our Shareholders:

2012 seems to have marked a turning point for our company.

While so many people expressed concern about our nation's unstable and unpredictable economy, extremely low interest rates, high unemployment, market volatility and international competition, Unico shareholders enjoyed the fruits of the company's conservative management practice, including an impressive stock dividend and sustained market valuation. The company remains well managed and well capitalized, poised to take advantage of opportunities yet to come.

2012 also brought us significant amounts of advanced technology. After years of diligent searching, we identified and contracted with several firms, committed to excel when it comes to our telephony, our computer networks and our policy administration systems, including all software and hardware systems. Our goal is to use technology wherever possible, to maximize customer satisfaction. The value of technology in that regard can not be overestimated, and society's evolutionary trend towards internet dependency will be its foundation here at Unico. We will continue to invest and develop our technology, always focused on our primary mission of giving our customers superior service.

While the marketplace continued to reflect more responsible pricing than seen in prior years, our sales stabilized, we enhanced several of our product lines, and we launched several new marketing campaigns. Looking forward, we plan to grow underwriting activity into other states and we expect to resume our agency development program by the end of 2013.

We remained profitable and we continued building upon a conservative foundation that supports long-term, stable operations. Our work on strategic alternatives continues to be a regular activity, but we never prioritize that activity above that of our core operations. When it comes to priorities, our customers come first.

Again, to all of our employees, to our Board of Directors and to our loyal shareholders who have understood the value of the long-term future we are trying to build, I thank you. We remain strong and dedicated to the conservative principles that have kept this company healthy for over 42 years. I also wish to thank retired Board member David Lewis, for his 23 years of professional service to Unico and its shareholders.

Very truly yours,



Cary L. Cheldin
Chairman of the Board and President

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

Annual report pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2012 Commission File No. 0-3978

UNICO AMERICAN CORPORATION

(Exact name of registrant as specified in its charter)

Nevada	**95-2583928**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)
23251 Mulholland Drive, Woodland Hills, California	**91364**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: **(818) 591-9800**

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, No Par Value	**NASDAQ Stock Market LLC**
(Title of each class)	*Name Of Each Exchange On Which Registered*

Securities registered pursuant to section 12(g) of the Act:

None

(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes __ No X

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes __ No X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No __

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes X No___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy of information statements incorporated by reference as Part III of this Form 10-K or any amendment to this Form 10-K. X

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerator filer," "accelerator filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer __	Accelerated filer __
Non-accelerated filer __ (Do not check if a smaller reporting company)	Smaller reporting company X

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes __ No X

The aggregate market value of registrant's voting and non-voting common equity held by non-affiliates as of June 29, 2012, the last business day of Registrant's most recently completed second fiscal quarter was $25,431,445.

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

Class	Outstanding at March 27, 2013
Common Stock, $0 Par value per share	5,341,147

Portions of the definitive proxy statement that Registrant intends to file pursuant to Regulation 14(a) by a date no later than 120 days after December 31, 2012, to be used in connection with the annual meeting of shareholders, are incorporated herein by reference into Part III hereof. If such definitive proxy statement is not filed in the 120-day period, the information called for by Part III will be filed as an amendment to this Form 10-K not later than the end of the 120-day period.

PART I

Item 1. Business.

Unico American Corporation is an insurance holding company that underwrites property and casualty insurance through its insurance company subsidiary; provides property, casualty, and health insurance through its agency subsidiaries; and provides insurance premium financing and membership association services through its other subsidiaries. Unico American Corporation is referred to herein as the "Company" or "Unico" and such references include both the corporation and its subsidiaries, all of which are wholly owned, unless otherwise indicated. Unico was incorporated under the laws of Nevada in 1969.

Descriptions of the Company's operations in the following paragraphs are categorized between the Company's major segment - insurance company operation, and all other revenues from insurance operations. The insurance company operation is conducted through Crusader Insurance Company (Crusader), Unico's property and casualty insurance company. Insurance company revenues and other revenues from insurance operations for the years ended December 31, 2012, December 31, 2011, and December 31, 2010, are as follows:

	Year ended December 31					
	2012		2011		2010	
	Total Revenues	Percent of Total Company Revenues	Total Revenues	Percent of Total Company Revenues	Total Revenues	Percent of Total Company Revenues
Insurance company revenues	$29,336,197	89.6%	$30,791,722	89.1%	$32,334,184	87.1%
Other revenues from insurance operations						
Gross commissions and fees:						
Health insurance program commission income	1,157,700	3.5%	1,407,490	4.1%	1,933,288	5.2%
Policy fee income	1,773,234	5.5%	1,829,257	5.3%	1,980,928	5.3%
Daily automobile rental insurance program commission	273,530	0.8%	305,516	0.9%	364,968	1.0%
Association operations membership and fee income	134,609	0.4%	156,165	0.4%	212,215	0.6%
Other commission and fee income	-	-	-	-	170	-
Total gross commission and fee income	3,339,073	10.2%	3,698,428	10.7%	4,491,569	12.1%
Investment income	1,151	-	1,852	-	3,432	-
Finance charges and fees earned	70,013	0.2%	70,901	0.2%	276,737	0.8%
Other income	10,136	-	13,798	-	14,829	-
Total other revenues from insurance operations	3,420,373	10.4%	3,784,979	10.9%	4,786,567	12.9%
Total revenues	$32,756,570	100.0%	$34,576,701	100.0%	$37,120,751	100.0%

INSURANCE COMPANY OPERATION

General

The insurance company operation is conducted through Crusader. Crusader is a multiple line property and casualty insurance company that began transacting business on January 1, 1985. Since 2004, all Crusader business has been written in the state of California. During the year ended December 31, 2012, approximately 98% of Crusader's business was commercial multiple peril policies. Commercial multiple peril policies provide a combination of property and liability coverage for businesses. Commercial property coverage insures against loss or damage to buildings, inventory and equipment from natural disasters, including hurricanes, windstorms, hail, water, explosions, severe winter weather, and other events such as theft and vandalism, fires, storms, and financial loss due to business interruption resulting from covered property damage. However, Crusader does not write earthquake coverage. Commercial liability coverage insures against third party liability from accidents occurring on the insured's premises or arising out of its operation. In addition to commercial multiple peril policies, Crusader also writes separate policies to insure commercial property and commercial liability risks on a mono-line basis. Crusader is domiciled in California; and as of December 31, 2012, Crusader was licensed as an admitted insurance carrier in the states of Arizona, California, Nevada, Oregon, and Washington.

Production and Servicing of Policies

The Company sells its insurance policies through Unifax Insurance Systems, Inc. (Unifax), Crusader's sister corporation and exclusive general agent. All policies are produced by a network of brokers and retail agents. During 2012, Crusader continued to introduce new products as well as product changes such as revised rates, eligibility guidelines, rules and coverage forms. In order to improve service, the Company is currently implementing and configuring a new policy administration system that is primarily focused upon transacting business through the internet, as well as providing more options to make the brokers' and agents' time more efficient. Crusader does not intend to substantially increase its number of retail agents appointed until the Company implements its new policy administration system.

The property casualty insurance marketplace continues to be intensely competitive. While Crusader attempts to meet such competition with competitive prices, its emphasis is on service, promotion, and distribution. Crusader believes that rate adequacy is more important than premium growth and that underwriting profit (net earned premium less losses and loss adjustment expenses and policy acquisition costs) is its primary goal. Nonetheless, Crusader believes that it can grow its sales and profitability by continuing to focus upon three areas of its operations: (1) product development, (2) improved service to retail brokers, and (3) appointment of captive and independent retail agents.

Adjusting of Claims

Crusader manages all of its claims with a staff of in-house claim adjusters. This staff adjusts claims and oversees all outside claim services such as attorneys, independent claim adjusters, outside claim adjusters, investigators, and experts as necessary.

Reinsurance

A reinsurance transaction occurs when an insurance company transfers (cedes) a portion of its exposure on policies written to a reinsurer that assumes that risk for a premium (ceded premium). Reinsurance does not legally discharge the Company from primary liability under its policies. If the reinsurer fails to meet its obligations, the Company must nonetheless pay its policy obligations. Crusader's primary excess of loss reinsurance agreements since January 1, 2003, are as follows:

Loss Year(s)	Reinsurer(s)	A.M. Best Rating	Retention	Annual Aggregate Deductible
2011 – 2012	Platinum Underwriters Reinsurance, Inc.	A		
	& Hannover Ruckversicherungs AG	A		
	& TOA Reinsurance	A+	$500,000	$ -
2005 – 2010	Platinum Underwriters Reinsurance, Inc.	A		
	& Hannover Ruckversicherungs AG	A	$300,000	$500,000
2004	Platinum Underwriters Reinsurance, Inc.	A		
	& Hannover Ruckversicherungs AG	A	$250,000	$500,000
2003	Platinum Underwriters Reinsurance, Inc.	A		
	& Hannover Ruckversicherungs AG	A		
	& QBE Reinsurance Corporation	A	$250,000	$500,000

In calendar years 2012 and 2011 Crusader retained a participation in its excess of loss reinsurance treaties of 10% in its 1st layer ($500,000 in excess of $500,000), 5% in its 2nd layer ($1,000,000 in excess of $1,000,000), and 0% in its property and casualty clash treaty.

In calendar years 2010, 2009 and 2008 Crusader retained a participation in its excess of loss reinsurance treaties of 20% in its 1st layer ($700,000 in excess of $300,000), 15% in its 2nd layer ($1,000,000 in excess of $1,000,000), and 0% in its property and casualty clash treaty. In 2007 Crusader retained a participation in its excess of loss reinsurance treaties of 15% in its 1st layer ($700,000 in excess of $300,000), 15% in its 2nd layer ($1,000,000 in excess of $1,000,000), and 15% in its property clash treaty. In 2006 and 2005 Crusader retained a participation in its excess of loss reinsurance treaties of 10% in its 1st layer ($700,000 in excess of $300,000), 10% in its 2nd layer ($1,000,000 in excess of $1,000,000), and 30% in its property clash treaty. In 2004 Crusader retained a participation in its excess of loss reinsurance treaties of 10% in its 1st layer ($750,000 in excess of $250,000),

10% in its 2nd layer ($1,000,000 in excess of $1,000,000), and 30% in its property clash treaty. In 2003 Crusader retained a participation in its excess of loss reinsurance treaties of 5% in its 1st layer ($750,000 in excess of $250,000), 10% in its 2nd layer ($1,000,000 in excess of $1,000,000), and 30% in its property clash treaty.

The 2007 through 2012 excess of loss reinsurance treaties do not provide for a contingent commission. Crusader's 2006 1st layer primary excess of loss reinsurance treaty provides for a contingent commission equal to 20% of the net profit, if any, accruing to the reinsurer. The first accounting period for the contingent commission covered the period from January 1, 2006, through December 31, 2006. The 2005 excess of loss reinsurance treaties did not provide for a contingent commission. Crusader's 2004 and 2003 1st layer primary excess of loss reinsurance treaties provide for a contingent commission to the Company equal to 45% of the net profit, if any, accruing to the reinsurer. The first accounting period for the contingent commission covers the period from January 1, 2003, through December 31, 2004. For each accounting period as described above, the Company will calculate and report to the reinsurers its net profit (excluding incurred but not reported losses), if any, within 90 days after 36 months following the end of the first accounting period, and within 90 days after the end of each 12-month period thereafter until all losses subject to the agreement have been finally settled. Any contingent commission received is subject to return based on future development of ceded losses and loss adjustment expenses. As of December 31, 2012, the Company has received a total net contingent commission of $3,651,935 for the years subject to contingent commission. Of this amount, the Company has recognized $3,285,855 of contingent commission income, of which $443,697 was recognized in the year ended December 31, 2012. The remaining balance of the net payments received of $366,080 is currently unearned and included in "Accrued Expenses and Other Liabilities" in the consolidated balance sheets. The unearned contingent commission may be subsequently earned or returned to the reinsurer depending on the future development of the ceded IBNR for the years subject to contingent commission.

Crusader also has catastrophe reinsurance treaties from various highly rated California authorized and unauthorized reinsurance companies. These reinsurance treaties help protect Crusader against liabilities in excess of certain retentions, including major or catastrophic losses that may occur from any one or more of the property and/or casualty risks which Crusader insures. The Company has no reinsurance recoverable balances in dispute.

The Company evaluates each of its ceded reinsurance treaties at its inception to determine if there is sufficient risk transfer to allow the contract to be accounted for as reinsurance under current accounting literature. As of December 31, 2012, all such ceded contracts are accounted for as risk transfer reinsurance.

The aggregate amount of earned premium ceded to the reinsurers was $5,135,929 for the year ended December 31, 2012, $5,348,319 for the year ended December 31, 2011, and $7,427,236 for the year ended December 31, 2010.

On most of the premium that Crusader cedes to the reinsurer, the reinsurer pays a commission to Crusader that includes a reimbursement of the cost of acquiring the portion of the premium that is ceded. Crusader does not currently assume any reinsurance. The Company intends to continue obtaining reinsurance although the availability and cost may vary from time to time. The unpaid losses ceded to the reinsurer are recorded as an asset on the balance sheet.

Unpaid Losses and Loss Adjustment Expenses

Crusader maintains reserves for losses and loss adjustment expenses with respect to both reported and unreported losses. When a claim for loss is reported to the Company, a reserve is established for the expected cost to settle the claim, including estimates of any related legal expense and other costs associated with resolving the claim. These reserves are called "case based" reserves. In addition, the Company also sets up reserves at the end of each reporting period for losses that have occurred but have not yet been reported to the Company. These incurred but not reported losses are referred to as "IBNR" reserves.

Crusader establishes reserves for reported losses based on historical experience, upon case-by-case evaluation of facts surrounding each known loss, and the related policy provisions. The amount of reserves for unreported losses is estimated by analysis of historical and statistical information. The ultimate liability of Crusader may be greater or less than estimated reserves. Reserves are monitored and adjusted when appropriate and are reflected in the statement of operations in the period of adjustment. Reserves for losses and loss adjustment expenses are estimated to cover the future amounts needed to pay claims and related expenses with respect to insured events that have occurred.

The Company does not discount to a present value that portion of loss and loss adjustment expense reserves expected to be paid in future periods. Federal tax law, however, requires the Company to discount losses and loss adjustment expense reserves for federal income tax purposes.

The process of establishing loss and loss adjustment expense reserves involves significant judgment. The following table shows the development of the unpaid losses and loss adjustment expenses for fiscal years 2002 through 2011. The top line of the table shows the estimated liability for unpaid losses and loss adjustment expenses, net of reinsurance, recorded at the balance sheet date for each of the indicated years. This liability represents the estimated amount of losses and loss adjustment expenses for losses arising in the current and prior years that are unpaid at the balance sheet date. The table shows the re-estimated amount of the previously recorded liability based on experience as of the end of each succeeding year. The estimate may change as more information becomes known. The Company believes that its loss and loss adjustment expense reserves are properly stated. When subsequent loss and loss adjustment expense development justifies changes in reserving practices, the Company responds accordingly.

The following table reflects redundancies in Crusader's net loss and loss adjustment expense reserves for each of the 2002 through 2011 periods. The gross loss and loss adjustment expense reserves also reflect a cumulative redundancy for the 2002 through 2011 periods. See discussion of losses and loss adjustment expenses in Item 7 - "Management's Discussion and Analysis - Results of Operations - Insurance Company Operation."

When evaluating the information in the following table, it should be noted that each amount includes the effects of all changes in amounts of prior periods; therefore, the cumulative redundancy represents the aggregate change in the estimates over all prior years. Conditions and trends that have affected development of liability in the past may not necessarily occur in the future. Accordingly, it would not be appropriate to extrapolate future deficiencies or redundancies based on this table.

CRUSADER INSURANCE COMPANY

ANALYSIS OF LOSS AND LOSS ADJUSTMENT EXPENSE DEVELOPMENT

Year Ended December 31

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012
Reserve for Unpaid Losses and Loss Adjustment Expenses, Net	$53,596,945	$58,883,861	$67,349,989	$76,235,467	$70,076,430	$66,305,287	$58,839,017	$55,409,545	$49,743,381	$46,512,179	$43,200,582
Paid Cumulative as of											
1 Year Later	21,326,688	18,546,279	14,626,446	17,257,218	18,136,957	20,255,356	17,123,126	15,809,062	12,431,401	11,351,147	
2 Years Later	35,883,729	28,289,327	26,374,067	30,280,022	32,708,859	34,175,791	27,981,461	24,809,437	19,595,440		
3 Years Later	40,808,763	35,508,898	34,031,644	39,459,338	40,477,741	40,878,873	33,327,793	29,641,757			
4 Years Later	44,116,477	39,577,949	37,471,168	44,045,638	43,803,412	44,243,160	35,105,657				
5 Years Later	46,382,760	41,417,614	38,960,467	45,490,105	45,453,118	45,060,447					
6 Years Later	47,272,911	42,384,891	39,606,633	48,502,411	46,048,205						
7 Years Later	47,994,346	42,843,453	40,434,752	49,035,550							
8 Years Later	48,289,708	43,655,452	40,943,349								
9 Years Later	48,989,544	44,164,176									
10 Years Later	49,169,630										
Reserves Re-estimated as of											
1 Year Later	56,348,531	58,048,427	63,525,526	64,064,785	65,958,329	62,748,486	54,883,464	50,841,366	44,900,923	42,149,270	
2 Years Later	57,237,770	54,623,000	51,981,027	60,840,795	61,135,905	59,520,345	51,044,229	47,332,499	40,856,252		
3 Years Later	55,430,550	50,602,947	49,959,618	57,688,373	56,989,424	56,548,186	47,343,297	43,887,081			
4 Years Later	53,154,847	49,959,618	47,537,734	55,381,880	54,055,748	54,131,673	44,479,597				
5 Years Later	53,047,154	47,848,145	46,539,900	52,540,959	52,443,534	51,927,804					
6 Years Later	51,628,155	47,335,768	44,229,362	51,219,584	50,931,469						
7 Years Later	51,380,177	45,793,998	43,383,538	52,482,257							
8 Years Later	50,249,934	45,401,564	43,057,576								
9 Years Later	50,089,872	45,520,627									
10 Years Later	50,062,599										
Cumulative Redundancy	$3,534,346	$13,363,234	$24,292,413	$23,753,210	$19,144,961	$14,377,483	$14,359,420	$11,522,464	$8,887,129	$4,362,910	
Gross Liability for Unpaid Losses and Loss Adjustment Expenses	$74,905,284	$78,139,090	$87,469,000	$101,914,548	$93,596,117	$94,730,711	$78,654,590	$71,585,408	$61,559,695	$54,486,843	$49,784,725
Ceded Liability for Unpaid Losses and Loss Adjustment Expenses	(21,308,339)	(19,255,229)	(20,119,011)	(25,679,081)	(23,519,687)	(28,425,424)	(19,815,573)	(16,175,863)	(11,816,314)	(7,974,664)	(6,584,143)
Net Liability for Unpaid Losses and Loss Adjustment Expenses	$53,596,945	$58,883,861	$67,349,989	$76,235,467	$70,076,430	$66,305,287	$58,839,017	$55,409,545	$49,743,381	$46,512,179	$43,200,582
Gross Liability Re-estimated	$70,902,267	$62,129,789	$56,238,314	$68,205,915	$63,368,874	$65,215,056	$54,361,761	$51,197,591	$47,303,324	$48,474,542	
Ceded Liability Re-estimated	(20,839,668)	(16,609,162)	(13,180,738)	(15,723,658)	(12,437,405)	(13,287,252)	(9,882,164)	(7,310,510)	(6,447,076)	(6,325,272)	
Net Liability Re-estimated	$50,062,599	$45,520,627	$43,057,576	$52,482,257	$50,931,469	$51,927,804	$44,479,597	$43,887,081	$40,856,248	$42,149,270	
Gross Reserve Redundancy	$4,003,017	$16,009,301	$31,230,686	$33,708,633	$30,227,243	$29,515,655	$24,292,829	$20,387,817	$14,256,371	$6,012,301	

Net Premium Written to Policyholders' Surplus Ratio

The following table shows, for the periods indicated, Crusader's statutory ratio of net premium written to statutory policyholders' surplus. Since each property and casualty insurance company has different capital needs, an "acceptable" ratio of net premium written to policyholders' surplus for one company may be inapplicable to another. While there is no statutory requirement applicable to Crusader that establishes a permissible net premium to surplus ratio, guidelines established by the National Association of Insurance Commissioners (NAIC) provide that such ratio should generally be no greater than 3 to 1.

	Twelve months ended December 31				
Statutory:	2012	2011	2010	2009	2008
Net premium written	$27,391,289	$26,719,847	$25,270,320	$29,635,898	$31,175,204
Policyholders' surplus	$59,062,170	$67,277,035	$62,520,958	$62,553,813	$64,736,230
Ratio	0.5 to 1	0.4 to 1	0.4 to 1	0.5 to 1	0.5 to 1

Crusader's results herein are reported in accordance with U.S. generally accepted accounting principles (GAAP). These results differ from its financial results reported in accordance with Statutory Accounting Principles (SAP) as prescribed or permitted by insurance regulatory authorities. Crusader is required to file financial statements with insurance regulatory authorities prepared on a SAP basis.

SAP differs in certain respects from GAAP. The more significant of these differences that apply to Crusader are:

- Under GAAP, policy acquisition costs such as commissions, premium taxes and other variable costs incurred in connection with writing new and renewal business are capitalized and amortized on a pro rata basis over the period in which the related premiums are earned, rather than expensed as incurred as required by SAP.
- Certain assets included in balance sheets under GAAP are designated as "non-admitted assets" and are charged directly against statutory surplus under SAP. Non-admitted assets primarily include premium receivables that are outstanding over 90 days, federal deferred tax assets in excess of statutory limitations, furniture, equipment, leasehold improvements, and prepaid expenses.
- Under GAAP, amounts related to ceded reinsurance are shown gross as prepaid reinsurance premiums and reinsurance recoverable, rather than netted against unearned premium reserves and loss and loss adjustment expense reserves, respectively, as required by SAP.
- Under GAAP, fixed maturity securities that are classified as available-for-sale are reported at estimated fair values, rather than at amortized cost or the lower of amortized cost or market, depending on the specific type of security as required by SAP.
- The differing treatment of income and expense items results in a corresponding difference in federal income tax expense. Under GAAP reporting, changes in deferred income taxes are reflected as an item of income tax benefit or expense. As required by SAP, federal income taxes are recorded as income tax benefit or expense when payable and deferred taxes, subject to limitations, are recognized but only to the extent that they do not exceed a specified percentage of statutory surplus. Changes in deferred taxes are recorded directly to statutory surplus.

Regulation

The insurance company operation is subject to regulation by the California Department of Insurance (the insurance department) and by the department of insurance of other states in which Crusader is licensed. The insurance department has broad regulatory, supervisory, and administrative powers. These powers relate primarily to the standards of solvency which must be met and maintained; the licensing of insurers and their agents; the nature and limitation of insurers' investments; the prior approval of rates, rules and forms; the issuance of securities by insurers; periodic financial and market conduct examinations of the affairs of insurers; the annual and other reports required to be filed on the financial condition and results of operations of such insurers or for other purposes; and the establishment of reserves required to be maintained for unearned premiums, losses, and other purposes. The regulations and supervision by the insurance department are designed principally for the benefit of policyholders and not for the insurance company shareholders. The insurance department's Market Conduct Division is responsible for conducting periodic examinations of companies to ensure compliance with California Insurance Code and California Code of Regulations with respect to rating, underwriting and claims handling practices. The most recent Market Conduct Examination of Crusader covered claims handling practices in California during the period March 1, 2010, through February 28, 2011. The examination report was adopted by the insurance department on January 11, 2012. All issues identified during the examination were resolved to the satisfaction of the insurance department and the Company. None of the issues identified during the examination had any material effect on the Company. The insurance department also conducts periodic financial examinations of Crusader. During 2012, the insurance department began conducting a financial examination of Crusader's December 31, 2009 through December 31, 2011, statutory financial statements. As of the date of this report, the examination has not been completed.

In December 1993, the NAIC adopted a Risk-Based Capital (RBC) Model Law for property and casualty companies. The RBC Model Law is intended to provide standards for calculating a variable regulatory capital requirement related to a company's current operations and its risk exposures (asset risk, underwriting risk, credit risk and off-balance sheet risk). These standards are intended to serve as a diagnostic solvency tool for regulators that establishes uniform capital levels and specific authority levels for regulatory intervention when an insurer falls below minimum capital levels. The RBC Model Law specifies four distinct action levels at which a regulator can intervene with increasing degrees of authority over a domestic insurer if its RBC is equal to or less than 200% of its computed authorized control level RBC. A company's RBC is required to be disclosed in its statutory annual statement. The RBC is not intended to be used as a rating or ranking tool nor is it to be used in premium rate making or approval. Crusader's adjusted capital at December 31, 2012, was 953% of authorized control level risk-based capital.

The following table sets forth the different levels of risk-based capital that may trigger regulatory involvement and the corresponding actions that may result.

LEVEL	TRIGGER	CORRECTIVE ACTION
Company Action Level	Adjusted Capital less than 200% of Authorized Control Level	The insurer must submit a comprehensive plan to the insurance commissioner.
Regulatory Action Level	Adjusted Capital less than 150% of Authorized Control Level	In addition to above, insurer is subject to examination, analysis, and specific corrective action.
Authorized Control Level	Adjusted Capital less than 100% of Authorized Control Level	In addition to both of the above, insurance commissioner may place insurer under regulatory control.
Mandatory Control Level	Adjusted Capital less than 70% of Authorized Control Level	Insurer must be placed under regulatory control.

Insurance Regulatory Information System (IRIS) was developed by a committee of state insurance regulators primarily to assist state insurance departments in executing their statutory mandate to oversee the financial condition of insurance companies. IRIS helps those companies that merit highest priority in the allocation of the regulators' resources on the basis of 13 financial ratios that are calculated annually. The analytical phase is a review of annual statements and the financial ratios. The ratios and trends are valuable in pointing to companies likely to experience financial difficulties but are not themselves indicative of adverse financial condition. The ratio and benchmark comparisons are mechanically produced and are not intended to replace the state insurance departments' own in-depth financial analysis or on-site examinations.

An unusual range of ratio results has been established from studies of the ratios of companies that have become insolvent or have experienced financial difficulties. In the analytical phase, companies that receive four or more financial ratio values outside the usual range are analyzed in order to identify those companies that appear to require immediate regulatory action. Subsequently, a more comprehensive review of the ratio results and an insurer's annual statement is performed to confirm that an insurer's situation calls for increased or close regulatory attention.

In 2012, Crusader was outside the usual value on three of the thirteen IRIS ratio tests. IRIS Ratio test number 6 considers Crusader's 2012 investment yield. An unusual value for that ratio is an investment yield equal to or greater than 6.5% or equal to or less than 3%. Crusader's 2012 investment yield was 1.3%. IRIS ratio tests number 7 considers the change in policyholders' surplus and IRIS ratio test number 8 considers the change in adjusted policyholders' surplus. Unusual values for these ratio tests are an increase in the captioned amount equal to or greater than 50% or a decrease in the captioned amount equal to or greater than 10%. Crusader's policyholders' surplus and adjusted policyholders' surplus amounts are identical, as there were no adjustments to Crusader's policyholders' surplus. Crusader's policyholders' surplus decreased 12% in the year ended December 31, 2012, compared to the prior year, primarily as a result of the payment of dividends of $11,750,000 by Crusader to its sole shareholder, Unico, during the year ended December 31, 2012.

California Insurance Guarantee Association

The California Insurance Guarantee Association (CIGA) was created to provide for payment of claims for which insolvent insurers of most casualty lines are liable but which cannot be paid out of such insurers' assets. The Company is subject to assessment by CIGA for its pro-rata share of such claims based on premiums written in the particular line in the year preceding the assessment by insurers writing that line of insurance in California. Such assessments are based upon estimates of losses to be incurred in liquidating an insolvent insurer. Assessments are recouped through a mandated surcharge to policyholders the year after the assessment. No assessment was made by CIGA for the 2012, 2011, or 2010 calendar years.

Holding Company Act

Crusader is subject to regulation by the insurance department pursuant to the provisions of the California Insurance Holding Company System Regulatory Act (the "Holding Company Act"). Pursuant to the Holding Company Act, the insurance department may examine the affairs of Crusader at any time. Certain transactions defined to be of an "extraordinary" type may not be effected without the prior approval of the insurance department. Such transactions include, but are not limited to, sales, purchases, exchanges, loans and extensions of credit, and investments made within the immediately preceding 12 months involving the lesser of 3% of admitted assets or 25% of policyholders' surplus as of the preceding December 31. An extraordinary transaction also includes a dividend which, together with other dividends or distributions made within the preceding 12 months, exceeds the greater of 10% of the insurance company's policyholders' surplus as of the preceding December 31 or the insurance company's net income for the preceding calendar year. An insurance company is also required to notify the insurance department of any dividend after declaration, but prior to payment.

The Holding Company Act also provides that the acquisition or change of “control” of a California domiciled insurance company or of any person who controls such an insurance company cannot be consummated without the prior approval of the insurance commissioner. In general, a presumption of “control” arises from the ownership of voting securities and securities that are convertible into voting securities, which in the aggregate constitute 10% or more of the voting securities of a California insurance company or a person who controls a California insurance company, such as Crusader. A person seeking to acquire “control,” directly or indirectly, of the Company must generally file with the insurance commissioner an application for change of control containing certain information required by statute and published regulations and provide a copy of the application to the Company. The Holding Company Act also effectively restricts the Company from consummating certain reorganizations or mergers without prior regulatory approval. The Company is in compliance with the Holding Company Act.

Rating

Insurance companies are rated to provide both industry participants and insurance consumers with meaningful information on specific insurance companies. Higher ratings generally indicate financial stability and a strong ability to pay claims. These ratings are based upon factors relevant to policyholders and are not directed toward protection of investors. Such ratings are neither a rating of securities nor a recommendation to buy, hold or sell any security and may be revised or withdrawn at any time. Ratings focus primarily on the following factors: capital resources, financial strength, demonstrated management expertise in the insurance business, credit analysis, systems development, market segment position and growth opportunities, marketing, sales conduct practices, investment operations, minimum policyholders' surplus requirements and capital sufficiency to meet projected growth, as well as access to such traditional capital as may be necessary to continue to meet standards for capital adequacy.

The claims-paying abilities of insurers are rated to provide both insurance consumers and industry participants with comparative information on specific insurance companies. Claims-paying ratings are important for the marketing of certain insurance products.

In November of 2012, A.M. Best Company reaffirmed Crusader's financial strength rating of A- (Excellent) and a rating outlook of “stable.” In addition, Crusader was assigned an Issuer Credit Rating of a- (Excellent).

Terrorism Risk Insurance Act of 2002

On November 26, 2002, the Terrorism Risk Insurance Act of 2002 (The Act) was signed by President Bush. On December 22, 2005, the United States' government extended The Act, which was set to expire on December 31, 2005, for two more years. On December 26, 2007, the United States government extended The Act again through December 31, 2014. The Act establishes a program within the Department of the Treasury in which the federal government will share the risk of loss from acts of terrorism with the insurance industry. Federal participation will be triggered when the Secretary of the Treasury in concurrence with the Secretary of State and the Attorney General of the United States, certifies an act to be an act of terrorism. No act shall be certified as an act of terrorism unless the terrorist act results in aggregate losses in excess of $5 million.

Under The Act, the federal government will pay 85% of covered terrorism losses exceeding the statutorily established deductible. All property and casualty insurance companies are required to participate in the program to the extent that they must make available property and casualty insurance coverage for terrorism that does not differ materially from the terms, amounts, and other coverage limitations applicable to losses arising from events other than acts of terrorism.

The Company does not write policies on properties considered a target of terrorist activities such as airports, large hotels, large office structures, amusement parks, landmark defined structures, or other large scale public facilities. In addition, there is not a high concentration of policies in any one area where increased exposure to terrorist threats exist. Consequently, the Company believes its exposure relating to acts of terrorism is low. In 2012, Crusader received $76,087 in terrorism coverage premium from approximately 5% of its policyholders. Crusader's 2012 terrorism deductible was $6,414,452. Crusader's 2013 terrorism deductible is $6,490,818.

OTHER INSURANCE OPERATIONS

General Agency Operations

Unifax primarily sells and services commercial multiple peril business insurance policies for Crusader in California.

Bedford Insurance Services, Inc. (Bedford), sells and services daily automobile rental policies in most states for a non-affiliated insurer.

As general agents, these subsidiaries market, rate, underwrite, inspect and issue policies, bill and collect insurance premiums, and maintain accounting and statistical data. Unifax is the exclusive general agent for Crusader. Bedford is a non-exclusive general agent for non-affiliated insurance companies. The Company's marketing is conducted through advertising to independent insurance agents and brokers. For its services, the general agent receives a commission (based on the premium written) from the insurance company and, in some cases, a policy fee from the customer. These subsidiaries all hold licenses issued by the California Department of Insurance and other states where applicable.

Insurance Premium Finance Operation

The Company's subsidiary, American Acceptance Corporation (AAC), is a licensed insurance premium finance company that provides insurance purchasers with the ability to pay their insurance premiums on an installment basis. The premium finance company pays the insurance premium to the insurance company in return for a premium finance note from the insured. These notes are paid off by the insured in nine monthly installments and are secured by the unearned premiums held by the insurance company. AAC provides premium financing solely for Crusader policies that are produced by Unifax in California.

Association Operation

The Company's subsidiary, Insurance Club, Inc., dba AAQHC, An Administrator (AAQHC) (formally American Association of Quality Health Care), is a membership association and a third party administrator. AAQHC provides various consumer benefits to its members, including participation in group medical and dental insurance policies that it negotiates. AAQHC also provides services as a third party administrator and is licensed by the California Department of Insurance. For these services, AAQHC receives membership and fee income from its members.

Health Insurance Operation

The Company's subsidiary, American Insurance Brokers, Inc. (AIB), markets health insurance in California as a general agency and an independent broker through non-affiliated insurance companies for individuals and groups. The services provided consist of marketing, billing and collection, accounting, and customer service. For these services AIB receives commissions from insurance companies. AIB holds licenses issued by the California Department of Insurance.

INVESTMENTS

The Company's investment guidelines on equity securities limit investments in equity securities to an aggregate maximum of $2,000,000. The Company's investment guidelines on fixed maturities limit those investments to high-grade obligations with a maximum term of eight years. The maximum investment authorized in any one issuer is $2,000,000. This dollar limitation excludes bond premiums paid in excess of par value and U.S. government or U.S. government guaranteed issues. Investments in municipal securities are primarily pre-refunded and secured by U.S. treasury securities. The short-term investments are either U.S. government obligations, FDIC insured, or are in an institution with a Moody's rating of P2 and/or a Standard & Poor's rating of A1. All of the Company's fixed maturity investment securities are rated, readily marketable, and could be liquidated without any materially adverse financial impact.

COMPETITION

Insurance Company and General Agency Operations (Property and Casualty)

The property and casualty markets in which we operate are highly competitive. Property and casualty insurers generally compete on many factors, including price, commission rates, consumer recognition, coverages offered, financial stability, customer service and geographic coverage. Competition is also affected by the pace of technological developments. An insurer's ability to innovate, develop, and implement new applications and other technology can affect its competitive position. The Company continues to invest in technology in order to compete more effectively in the insurance marketplace. The marketplace is highly cyclical, characterized by periods of high premium rates and shortages of underwriting capacity followed by periods of severe price competition and excess underwriting capacity.

The profitability of insurers is affected by many factors including premium adequacy, the frequency and severity of claims, state regulations, interest rates, general business conditions, and court decisions redefining and expanding the extent of coverage. One of the challenging and unique features of the property and casualty business is the fact that since premiums are collected before losses are paid, its products are normally priced before its costs are known.

Additional information regarding competition in the insurance marketplace is discussed in Item 7 - "Management's Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations."

Insurance Premium Financing Operation

The insurance premium financing operation currently finances policies written only through its sister company, Unifax. Consequently, AAC's growth is primarily dependent on the growth of Crusader and Unifax business. Since July 2010, AAC has continued to offer 0% financing on policies written by Unifax for Crusader. The Company monitors the cost of providing this incentive, and depending on the cost/benefit determination, the Company can continue to offer 0% financing or withdraw it at any time.

Health Insurance Operation

The health insurance market is uncertain due to changes in healthcare insurance mandated by recent federal legislation. AIB provides a variety of health and life insurance products to individuals and groups. These same products are offered by most of our competitors; thus service, reliability and stability are important to obtain and retain customers.

EMPLOYEES

As of March 27, 2013, the Company employed 81 persons at its facility located in Woodland Hills, California. The Company has no collective bargaining agreements and believes its relations with its employees are excellent.

Item 1A. Risk Factors.

The Company is subject to numerous risks and uncertainties, the outcome of which may impact future results of operations and financial condition.

Management divides these risks into three broad categories in assessing how they may affect our financial condition and operating results, as well as our ability to achieve our business objectives:

- Risks related to the Company's business – risks associated with day-to-day events that directly or indirectly may affect our insurance operations.
- Risks related to the Company's industry – the risks stemming from the insurance industry business and regulatory environment that directly or indirectly may affect our insurance operations
- Risks related to the Company's stock – the risks resulting from financial results or regulatory actions or ownership and control that may have an adverse effect on the company's stock price and the company's shareholders.

This information is not all encompassing and should be considered carefully together with the other information contained in this report and in the other reports and materials filed by us with the Securities and Exchange Commission ("SEC"), as well as news releases and other information we publicly disseminate from time to time.

RISKS RELATED TO THE COMPANY'S BUSINESS

Crusader is subject to minimum capital and surplus requirements, and any failure to meet these requirements could subject Crusader to regulatory action.

Crusader is subject to risk-based capital (RBC) standards and other minimum capital and surplus requirements imposed under applicable laws of its state of domicile. The RBC standards, based upon the Risk-Based Capital Model Act adopted by the National Association of Insurance Commissioners (NAIC), require Crusader to report the results of RBC calculations to state departments of insurance and the NAIC. If Crusader fails to meet these standards and requirements, the California Department of Insurance (DOI) may require specified actions to be taken.

The Company's business is vulnerable to significant catastrophic property loss, which could have an adverse effect on its financial condition and results of operations.

The Company faces a significant risk of loss in the ordinary course of its business for property damage resulting from natural disasters, man-made catastrophes and other catastrophic events, particularly hurricanes, earthquakes, hail storms, explosions, tropical storms, fires, sinkholes, war, acts of terrorism, severe winter weather and other natural and man-made disasters. Such events typically increase the frequency and severity of commercial property claims. Because catastrophic loss events are by their nature unpredictable, historical results of operations may not be indicative of future results of operations, and the occurrence of claims from catastrophic events may result in substantial volatility in the Company's financial condition and results of operations from period to period. Although the Company attempts to manage its exposure to such events, the occurrence of one or more major catastrophes in any given period could have a material and adverse impact on the Company's financial condition and results of operations and could result in substantial outflows of cash as losses are paid.

Changes in accounting standards issued by the Financial Accounting Standards Board ("FASB") or other standard-setting bodies may adversely affect the Company's consolidated financial statements.

The Company's consolidated financial statements are subject to the application of GAAP, which is periodically revised and/or expanded. Accordingly, the Company is required to adopt new or revised accounting standards from time to time issued by recognized authoritative bodies, including the FASB. It is possible that future changes the Company is required to adopt could change the current accounting treatment that the Company applies to its consolidated financial statements and that such changes could have a material effect on the Company's financial condition and results of operations.

The Company may be required to adopt International Financial Reporting Standards ("IFRS"). The ultimate adoption of such standards could negatively impact its financial condition or results of operations.

Although not yet required, the Company could be required to adopt IFRS, which differs from GAAP, for the Company's accounting and reporting standards. The ultimate implementation and adoption of new standards could materially impact the Company's financial condition or results of operations.

The Company's success may depend on its ability to adjust claims accurately.

Many factors can affect our ability to pay claims accurately, including the training, experience, and skill of our claims representatives, the extent of and our ability to recognize and respond to fraudulent or inflated claims, the claims organization's culture and the effectiveness of its management, our ability to develop or select and implement appropriate procedures, technologies, and systems to support our claims functions. Our failure to pay claims fairly, accurately, and in a timely manner, or to deploy claims resources appropriately, could result in unanticipated costs to us, lead to material litigation, undermine customer goodwill and our reputation in the marketplace, and impair our brand image and, as a result, materially adversely affect our competitiveness, financial results, prospects, and liquidity.

Loss and loss adjustment expense reserves are based on estimates and may not be sufficient to cover future losses.

Loss and loss adjustment expense reserves represent an estimate of amounts needed to pay and administer claims with respect to insured events that have occurred, including events that have occurred but have not yet been reported to the Company. There is a high level of uncertainty inherent in the evaluation of the required losses and loss adjustment expense reserves for the Company. The long-tailed nature of liability claims and the volatility of jury awards exacerbate that uncertainty. The Company sets loss and loss adjustment expense reserves at each balance sheet date based upon management's best estimate of the ultimate payments that it anticipates will be made to settle all losses incurred and related loss adjustment expenses incurred as of that date for both reported and unreported losses. The ultimate cost of claims is dependent upon future events, the outcomes of which are affected by many factors. Company claim reserving procedures and settlement philosophy, current and perceived social and economic inflation, current and future court rulings and jury attitudes, improvements in medical technology, and many other economic, scientific, legal, political, and social factors all can have significant effects on the ultimate costs of claims. Changes in Company operations and management philosophy also may cause actual developments to vary from the past. Since the emergence and disposition of claims are subject to uncertainties, the net amounts that will ultimately be paid to settle claims may vary significantly from the estimated amounts provided for in the accompanying consolidated financial statements. Any adjustments to reserves are reflected in the operating results of the periods in which they are made.

Any inability of the Company to realize its deferred tax assets may have a materially adverse effect on the Company's financial condition and results of operations.

The Company recognizes deferred tax assets and liabilities for the future tax consequences related to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for tax credits. The Company evaluates its deferred tax assets for recoverability based on available evidence, including assumptions about future profitability and capital gain generation. Although management believes that it is more likely than not that the deferred tax assets will be realized, some or all of the Company's deferred tax assets could expire unused if the Company is unable to generate taxable income of a sufficient nature in the future sufficient to utilize them.

If the Company determines that it would not be able to realize all or a portion of its deferred tax assets in the future, the Company would reduce the deferred tax asset through a charge to earnings in the period in which the determination is made. This charge could have a materially adverse effect on the Company's results of operations and financial condition. In addition, the assumptions used to make this determination are subject to change from period to period based on changes in tax laws or variances between the Company's projected operating performance and actual results. As a result, management judgment is required in assessing the possible need for a deferred tax asset valuation allowance. For these reasons and because changes in these assumptions and estimates can materially affect the Company's results of operations and financial condition, management has included the assessment of a deferred tax asset valuation allowance as a critical accounting estimate.

The Company's success depends on its ability to accurately underwrite risks and to charge adequate premiums to policyholders.

The Company's financial condition, liquidity and results of operations largely depend on the Company's ability to underwrite and set premiums accurately for the risks it faces. Premium rate adequacy is necessary to generate sufficient premium to offset losses, loss adjustment expenses, underwriting expenses, and to earn a profit. In order to price its products accurately, the Company must collect and properly analyze a substantial volume of data; develop, test and apply appropriate rating formulas; closely monitor and timely recognize changes in trends; and project both severity and frequency of losses with reasonable accuracy. The Company's ability to undertake these efforts successfully is subject to a number of risks and uncertainties, including, without limitation:

- Availability of sufficient reliable data.
- Incorrect or incomplete analysis of available data.
- Uncertainties inherent in estimates and assumptions.
- Selection and application of appropriate rating formulae or other pricing methodologies.
- Adoption of successful pricing strategies.
- Prediction of policyholder retention (e.g., policy life expectancy).
- Unanticipated court decisions, legislation or regulatory action.
- Ongoing changes in the Company's claim settlement practices.
- Unexpected inflation.
- Social changes, particularly those affecting litigation inclinations.

Such risks may result in the Company's pricing being based on outdated, inadequate, or inaccurate data, or inappropriate analyses, assumptions, or methodologies, and may cause the Company to estimate incorrectly future changes in the frequency or severity of claims. As a result, the Company could underprice risks, which would negatively affect the Company's margins, or it could overprice risks, which could reduce the Company's volume and competitiveness. In either event, the Company's operating results, financial condition, and cash flow could be materially adversely affected.

Inability to obtain reinsurance or to collect ceded losses and loss adjustment expenses could adversely affect the Company's ability to write new policies.

The availability, amount and cost of reinsurance depend on market conditions and may vary significantly. Any decrease in the amount of the Company's reinsurance will increase the risk of loss and could materially adversely affect its business and financial condition. Ceded reinsurance does not discharge the Company's direct obligations under the policies it writes. The Company remains liable to its policyholders even if the Company is unable to make recoveries that it believes it is entitled to under the reinsurance contracts. Losses may not be recovered from the reinsurers until claims are paid.

The insurance business is subject to extensive regulation and legislative changes, which may impact the manner in which the Company operates its business.

The insurance business is subject to extensive regulation by the California Department of Insurance. The California Department of Insurance has broad regulatory powers implemented to protect policyholders, not stockholders or other investors. These powers include, among other things, the ability to:

- Place limitations on the Company's investments and dividends.
- Place limitations on the Company's ability to transact business with its affiliates.
- Establish standards of solvency including minimum reserves and capital surplus requirements.
- Prescribe the form and content of and to examine the Company's financial statements.

Federal legislation currently does not directly impact the property and casualty business, but the business can be indirectly affected by changes in federal regulations. In addition, the U.S. Congress and other federal agencies from time to time consider whether federal regulation of U. S. insurers is necessary. The Company is unable to predict whether such laws will be enacted and how and to what extent this could affect the Company.

This extensive regulation may affect the cost or demand for the Company's products and may limit the ability to obtain rate increases or to take other actions that the Company might desire to do in order to increase its profitability.

Unico is a holding company that relies on its subsidiaries to satisfy its obligations.

As a holding company, Unico does not generate revenue sufficient to pay operating expenses or stockholders' dividends. Consequently, Unico relies on the ability of its subsidiaries to meet its obligations. The ability of Crusader to pay dividends to Unico is regulated by state insurance laws, which limit the amount of, and in certain circumstances may prohibit the payment of, cash dividends. The inability of Crusader to pay dividends in an amount sufficient to enable Unico to meet its cash requirements could have a material adverse effect on the Company's results of operations, financial condition, and its ability to pay dividends to its shareholders.

A downgrade in the financial strength rating of the insurance company could reduce the amount of business it may be able to write.

Rating agencies rate insurance companies based on financial strength as an indication of an ability to pay claims. The financial strength rating of A.M. Best is subject to periodic review using, among other things, proprietary capital adequacy models, and is subject to revision or withdrawal at any time. Insurance financial strength ratings are directed toward the concerns of policyholders and insurance agents, and are not intended for the protection of investors. Any downgrade in the Company's A.M. Best rating could cause a reduction in the number of policies it writes and could have a materially adverse effect on the Company's results of operations and financial position. In November of 2012, A.M. Best Company reaffirmed Crusader's financial strength rating of A- (Excellent) and a rating outlook of "stable." In addition, Crusader was assigned an Issuer Credit Rating of a- (Excellent).

Intense competition could adversely affect the ability to sell policies at premium rates the Company deems adequate.

The Company faces significant competition which, at times, is intense. If the Company is unable to compete effectively, its business and financial condition could be materially adversely affected. Competition in the property and casualty marketplace is based on many factors including premiums charged, services provided, financial strength ratings assigned by independent rating agencies, speed of claims payments, reputation, perceived financial strength, technology, and general experience. The Company competes with regional and national insurance companies. Some competitors have greater financial, marketing, and management resources than the Company. Intense competitive pressure on prices can result from the actions of even a single large competitor. The Company uses its own proprietary premium rates to determine the price it charges for its property and casualty policies.

The Company's earnings may be affected by changes in interest rates.

Investment income is an important component of the Company's revenues and net income. The ability to achieve investment objectives is affected by factors that are beyond the Company's control. Interest rates are highly sensitive to many factors, including governmental monetary policies and domestic and international economic and political conditions. Any significant decline in investment income as a result of falling interest rates or general market conditions would have an adverse effect on net income and, as a result, on the Company's stockholders' equity and policyholders' surplus.

The outlook for the Company's investment income is dependent on the future direction of interest rates and the amount of cash flows from operations that are available for investment. The fair values of fixed maturity investments that are "available-for-sale" fluctuate with changes in interest rates and cause fluctuations in stockholders' equity.

The Company's geographic concentration ties its performance to the business, economic, and regulatory conditions in California.

The Company's insurance business is concentrated in California (100% of gross written premium in 2010 through 2012). Accordingly, unfavorable business, economic or regulatory conditions in the state of California could negatively impact the Company's performance. In addition, California is exposed to severe natural perils, such as earthquakes and fires along with the possibility of terrorist acts. Accordingly, the Company could suffer losses as a result of catastrophic events.

The Company relies on independent insurance agents and brokers.

The failure or inability of independent insurance agents and brokers to market the Company's insurance programs successfully could have a materially adverse effect on its business, financial condition and results of operations. Independent brokers are not obligated to promote the Company's insurance programs and may sell competitors' insurance programs. The Company's business largely depends on the marketing efforts of independent brokers and on the Company's ability to offer insurance programs and services that meet the requirements of those brokers' customers.

The Company's reserve for doubtful accounts is based on estimates.

The Company may not be able to collect the premiums it estimates is collectible from its agents and brokers and, therefore, the Company's reserve for doubtful accounts may not be sufficient.

Litigation may have an adverse effect on the Company's business.

The insurance industry is the target of class action lawsuits and other types of litigation, some of which involve claims for substantial and/or indeterminate amounts and the outcomes of which are unpredictable. This litigation can be based on a variety of issues including insurance and claim settlement practices. Although the Company has not been the target of any specific class action lawsuits, it is possible that a suit of this type could have a negative impact on the Company's business.

The Company relies on its information technology systems to manage many aspects of its business; and any failure of these systems to function properly or any interruption in their operation could result in a materially adverse effect on the Company's business, financial condition and results of operations.

The Company depends on the accuracy, reliability, and proper functioning of its information technology systems. The Company relies on these information technology systems to effectively manage many aspects of its business, including underwriting, policy acquisition, claims processing and handling, accounting, reserving and actuarial processes and policies, and maintaining its policyholder data. The failure of hardware or software that supports the Company's information technology systems or the loss of data contained in the systems could disrupt its business and could result in decreased premiums, increased overhead costs, and inaccurate reporting, all of which could have a materially adverse effect on the Company's business, financial condition, and results of operations. In addition, despite system redundancy, the implementation of security measures and the existence of a disaster recovery plan for the Company's information technology systems, these systems are vulnerable to damage or interruption from events such as:

- Earthquake, fire, flood and other natural disasters.
- Terrorism acts and attacks by computer viruses or hackers.
- Power loss.
- Unauthorized access.
- Computer systems or data network failure.

It is possible that a system failure, accident, or security breach could result in a material disruption to the Company's business. In addition, substantial costs may be incurred to remedy the damages caused by these disruptions. To the extent that a critical system fails or is not properly implemented and the failure cannot be corrected in a timely manner, the Company may experience disruptions to the business that could have a materially adverse effect on the Company's results of operations.

The Company's disclosure controls and procedures may not prevent or detect all acts of fraud.

The Company's disclosure controls and procedures are designed to reasonably ensure that information required to be disclosed in reports filed or submitted under the Securities Exchange Act is accumulated and communicated to management and is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms. The Company's management believes that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision making can be faulty and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by an unauthorized override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and the Company cannot ensure that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and may not be detected.

Changes in general economic conditions may have an adverse effect on the Company's revenues and profitability.

The Company's revenues and profitability may be impacted by national and local economic conditions, such as recessions, increased levels of unemployment, inflation and the disruption in the financial markets. The Company is not able to predict the effect of these factors or their duration and severity.

The Company depends on key personnel, the loss of which could negatively impact it business.

The Company's current and future success is dependent to a large extent on the retention and continued service of its key personnel, which includes our executive officers. The loss or unavailability of any of our key personnel, which includes our executive officers, could have an adverse effect on the Company's business.

The ability of the Company to attract, develop and retain employees and to maintain appropriate staffing levels, is critical to the Company's success.

The Company must hire and train new employees and retain current employees to handle its operations. The failure of the Company to successfully hire and retain a sufficient number of skilled employees could have an adverse effect on the Company's business

The Company's financial condition may be adversely affected if one or more parties with which we enter into significant contracts or relationships become insolvent, experience other financial difficulties, or default in the performance of obligations.

The Company's business is dependent on the performance by third parties of their responsibilities under various contractual or services arrangements. These include, for example, contracts for the acquisition of goods and services (such as telecommunications and information technology facilities, equipment and support, and other systems and services that are integral to its operations), agreements with other insurance carriers to sell products that the Company does not offer, and arrangements for transferring certain risks (including reinsurance used in connection with certain insurance products and corporate insurance policies). The Company is also dependent on its dealings with banks and other financial institutions. If one or more of these parties were to default in the performance of their obligations or determine to abandon or terminate support for a system, product, or service that is significant to the Company's business, it could suffer significant financial losses and operational interruptions or other problems, which could in turn adversely affect its financial performance, cash flows, or results of operations and cause damage to its brand and reputation.

RISKS RELATED TO THE COMPANY'S INDUSTRY

The property casualty insurance industry is highly competitive, and the Company may not be able to compete effectively against larger, better-capitalized companies.

Approximately 98% of Crusader's business is commercial multiple peril insurance policies. The Company competes with many property and casualty insurance companies selling comparable commercial multiple peril insurance policies. Many of these competitors are better capitalized than the Company and have higher A.M. Best ratings. The superior capitalization of the competitors may enable them to offer lower rates, to withstand larger losses, and to more effectively take advantage of new marketing opportunities. The Company's competition may also become increasingly better capitalized in the future as the traditional barriers between insurance companies and banks and other financial institutions erode and as the property and casualty industry continues to consolidate.

The Company may undertake strategic marketing and operating initiatives to improve its competitive position and drive growth. If the Company is unable to successfully implement new strategic initiatives or if the Company's marketing campaigns do not attract new customers, the Company's competitive position may be harmed, which could adversely affect the Company's business and results of operations.

Regulation may become more extensive in the future, which may adversely affect the Company's business, financial condition, and results of operations.

From time to time, the United States Congress and certain federal agencies investigate the current condition of the insurance industry to determine whether federal regulation is necessary. The Company cannot predict whether and to what extent new laws and regulations that would affect its business will be adopted, the timing of any such adoption and what effects, if any, they may have on the Company's business, financial condition, and results of operations.

Crusader is subject to extensive regulations and supervision in the states in which it operates or is licensed to conduct business. These regulations are generally designed to protect the interests of policyholders, and not necessarily the interests of insurers, their stockholders or other investors. The regulations relate to authorization for lines of business, capital and surplus requirements, investment limitations, underwriting limitations, transactions with affiliates, dividend limitations, changes in control, premium rates and a variety of other financial and nonfinancial components of an insurance company's business.

In the state in which Crusader operates, Crusader along with other insurers licensed to do business in that that states are required to bear a portion of the losses suffered by some insureds as the result of impaired or insolvent insurance companies. In addition Crusader must participate in mandatory arrangements to provide various types of insurance coverage to individuals or other entities that otherwise are unable to purchase that coverage from private insurers. The effect of these and similar arrangements could reduce our profitability in any given period or limit our ability to grow our business. Crusader currently only operates in the state of California.

The NAIC and state insurance regulators are continually reexamining existing laws and regulations, specifically focusing on modifications to statutory accounting principles, interpretations of existing laws and the development of new laws and regulations. The NAIC recently has undertaken a Solvency Modernization Initiative focused on updating the U.S. insurance solvency regulation framework, including capital requirements, governance and risk management, group supervision, accounting and financial reporting and reinsurance. On the federal level, the Dodd-Frank Act, enacted in July 2010, mandated significant changes to the regulation of U.S. insurance effective as of July 21, 2011. We cannot predict the requirements of the regulations ultimately adopted under the Dodd-Frank Act or the impact such regulation will have on our business. These regulations, and any proposed or future state or federal legislation or NAIC initiatives, if adopted, may be more restrictive on the ability of our insurance operating units to conduct business than current regulatory requirements or may result in higher costs.

RISKS RELATED TO THE COMPANY'S STOCK

The Company's goal is to maximize the long-term value of the enterprise and thus does not focus on short-term earnings expectations.

The Company does not manage its business to maximize short-term stock performance. It also does not provide earnings estimates to the market and does not comment on earnings estimates by analysts. As a result, its reported results for a particular period may vary, perhaps significantly, from investors' expectations, which could result in significant volatility in the price of its common shares.

In addition, due to the Company's focus on the long-term value of the enterprise, it may undertake business strategies and establish related financial goals for a specific year that are designed to enhance its longer-term performance, while understanding that such strategies may not always similarly benefit short-term results, such as its annual underwriting profit or earnings per share.

The Company is controlled by a small number of shareholders who will be able to exert significant influence over matters requiring shareholder approval.

Messrs. Erwin Cheldin, Cary L. Cheldin, Lester A. Aaron, and George C. Gilpatrick, who hold approximately 52.66% of the voting power of the Company, have agreed to vote the shares of common stock held by each of them so as to elect each of them to the Board of Directors and to vote on all other matters as they may agree. As a result of this agreement, the Company is a "Controlled Company" as defined in the NASDAQ Stock Market ("NASDAQ") Listing Rules. A Controlled Company is exempt from the requirements of the NASDAQ Listing Rules requiring that (i) the Company have a majority of independent directors on the Board of Directors, (ii) the Compensation Committee be composed solely of independent directors, (iii) the compensation of the executive officers be determined by a majority of the independent directors or a compensation committee comprised solely of independent directors and (iv) director nominees be elected or recommended either by a majority of the independent directors or a nominating committee comprised solely of independent directors.

Accordingly, Messrs. Erwin Cheldin, Cary L. Cheldin, Lester A. Aaron, and George C. Gilpatrick have the ability to exert significant influence on the actions the Company may take in the future, including change of control transactions. This concentration of ownership may conflict with the interests of the Company's other shareholders.

Failure to maintain an effective system of internal control over financial reporting may have an adverse effect on the Company's stock price.

Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated by the SEC require the Company to include in its Form 10-K a report by its management regarding the effectiveness of the Company's internal control over financial reporting. The report includes, among other things, an assessment of the effectiveness of the Company's internal control over financial reporting as of the end of its fiscal year, including a statement as to whether or not the Company's internal control over financial reporting is effective. This assessment must include disclosure of any material weaknesses in the Company's internal control over financial reporting identified by management. Areas of the Company's internal control over financial reporting may require improvement from time to time. If management is unable to assert that the Company's internal control over financial reporting is effective now or in any future period, investors may lose confidence in the accuracy and completeness of the Company's financial reports, which could have an adverse effect on its stock price.

Insurance laws make it difficult to effect a change of control of the Company or the sale of any subsidiaries.

To acquire control of a U.S. insurance company or any holding company of a U.S. insurance company, prior written approval must be obtained from the Department of Insurance in the state where the insurer is domiciled. The Department of Insurance of the state will consider a number of factors relating to the acquirer and the transaction prior to granting approval of the application to acquire control of the insurer or the holding company. These laws and regulations may discourage potential acquisition proposals and may delay, deter or prevent a change of control of the Company or the sale by the Company of any of its insurance subsidiaries, including transactions that some or all of the Company's shareholders might consider to be desirable.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

The Company presently occupies approximately 23,000 square feet of an office building located at 23251 Mulholland Drive, Woodland Hills, California, under a master lease expiring March 31, 2013. Erwin Cheldin, the Company's former president and a current director and principal stockholder, is the owner of the building. The lease provides for an annual gross rent of $486,000 and is effective from April 1, 2012, through March 31, 2013. In addition, the lease provides for three 6-month extension options at the same terms and conditions for each extension period. The Company also leases storage space from Erwin Cheldin. Depending on usage, storage space rental is estimated to be approximately $15,000 annually. On March 7, 2013, the Company exercised its right to extend the lease for an additional six months through September 30, 2013. The Company believes that at the inception of the lease agreement and at each subsequent extension, the terms of the lease were at least as favorable to the Company as could have been obtained from non-affiliated third parties. The Company utilizes for its own operations 100% of the space it leases. The total rent expense under this lease agreement and the previous master lease agreement which expired March 31, 2012, was $712,248 for the year ended December 31, 2012. The total rent expense under the master lease agreement which expired March 31, 2012, was $1,066,990 for the years ended December 31, 2011, and 2010. The Company intends to relocate its offices and is currently looking to purchase an office building for that purpose.

Item 3. Legal Proceedings.

The Company, by virtue of the nature of the business conducted by it, becomes involved in numerous legal proceedings in which it may be named as either plaintiff or defendant. Incidental actions are sometimes brought by customers or others that relate to disputes concerning the issuance or non-issuance of individual insurance policies or other matters. In addition, the Company resorts to legal proceedings from time to time in order to enforce collection of premiums, commissions, or fees for the services rendered to customers or to their agents. These routine items of litigation do not materially affect the Company's operations and are handled on a routine basis through its counsel.

Item 4. Mine Safety Disclosures.

None.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

The Company's common stock is traded on the NASDAQ Global Market under the symbol "UNAM." The high and low sales prices (by quarter) during the last two comparable 12 month periods are as follows:

Quarter Ended	High Price	Low Price
March 31, 2011	$10.35	$8.88
June 30, 2011	$10.18	$9.08
September 30, 2011	$11.12	$9.78
December 31, 2011	$12.35	$9.96
March 31, 2012	$12.36	$10.40
June 30, 2012	$11.96	$9.21
September 30, 2012	$11.62	$9.47
December 31, 2012	$13.65	$10.95

As of December 31, 2012, the approximate number of shareholders of record of the Company's common stock was 340. In addition, the Company estimates beneficial owners of the Company's common stock held in the name of nominees to be approximately 350. Total shareholders are estimated to be approximately 690.

The Company declared and paid cash dividends of $0.20 and $1.00 per share during the year ending December 31, 2012. There were no cash dividends declared or paid in the year ending December 31, 2011. Declaration of future cash dividends will be subject to the Company's profitability and its cash requirements. Because the Company is a holding company and operates through its subsidiaries, its cash flow and, consequently, its ability to pay dividends are dependent upon the earnings and cash requirements of its subsidiaries and the distribution of those earnings to the Company. Also, the ability of Crusader to pay dividends to the Company is subject to certain regulatory restrictions under the Holding Company Act (see Item 1 – "Business - Insurance Company Operation - Holding Company Act"). Presently, without prior regulatory approval, Crusader may pay a dividend in any 12-month period to Unico equal to the greater of (a) 10% of its statutory policyholders' surplus or (b) its statutory net income for the preceding calendar year. Based on Crusader's statutory surplus for the year ended December 31, 2012, the maximum dividend that could be made by Crusader to Unico without prior regulatory approval in 2013 is $5,902,617.

On December 19, 2008, the Board of Directors authorized a stock repurchase program to acquire from time to time up to an aggregate of 500,000 shares of the Company's common stock. This program has no expiration date and may be terminated by the Board of Directors at any time. During the years ended December 31, 2012 and 2011, the Company repurchased 23,563 and 1,124 shares of the Company's common stock, in unsolicited transactions at a cost of $243,469 and $10,959, of which $11,579 and $553 were allocated to capital and $231,890 and $10,406 were allocated to retained earnings, respectively.

The following table sets forth certain information with respect to purchases of common stock of the Company during the quarter ended December 31, 2012, by the Company.

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part Of Publicly Announced Plans Or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
October 1, 2012, through October 31, 2012	1,495	$11.57	1,495	222,669
November 1, 2012 through November 30, 2012	-	-	-	-
December 1, 2012 through December 31, 2012	-	-	-	-
Total	1,495	$11.57	1,495	222,669

As of December 31, 2012, the Company had remaining authority under the 2008 program to repurchase up to an aggregate of 222,669 shares of its common stock. The 2008 program is the only program under which there is authority to repurchase shares of the Company's common stock. The Company has or will retire all stock repurchased.

Performance Graph

The following graph compares the cumulative total shareholder return on the Company's Common Stock with the cumulative total return of equity securities traded on the National Association of Securities Dealers Automated Quotation System (NASDAQ) and a peer group consisting of all NASDAQ property and casualty companies. The comparison assumes $100.00 was invested on December 31, 2007, in the Company's Common Stock and in each of the comparison groups, and assumes reinvestment of dividends. It should be noted that this graph represents historical stock price performance and is not necessarily indicative of any future stock price performance.



Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100
December 2012
160.00
140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
2007
2008
2009
2010
2011
2012
Unico American Corp.
NASDAQ Stock Market (US Companies)
NASDAQ Insurance Index
6331 - Fire, Marine & Casualty Insurance

	12/31/07	12/31/08	12/31/09	12/31/10	12/31/11	12/31/12
Unico American Corp.	100.00	80.00	106.83	98.55	129.93	149.73
NASDAQ Stock Market (US)	100.00	61.17	87.93	104.13	104.69	123.85
NASDAQ Insurance Index	100.00	92.63	96.73	108.91	113.43	133.02
6331 - Fire, Marine & Casualty Insurance	100.00	50.85	67.04	74.80	71.81	90.64

Item 6. Selected Financial Data.

	Year ended December 31				
	2012	2011	2010	2009	2008
Total revenues	$32,756,570	$34,576,701	$37,120,751	$41,617,106	$46,769,444
Total costs and expenses	$29,901,534	$28,826,533	$33,900,170	$37,453,128	$38,784,978
Income before taxes	$2,855,036	$5,750,168	$3,220,581	$4,163,978	$7,984,466
Net income	$1,953,728	$3,739,876	$2,329,152	$2,927,375	$5,283,016
Basic earnings per share	$0.37	$0.70	$0.44	$0.53	$0.94
Diluted earnings per share	$0.36	$0.70	$0.44	$0.53	$0.93
Cash dividends per share	$1.20	-	$0.36	$0.36	-
Total assets	$140,008,026	$150,375,045	$157,674,720	$170,108,652	$184,602,976
Stockholders' equity	$70,396,565	$75,848,315	$73,353,816	$73,315,340	$76,958,255

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Forward Looking Statements

Certain statements contained herein, including the sections entitled "Business," "Legal Proceedings" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," that are not historical facts are forward looking. These statements, which may be identified by forward looking words or phrases such as "anticipate," "appear," "believe," "estimate," "expect," "intend," "may," plan," "should," and "would" involve risks and uncertainties, many of which are beyond the control of the Company. Such risks and uncertainties could cause actual results to differ materially from these forward looking statements. Factors which could cause actual results to differ materially include those described under Item 1 – "Business - Competition" and Item 1A – "Risk Factors"; premium rate adequacy relating to competition or regulation; actual versus estimated claim experience; the outcome of rate change filings with regulatory authorities; acceptance by insureds of rate changes; adequacy of rate changes; changes in Crusader's A.M. Best rating; regulatory changes or developments; the outcome of regulatory proceedings; unforeseen calamities; general market conditions; and the Company's ability to introduce new profitable products.

Overview

General

Unico American Corporation is an insurance holding company that underwrites property and casualty insurance through its insurance company subsidiary; provides property, casualty, health and life insurance through its agency subsidiaries; provides insurance premium financing; and provides membership association services.

The Company's net income was $1,953,728 in 2012, $3,739,876 in 2011, and $2,329,152 in 2010.

This overview discusses some of the relevant factors that management considers in evaluating the Company's performance, prospects and risks. It is not all inclusive and is meant to be read in conjunction with the entirety of the management discussion and analysis, the Company's financial statements and notes thereto, and all other items contained within this Annual Report on Form 10-K.

Revenue and Income Generation

The Company receives its revenue primarily from earned premium derived from the insurance company operations, commission and fee income generated from the insurance agency operations, finance charges and fee income from the premium finance operations, and investment income from cash generated primarily from the insurance company operation. The insurance company operation generates approximately 90% of the Company's total revenue. The Company's remaining operations constitute a variety of specialty insurance services, each with unique characteristics and individually not material to consolidated revenues.

Insurance Company Operation

As of December 31, 2012, Crusader was licensed as an admitted insurance carrier in the states of Arizona, California, Nevada, Oregon, and Washington. Since 2004, all of Crusader's business was written in the state of California. During the year ended December 31, 2012, 98% of Crusader's business was commercial multi-peril policies. In November of 2012, A.M. Best Company reaffirmed Crusader's financial strength rating of A- (Excellent) and a rating outlook of "stable." In addition, Crusader was assigned an Issuer Credit Rating of a- (Excellent).

The property and casualty insurance business is cyclical in nature, and the previous years have been characterized as a "soft market." The conditions of a soft market include premium rates that are stable or falling and insurance is readily available. Contrarily, "hard market" conditions occur during periods in which premium rates rise, coverage may be more difficult to find, and there is a potential for insurers' profits to increase. The Company believes that the California property and casualty insurance market has transitioned from a soft market and is stabilizing, as the Company has seen an increase in direct written premium in 2012 compared to the prior year.

Premium written (before reinsurance) is a non-GAAP financial measure which is defined, under statutory accounting, as the contractually determined amount charged by the Company to the policyholder for the effective period of the contract based on the expectation of risk, policy benefits, and expenses associated with the coverage provided by the terms of the policies. Premiums written is a required statutory measure designed to determine written premium production levels. Premium earned, the most directly comparable GAAP measure, represents the portion of premiums written that is recognized as income in the financial statements for the period presented and earned on a pro-rata basis over the terms of the policies.

For the year ended December 31, 2012, gross written premium as reported on the Company's statutory statement was $32,572,047 compared to $32,054,590, for the year ended December 31, 2011, an increase of $517,457 (2%). For the year ended December 31, 2011, gross written premium was $32,054,590 compared to $32,697,971 for the year ended December 31, 2010, a decrease of $643,381 (2%). The fluctuations in written premium during the three years ended December 31, 2012, 2011 and 2010, reflects the continued competition in the Company's commercial property casualty lines of business, weak economic growth in the state of California and in the nation and management's continued emphasis on rate adequacy and underwriting discipline.

The Company's insurance operations underwriting profitability is defined by pre-tax underwriting profit which is calculated as net earned premium less losses and loss adjustment expenses and policy acquisition costs. Crusader's underwriting profit (before income taxes) is as follows:

	Year ended December 31		
	2012	2011	2010
Net written premium	$27,391,289	$26,719,847	$25,270,320
Net change in unearned premium	(73,129)	4,096	2,881,882
Net premium earned	27,318,160	26,723,943	28,152,202
Less:			
Losses and loss adjustment expenses	15,233,403	14,387,327	18,470,115
Policy acquisition costs	6,744,273	7,080,768	7,282,546
Total	21,977,676	21,468,095	25,752,661
Underwriting profit (before income taxes)	$5,340,484	$5,255,848	$2,399,541

The following table provides an analysis of the losses and loss adjustment expenses:

	Year ended December 31		
	2012	2011	2010
Losses and loss adjustment expenses			
Provision for insured events of current year	$19,596,313	$19,229,785	$23,038,294
Decrease in provision for events of prior years	(4,362,910)	(4,842,458)	(4,568,179)
Total losses and loss adjustment expenses	$15,233,403	$14,387,327	$18,470,115

Losses and loss adjustment expenses were 56% of net premium earned for the year ended December 31, 2012, compared to 54% of net premium earned for the year ended December 31, 2011, and compared to 66% of net premium earned for the year ended December 31, 2010.

Other Operations

The Company's other operations generate commissions, fees, and finance charges from various insurance products. The events that have the most significant economic impact are as follows:

Unifax sells and services insurance policies for Crusader. The commissions paid by Crusader to Unifax are eliminated as intercompany transactions and are not reflected as income in the financial statements. Policy fee income for the year ended December 31, 2012, decreased 3% as compared to the prior year. The decrease in policy fee income is a result of a decrease in the number of policies issued during the year ended December 31, 2012, as compared to 2011.

The health insurance market is uncertain due to changes in healthcare insurance mandated by recent federal legislation. AIB is contracted with non-affiliated insurance carriers to provide a variety of health and life insurance products to individuals and groups. These same products are offered by most of our competitors; thus service, reliability and stability are important to obtain and retain customers. AAQHC, as a membership association and third party administrator, has negotiated insurance premiums for its members with several carriers and receives fees and dues from its members for access to these benefits. AIB underwrites these risks and receives a commission from the insurance carriers.

AIB's commissions from this segment decreased 18% for the year ended December 31, 2012, as compared to 2011 as a result of intense competition for group accounts. AAQHC, a membership association and third party administrator, saw its fee income decrease 14% for the year ended December 31, 2012, as compared to 2011 as a result of a decrease in membership. AAQHC membership is primarily comprised of individuals included in group accounts.

The insurance premium financing operation currently finances policies written only through its sister company, Unifax. Since July 2010, AAC has offered 0% financing on policies written by Unifax for Crusader as a promotion to increase the sale of Crusader policies. The Company monitors the cost of providing this incentive, and depending on the cost/benefit determination, the Company can continue to offer 0% financing or withdraw it at any time. AAC issued 3,264 loans in 2012, 3,158 in 2011 and 2,429 in 2010. Revenue earned in 2012 consists entirely of late fees and other miscellaneous fees charged. The average premium financed by AAC was $3,039 in 2012, $2,817 in 2011 and $2,304 in 2010.

The daily automobile rental insurance program is produced by Bedford Insurance Services, Inc. Bedford receives a commission from a non-affiliated insurance company based on premium written. Commission in the daily automobile rental insurance program decreased 10% in 2012 as compared to 2011. The decrease in commission income is a result of a decrease in the number of policies issued and in-force during the year ended December 31, 2012, as compared to 2011.

Investments and Liquidity

The Company generates revenue from its total invested assets of approximately $119.7 million (at amortized cost) as of December 31, 2012, and $128.0 million (at amortized cost) as of December 31, 2011. Investment income for the year ended December 31, 2012, decreased $1,369,650 (47%) as compared to the year ended December 31, 2011. The decrease in investment income was primarily due to a decrease in the Company's annualized yield on average invested assets to 1.2% in 2012 from 2.3% in 2011. The decrease in the annualized yield on average invested assets is a result of lower yields in the marketplace on both new and reinvested assets. Due to the current interest rate and financial market environment, management believes it is prudent to purchase fixed maturity investments with maturities of 5 years or less and with minimal credit risk.

As of December 31, 2012, the weighted average maturity of the Company's fixed maturity investments was 0.7 years compared to 0.9 years and 1.3 years as of December 31, 2011, and December 31, 2010, respectively.

Liquidity and Capital Resources

Due to the nature of the Company's business (insurance and insurance services) and whereas Company growth does not normally require material reinvestments of profits into property or equipment, the cash flow generated from operations usually results in improved liquidity for the Company. Because the Company is a holding company and operates through its subsidiaries, its cash flow is dependent upon the earnings of its subsidiaries and the distributions of those earnings to the Company.

The Company reported net cash used by operating activities for each of the years ended December 31, 2012, 2011 and 2010. A primary reason for cash being used by operating activities for these years is declining investment income and declining commission and fee income for each of the years then ended along with declining written premium in the years ended December 31, 2011 and 2010. The decline in investment income is a result of the continued low yields in the marketplace on both new and reinvested assets. The decrease in written premium during the years ended December 31, 2011 and 2010 was primarily due to the continuing competitive insurance marketplace with fewer policies being written during those years. The Company believes that rate adequacy is more important than premium growth and that underwriting profit is its primary goal. The Company increased written premium during the year ended December 31, 2012, but wrote fewer policies compared to the year ended December 31, 2011. Cash used in operating activities in 2012, was $1,214,159 compared to cash used of $1,073,100, in 2011, an increase in the amount of cash used of $141,059. Cash flows can change from period to period depending largely on the amount and the timing of claims payments. The variability of the Company's losses and loss adjustment expenses is primarily due to its small population of claims which may result in greater fluctuations in claim frequency and/or severity. As of December 31, 2012, the

Company had only 706 open claims. Although the consolidated statements of cash flows continue to reflect net cash used by operating activities, the Company continues to be profitable, well capitalized, and adequately reserved; and it does not anticipate future liquidity problems. As of December 31, 2012, all of the Company's investments are in U.S. treasury securities; FDIC insured certificates of deposit and money market funds. The Company's investments in U.S treasury securities and money market funds are readily marketable. The weighted average maturity of the Company's investments is approximately 0.7 years.

The most significant liquidity risk faced by the Company is adverse development of the insurance company's loss and loss adjustment expense reserves. Based on the Company's current loss and loss expense reserves and expected current and future payments, the Company believes that there are no current liquidity issues. However, no assurance can be given that the Company's estimate of ultimate loss and loss adjustment expense reserves will be sufficient.

Crusader generates a significant amount of cash as a result of its holdings of unearned premium reserves, its reserves for loss payments, and its capital and surplus. Crusader's loss and loss adjustment expense payments are the most significant cash flow requirement of the Company. These payments are continually monitored and projected to ensure that the Company has the liquidity to cover these payments without the need to liquidate its investments. Cash and investments (at amortized cost) of the Company at December 31, 2012, were $119,860,967 compared to $128,509,233 at December 31, 2011. Crusader's cash and investments were 97% and 99% of the total cash and investments held by the Company as of December 31, 2012 and 2011, respectively.

The Company's investments are as follows:

	December 31, 2012		December 31, 2011	
	Amount	%	Amount	%
Fixed maturities (at amortized cost)				
Certificates of deposit	$10,090,000	30	$16,470,000	18
U.S. treasury securities	23,354,211	70	73,432,677	82
Total fixed maturity investments	33,444,211	100	89,902,677	100
Short-term cash investments (at cost)				
U.S. treasury bills	78,776,954	91	30,288,668	79
Bank money market accounts	3,982,804	5	1,046,813	3
U.S. government money market fund	3,494,729	4	6,802,126	18
Bank savings accounts	1,762	-	1,862	-
Total short-term cash investments	86,256,249	100	38,139,469	100
Total investments	$119,700,460		$128,042,146	

The Company is required to classify its investment securities into one of three categories: held-to-maturity, available-for-sale, or trading securities. Although all of the Company's investment in fixed maturity securities are classified as available-for-sale and while the Company may sell investment securities from time to time in response to economic and market conditions, its investment guidelines place primary emphasis on buying and holding high-quality investments to maturity.

The Company's investment guidelines on equity securities limit investments in equity securities to an aggregate maximum of $2,000,000. The Company's investment guidelines on fixed maturities limit those investments to high-grade obligations with a maximum term of 8 years. The maximum investment authorized in any one issuer is $2,000,000. This dollar limitation excludes bond premiums paid in excess of par value and U.S. government or U.S. government guaranteed issues. When the Company invests in fixed maturity municipal securities, preference is given to issues that are pre-refunded and secured by U.S. treasury securities. The short-term investments are either U.S. government obligations, FDIC insured, or are in an institution with a Moody's rating of P2 and/or a Standard & Poor's rating of A1. All of the Company's fixed maturity investment securities are rated, readily marketable, and could be liquidated without any materially adverse financial impact.

The investment marketplace in general, and in certain asset classes specifically, has been impacted by volatility as a result of uncertainty in the credit markets that began in 2007 and continued throughout 2012. The Company's fixed maturity (amortized cost) investment portfolio as of December 31, 2012, consisted of 70% U.S. treasury securities and 30% FDIC insured certificates of deposit.

Crusader's statutory capital and surplus as of December 31, 2012, was $59,062,170, a decrease of $8,214,865 (12%) from December 31, 2011. Crusader's statutory capital and surplus as of December 31, 2011, was $67,277,035, an increase of $4,756,077 (8%) from December 31, 2010. In the years ending December 31, 2012 and 2011, Crusader issued cash dividends of $11,750,000 and $1,250,000, respectively, to Unico, its parent and sole shareholder. In 2012, the dividends were used primarily to fund the cash dividends paid by Unico to its shareholders and for general corporate purposes. In 2011, the dividends were primarily used for general corporate purposes. Based on Crusader's statutory surplus for the year ended December 31, 2012, the maximum dividend that could be made by Crusader to Unico without prior regulatory approval in 2013 is $5,902,617.

During the year ended December 31, 2012, the Company paid cash dividends of $0.20 and $1.00 per share to its shareholders. During the year ended December 31, 2011, no cash dividends were declared or issued to shareholders. Declaration of future cash dividends will be subject to the Company's profitability and its cash requirements.

On December 19, 2008, the Board of Directors authorized a stock repurchase program to acquire from time to time up to an aggregate of 500,000 shares of the Company's common stock. This program has no expiration date and may be terminated by the Board of Directors at any time. During the years ended December 31, 2012 and 2011, the Company repurchased 23,563 and 1,124 shares of the Company's common stock, in unsolicited transactions at a cost of $243,469 and $10,959, of which $11,579 and $553 were allocated to capital and $231,890 and $10,406 were allocated to retained earnings, respectively. As of December 31, 2012, the Company had remaining authority under the 2008 program to repurchase up to an aggregate of 222,669 shares of its common stock. The 2008 program is the only program under which there is authority to repurchase shares of the Company's common stock. The Company has or will retire all stock repurchased.

Although material capital expenditures may also be funded through borrowings, the Company believes that its cash and short-term investments at year end, net of statutory deposits of $700,000, and California insurance company statutory dividend restrictions applicable to Crusader plus the cash to be generated from operations, should be sufficient to meet its operating requirements during the next 12 months without the necessity of borrowing funds. There were no trust restrictions on cash and short-term investments at December 31, 2012.

As a California insurance company, Crusader is obligated to pay a premium tax on gross premiums written in all states that Crusader is admitted. Premium taxes are deferred and amortized as the related premiums are earned. The premium tax is in lieu of state franchise taxes and is not included in the provision for state taxes.

The Company has certain obligations to make future payments under contracts and credit-related financial instruments and commitments. At December 31, 2012, certain long-term aggregate contractual obligations and credit-related commitments are summarized as follows:

Contractual Obligations	Total	Within 1 Year	1-3 Years	3-5 Years	After 5 years
Building lease	$364,500	$364,500	$ -	$ -	$ -
Loss and loss adjustment expense reserves*	49,784,725	19,084,156	21,246,142	6,953,985	2,500,442
Total	$50,149,225	$19,448,656	$21,246,142	$6,953,985	$2,500,442

* Unlike many other forms of contractual obligations, loss and loss adjustment expense reserves do not have definitive due dates and the ultimate payment dates are subject to a number of variables and uncertainties. As a result, the total loss and loss adjustment expense reserve payments to be made by period, as shown above, are estimates.

Results of Operations

General

Total revenue for the year ended December 31, 2012, was $32,756,570, as compared to $34,576,701 for the year ended December 31, 2011, and $37,120,751 for the year ended December 31, 2010. This represents a decrease of $1,820,131 (5%) for the 2012 year compared to the 2011 year and $2,544,050 (7%) for the 2011 year compared to the 2010 year. The Company had net income of $1,953,728 for the year ended December 31, 2012, $3,739,876 for the year ended December 31, 2011, and $2,329,152 for the year ended December 31, 2010. This represents a decrease of $1,786,148 (48%) for the 2012 year compared to the 2011 year, and an increase of $1,410,724 (61%) for the 2011 year compared to the 2010 year.

For the year ended December 31, 2012, the Company had income before taxes of $2,855,036 compared to income before taxes of $5,750,168 for the year ended December 31, 2011, a decrease of $2,895,132 (50%) in income before taxes. The decrease in income before taxes was primarily due to a decrease of $1,369,650 in investment income, a decrease in other income from insurance company revenues of $680,793 and an increase in total expenses of $1,075,001.

For the year ended December 31, 2011, the Company had income before taxes of $5,750,168 compared to income before taxes of $3,220,581 for the year ended December 31, 2010, an increase of $2,529,587 (79%) in income before taxes. The increase in income before taxes was primarily due to an increase of $2,856,307 in the underwriting profit, and a reduction in commission expense and operating expenses of $806,571. The increases in income were partially offset by a decrease of $594,305 in investment income and a decrease in other insurance revenues of $521,486.

The effect of inflation on the Company's net income during the years ended December 31, 2012, 2011, and 2010 was not significant.

The Company derives revenue from various sources as discussed below:

Insurance Company Operation

Premium and loss information of Crusader are as follows:

	Year ended December 31		
	2012	2011	2010
Gross written premium	$32,572,047	$32,054,590	$32,697,971
Net written premium (net of reinsurance ceded)	$27,391,289	$26,719,847	$25,270,320
Earned premium before reinsurance ceded	$32,454,089	$32,072,262	$35,579,438
Earned premium (net of reinsurance ceded)	$27,318,160	$26,723,943	$28,152,202
Losses and loss adjustment expenses	$15,233,403	$14,387,327	$18,470,115
Gross unpaid losses and loss adjustment expenses	$49,784,725	$54,486,843	$61,559,695
Net unpaid losses and loss adjustment expenses	$43,200,582	$46,512,179	$49,743,381

Crusader's primary line of business is commercial multi-peril policies. This line of business represented approximately 98% of Crusader's total written premium for the years ended December 31, 2012, 2011, and 2010.

Although Crusader is presently only selling insurance policies in the state of California, as of December 31, 2012, Crusader was licensed as an admitted insurance company in the states of Arizona, California, Nevada, Oregon, and Washington and is approved as a non-admitted surplus lines writer in other states.

Premiums

Premium written (before reinsurance) is a non-GAAP financial measure which is defined, under statutory accounting, as the contractually determined amount charged by the company to the policyholder for the effective period of the contract based on the expectation of risk, policy benefits, and expenses associated with the coverage provided by the terms of the policies. Premiums written is a required statutory measure designed to determine written premium production levels. Premium earned, the most directly comparable GAAP measure, represents the portion of premiums written that is recognized as income in the financial statements for the period presented and earned on a pro-rata basis over the terms of the policies.

For the year ended December 31, 2012, direct written premium as reported on the Company's statutory statement was $32,572,047 compared to $32,054,590, for the year ended December 31, 2011, an increase of $517,457 (2%). This increase in direct written premium represented the first increase in year-over-year direct written premium since 2004. For the year ended December 31, 2011, direct written premium was $32,054,590 compared to $32,697,971 for the year ended December 31, 2010, a decrease of $643,381 (2%). The increase in written premium in 2012 of 2%, when compared to 2011, was primarily due to improved insurance products and increased marketing efforts. The decline in written premium in 2011 of 2% was an improvement compared to the 16% decline in written premium in 2010. The decline in written premium in 2011 of 2% compared to 2010 primarily reflects the continuing and increasing price competition in the Company's commercial property casualty insurance lines of business. The fluctuations in written premium during the three years ended December 31, 2012, reflects the continued competition in the Company's commercial property casualty lines of business, weak economic growth in the state of California and in the nation and management's continued emphasis on rate adequacy and underwriting discipline.

The Company writes annual policies and, therefore, earns written premium daily over the one-year policy term.

In the year ended December 31, 2012, premium earned before reinsurance increased $381,827 (1%) to $32,454,089 compared to $32,072,262 for the year ended December 31, 2011. In the year ended December 31, 2011, premium earned before reinsurance decreased $3,507,177 (10%) to $32,072,262 compared to $35,579,438 for the year ended December 31, 2010. The fluctuation in earned premium before reinsurance in both 2012 and 2011 is a direct result of the fluctuation in written premium in 2012 and 2011, respectively.

Earned ceded premium for the year ended December 31, 2012, decreased $212,390 (4%) to $5,135,929 compared to $5,348,319 for the year ended December 31, 2011. Earned ceded premium for the year ended December 31, 2011, decreased $2,078,917 (28%) to $5,348,319 compared to $7,427,236 for the year ended December 31, 2010.

Earned ceded premium as a percentage of direct earned premium was 16% in 2012, 17% in 2011, and 21% for 2010. The decrease in earned ceded premium as a percentage of direct earned premium is primarily due to a decrease in the rates charged by Crusader's reinsurers on its excess of loss treaties.

In calendar years 2012 and 2011 Crusader retained a participation in its excess of loss reinsurance treaties of 10% in its 1st layer ($500,000 in excess of $500,000), 5% in its 2nd layer ($1,000,000 in excess of $1,000,000), and 0% in its property and casualty clash treaty.

In calendar years 2010, 2009 and 2008 Crusader retained a participation in its excess of loss reinsurance treaties of 20% in its 1st layer ($700,000 in excess of $300,000), 15% in its 2nd layer ($1,000,000 in excess of $1,000,000), and 0% in its property and casualty clash treaty. In 2007 Crusader retained a participation in its excess of loss reinsurance treaties of 15% in its 1st layer ($700,000 in excess of $300,000), 15% in its 2nd layer ($1,000,000 in excess of $1,000,000), and 15% in its property clash treaty. In 2006 and 2005 Crusader retained a participation in its excess of loss reinsurance treaties of 10% in its 1st layer ($700,000 in excess of $300,000), 10% in its 2nd layer ($1,000,000 in excess of $1,000,000), and 30% in its property clash treaty. In 2004 Crusader retained a participation in its excess of loss reinsurance treaties of 10% in its 1st layer ($750,000 in excess of $250,000), 10% in its 2nd layer ($1,000,000 in excess of $1,000,000), and 30% in its property clash treaty. In 2003 Crusader retained a participation in its excess of loss reinsurance treaties of 5% in its 1st layer ($750,000 in excess of $250,000), 10% in its 2nd layer ($1,000,000 in excess of $1,000,000), and 30% in its property clash treaty.

The 2007 through 2012 excess of loss reinsurance treaties do not provide for a contingent commission. Crusader's 2006 1st layer primary excess of loss reinsurance treaty provides for a contingent commission equal to 20% of the net profit, if any, accruing to the reinsurer. The first accounting period for the contingent commission covers the period from January 1, 2006, through December 31, 2006. The 2005 excess of loss reinsurance treaties do not provide for a contingent commission. Crusader's 2004 and 2003 1st layer primary excess of loss reinsurance treaties provide for a contingent commission to the Company equal to 45% of the net profit, if any, accruing to the reinsurer. The first accounting period for the contingent commission covers the period from January 1, 2003, through December 31, 2004. For each accounting period as described above, the Company will calculate and report to the reinsurers its net profit (excluding incurred but not reported losses), if any, within 90 days after 36 months following the end of the first accounting period, and within 90 days after the end of each 12-month period thereafter until all losses subject to the agreement have been finally settled. Any contingent commission received is subject to return based on future development of ceded losses and loss adjustment expenses. As of December 31, 2012, the Company has received a total net contingent commission of $3,651,935 for the years subject to contingent commission. Of this amount, the Company has recognized $3,285,855 of contingent commission income, of which $443,697 was recognized in the year ended December 31, 2012. The remaining balance of the net payments received of $366,080 is currently unearned and included in "Accrued Expenses and Other Liabilities" in the consolidated balance sheets. The unearned contingent commission may be subsequently earned or returned to the reinsurer depending on the future development of the ceded IBNR for the years subject to contingent commission.

The Company evaluates each of its ceded reinsurance contracts at its inception to determine if there is a sufficient risk transfer to allow the contract to be accounted for as reinsurance under current accounting literature. As of December 31, 2012, all such ceded contracts are accounted for as risk transfer reinsurance.

Crusader's direct, ceded and net earned premium are as follows:

	Year ended December 31		
	2012	2011	2010
Direct earned premium	$32,454,089	$32,072,262	$35,579,438
Earned ceded premium	(5,135,929)	(5,348,319)	(7,427,236)
Net earned premium	$27,318,160	$26,723,943	$28,152,202
Ratio of earned ceded premium to direct earned premium	16%	17%	21%

Losses and Loss Adjustment Expenses

The Company's net losses and loss adjustment expenses for the calendar years ended December 31, 2012, December 31, 2011 and December 31, 2010, were $15,233,403, $14,387,327 and $18,470,115, respectively.

Losses and loss adjustment expenses and loss ratio are as follows:

	Year ended December 31		
	2012	2011	2010
Net earned premium	$27,318,160	$26,723,943	$28,152,202
Net losses and loss adjustment expenses			
Provision for insured events of current year	19,596,313	19,229,785	23,038,294
Decrease in provision for events of prior years	(4,362,910)	(4,842,458)	(4,568,179)
Total net losses and loss adjustment expenses	$15,233,403	$14,387,327	$18,470,115
Calendar year loss ratio	56%	54%	66%

Expected losses and loss adjustment expenses are determined based on earned premiums. The portion of the premium dollar expected to pay claims costs is referred to as the expected loss and loss adjustment expense ratio. The Company's emerging loss and loss adjustment expense ratios for each accident year are reviewed in detail at the end of each quarter as part of the reserve diagnostics testing.

The combined ratio is the sum of (1) the net ratio of losses and loss adjustment expenses incurred (including a provision for incurred-but-not-reported losses "IBNR") to net premiums earned (loss ratio) and (2) the ratio of policy acquisition costs to net premiums earned (expense ratio). Generally, if the combined ratio is below 100%, an insurance company has an underwriting profit; if it is above 100%, a company has an underwriting loss.

The following table shows the loss ratios, expense ratios, and combined ratios of Crusader as derived from data prepared in accordance with GAAP.

	Year ended December 31		
	2012	2011	2010
Loss ratio	56%	54%	66%
Expense ratio	25%	26%	26%
Combined ratio	81%	80%	92%

As indicated in the above table, the calendar year loss ratio for the year ended December 31, 2012, increased to 56% from 54% in 2011 and decreased from 66% in 2010. The decrease in the 2012 and 2011 loss ratio when compared to 2010 was primarily due to a decrease in the provision for insured events of the current year as a percent of net earned premium. For the year ended December 31, 2012 and 2011, the provision for insured events of the current year as a percent of net earned premium was 72% as compared to 82% for the year ended December 31, 2010. The increase in the calendar year loss ratio in 2012 compared to 2011 is primarily the result of a decrease in favorable development of losses on prior accident years of $479,548 in 2012 compared to 2011.

The current accident year loss and loss adjustment expenses of 72% of earned premium for the years ended December 31, 2012 and 2011 are within the range of expected loss and loss expense ratios. In 2010, the current accident year loss and loss adjustment expenses of 82% of earned premium was outside of the expected range and was primarily a result of the losses recorded due to an unexpectedly high number of property claims reported in 2010 on one of the Company's relatively new programs. Management took immediate corrective action on that program and the program's loss ratio has improved during the past year. Management expects the program's loss ratio will continue to improve over time. The Company's sales in that program, which include both property and liability coverage, began in July 2008.

The variability of the Company's losses and loss adjustment expenses for the periods presented is primarily due to the small population of the Company's claims which may result in greater fluctuations in claim frequency and/or severity.

The favorable (adverse) development by accident year is as follows:

	Year ended					
	December 31, 2012		December 31, 2011		December 31, 2010	
Accident Year	Favorable (Adverse) Development	% of Total	Favorable (Adverse) Development	% of Total	Favorable Development	% of Total
Prior to 2003	$7,273	-	160,061	4%	$1,130,242	24%
2003	(126,335)	(3)%	232,372	5%	411,528	9%
2004	445,024	10%	453,390	9%	768,768	17%
2005	411,365	9%	475,551	10%	530,382	12%
2006	774,737	18%	290,839	6%	92,755	2%
2007	691,805	16%	804,297	17%	38,478	1%
2008	659,831	15%	1,284,419	26%	867,073	19%
2009	581,717	13%	(192,065)	(4)%	728,953	16%
2010	599,258	14%	1,333,594	27%	-	-
2011	318,235	7%	-	-	-	-
Total prior accident years	$4,362,910	100%	$4,842,458	100%	$4,568,179	100%

As reflected in the above table, the amount of favorable development recognized during the year ended December 31, 2012, decreased $479,548 (10%) to $4,362,910 from $4,842,458 in 2011. The amount of favorable development recognized during the year ended December 31, 2011, increased $274,279 (6%) to $4,842,458 from $4,568,179 in 2010. The favorable development in the above table is not necessarily indicative of the results that may be expected in future periods.

Any reduction in losses and loss adjustment expenses from redundancies in the Company's December 31, 2012, reserves over actual future payments, and/or any additional losses and loss adjustment expenses from actual future payments that exceed the Company's reserves, will be recognized in the consolidated statements of operations of future accounting periods. The Company's current expected loss and loss adjustment expense ratio assumption closely approximates the Company's historical average loss and loss adjustment expense ratio. The difference between the Company's current expected loss and loss adjustment expense ratio assumption and the actual loss and loss adjustment expense ratio for a given accident year will ultimately result in a dollar change (either higher or lower) that is a multiple of the earned premium for that year. The actual loss and loss adjustment expense ratio has been within five percentage points of the current expected loss and loss adjustment expense ratio in 8 of the Company's 28 years. Since the Company's net earned premium in 2012 was $27,318,160, a difference between the accident year 2012 actual and current expected loss and loss adjustment expense ratios of only five percentage points will ultimately impact losses and loss adjustment expenses by $1,365,908. The actual loss and loss adjustment expense ratio has been within ten percentage points of the current expected loss and loss adjustment expense ratio in 12 of the Company's 28 years. A difference of ten percentage points on accident year 2011 will ultimately impact losses and loss adjustment expenses by $2,731,816. The actual loss and loss adjustment expense ratio has been within twenty percentage points of the current expected loss and loss adjustment expense ratio in 21 of the Company's 28 years. A twenty percentage point difference between the accident year 2012 actual and the current expected loss and loss adjustment expense ratios will ultimately impact losses and loss adjustment expenses by $5,463,632. In addition, accident years 2011 and prior are also still developing. Future development on those years might either offset or add to any future development that emerges on accident year 2012.

Reserves for Losses and Loss Adjustment Expenses

The Company's liability for unpaid loss and loss adjustment expense reserves consists of case reserves and reserves for incurred but not reported (IBNR) claims. Case reserves are established by claims personnel based on a review of the facts known at the time the claim is reported and are subsequently revised as more information about a claim becomes known. IBNR is computed using various actuarial methods and techniques and includes (1) reserves for losses and loss adjustment expenses on claims that have occurred but for which claims have not yet been reported to the Company, and (2) a provision for expected future development on case reserves for information not currently known.

The Company's loss and loss adjustment expense reserves are as follows:

	Year ended December 31		
	2012	2011	2010
Direct reserves			
Case reserves	$11,925,272	$12,771,203	$16,041,554
IBNR reserves	37,859,453	41,715,640	45,518,141
Total direct reserves	$49,784,725	$54,486,843	$61,559,695
Reserves net of reinsurance			
Case reserves	$10,946,621	$11,815,692	$13,729,606
IBNR reserves	32,253,961	34,696,487	36,013,775
Total net reserves	$43,200,582	$46,512,179	$49,743,381

Reserves for losses and loss adjustment expenses before reinsurance for each of Crusader's lines of business were as follows:

	Year ended December 31					
Line of Business	2012		2011		2010	
CMP	$48,073,951	96.6%	$52,198,037	95.8%	$58,665,420	95.3%
Other Liability	1,658,429	3.3%	2,246,166	4.1%	2,845,407	4.6%
Other	52,345	0.1%	42,640	0.1%	48,868	0.1%
Total	$49,784,725	100.0%	$54,486,843	100.0%	$61,559,695	100.0%

The Company's consolidated financial statements include estimated reserves for both reported and unreported claims of the insurance company operation. The Company sets these reserves at each quarterly balance sheet date based upon management's best estimate of the ultimate payments that it anticipates will be made to settle all losses and loss adjustment expenses incurred as of that date, for both reported and unreported claims.

Analysis of the roll forward of reserves for losses and loss adjustment expenses

The following table provides an analysis of the roll forward of Crusader's losses and loss adjustment expenses, including a reconciliation of the ending balance sheet liability for the periods indicated:

	Year ended December 31		
	2012	2011	2010
Reserve for unpaid losses and loss adjustment expenses at beginning of year – net of reinsurance	$46,512,179	$49,743,381	$55,409,545
Incurred losses and loss adjustment expenses			
Provision for insured events of current year	19,596,313	19,229,785	23,038,294
Decrease in provision for events of prior years	(4,362,910)	(4,842,458)	(4,568,179)
Total losses and loss adjustment expenses	15,233,403	14,387,327	18,470,115
Payments			
Losses and loss adjustment expenses attributable to insured events of the current year	7,193,853	5,187,128	8,327,215
Losses and loss adjustment expenses attributable to insured events of prior years	11,351,147	12,431,401	15,809,064
Total payments	18,545,000	17,618,529	24,136,279
Reserve for unpaid losses and loss adjustment expenses at end of year – net of reinsurance	43,200,582	46,512,179	49,743,381
Reinsurance recoverable on unpaid losses and loss adjustment expenses at end of year	6,584,143	7,974,664	11,816,314
Reserve for unpaid losses and loss adjustment expenses at end of year per balance sheet, gross of reinsurance	$49,784,725	$54,486,843	$61,559,695

The Company's net loss and loss adjustment expense reserve was $43,200,582 as of December 31, 2012. Since underwriting profit is a significant part of income, a small percentage change in reserve estimates may result in a substantial effect on future reported earnings. Such changes might result from a variety of factors, including claims costs emerging in a different pattern than the average historical development patterns. Considering the continuum of possible development patterns, none of which is necessarily more or less likely than the next, the Company must consider the varying probabilities that the development pattern is off in varying degrees. If future development ultimately ends up being five percent different than the Company's 2012 net reserve, approximately $2.2 million would be reflected in future periods as an increase or decrease in the provision for events of prior years and would be recognized in the Company's Consolidated Statements of Operations in future periods. A variance of five percent of net loss and loss adjustment expense reserve is not an unlikely scenario. If future development ultimately ends up being ten percent different than the Company's 2012 net reserve, approximately $4.3 million would be reflected in future periods as an increase or decrease in the provision for events of prior years and would be recognized in the Company's Consolidated Statements of Operations in future periods. A variance of ten percent of net loss and loss adjustment expense reserve is not an unlikely scenario. Differences of more than ten percent are also possible, though not quite as likely as differences of ten percent or less.

Other Insurance Operations

Health Insurance Program

Commission income from the health insurance sales is as follows:

	Year ended December 31		
	2012	2011	2010
Commission income	$1,157,700	$1,407,490	$1,933,288

AIB markets health insurance in California through non-affiliated insurance companies for individuals and groups. For these services, AIB receives commission based on the premiums that it writes. Commission income for the year ended December 31, 2012, decreased $249,790 (18%) compared to the year ended December 31, 2011. Commission income for the year ended December 31, 2011, decreased $525,798 (27%), compared to the year ended December 31, 2010.

The decrease in commission income in 2012 compared to 2011 is primarily the result of decreases in group insurance plans of $207,936 and individual plans of $41,855. The decrease in group commission income was primarily the result of several large groups that canceled their policies in 2011. The decrease in commission income in 2011 compared to 2010 is primarily the result of AIB discontinuing the marketing of CIGNA medical and dental plans on September 30, 2010, and on October 1, 2010, marketing a new program to brokers and to the public. The new programs consist of dental and group life products that were created specifically for AIB by Guardian Life Insurance Company of America (GLIC). The CIGNA plans had accounted for approximately 56% of the Company's health insurance income in 2010. In 2012, approximately 39% of health insurance commission is from Guardian products compared to 34% in 2011.

Association Operation

Membership and fee income from the association program of AAQHC is as follows:

	Year ended December 31		
	2012	2011	2010
Membership and fee income	$134,609	$156,165	$212,216

Membership and fee income for the year ended December 31, 2012, decreased $21,556 (14%) compared to the year ended December 31, 2011. Membership and fee income for the year ended December 31, 2011, decreased $56,051 (26%) compared to the year ended December 31, 2010. The decrease for each of the years presented is a result of a decrease in the number of association members.

Policy Fee Income

Unifax sells and services insurance policies for Crusader. The commissions paid by Crusader to Unifax are eliminated as intercompany transactions and are not reflected as income in the financial statements. Unifax also receives non-refundable policy fee income that is directly related to the Crusader policies it sells. For financial statement reporting purposes, policy fees are earned ratably over the life of the related insurance policy. The unearned portion of the policy fee is recorded as a liability on the balance sheet under "Accrued Expenses and Other Liabilities." The earned portion of the policy fee charged to the policyholder by Unifax is recognized as income in the consolidated financial statements. Unifax's policy fee income is as follows:

	Year ended December 31		
	2012	2011	2010
Policy fee income	$1,773,234	$1,829,257	$1,980,928
Policies issued	10,054	10,307	10,946

Policy fee income for the year ended December 31, 2012, decreased $56,023 (3%) as compared to the year ended December 31, 2011. The 3% decrease in policy fee income is primarily a result of a 253 (2%) decrease in the number of policies issued during 2012 as compared to 2011. Policy fee income for the year ended December 31, 2011, decreased $151,671 (8%) as compared to the year ended December 31, 2010. The 8% decrease in policy fee income is primarily a result of a 639 (6%) decrease in the number of policies issued during 2011 as compared to 2010.

Daily Automobile Rental Insurance Program

The daily automobile rental insurance program is produced by Bedford for a non-affiliated insurance company.

Commission income from the daily automobile rental insurance program is as follows:

	Year ended December 31		
	2012	2011	2010
Rental program commission	$232,311	$240,808	$297,095
Contingent commission	41,219	64,708	67,873
Total commission income	$273,530	$305,516	$364,968

The daily automobile rental insurance program commission income for the year ended December 31, 2012, decreased $31,986 (10%) compared to the year ended December 31, 2011. For the year ended December 31, 2011, commission income decreased $56,287 (19%) compared to the year ended December 31, 2010. Premium written in 2012 decreased 3% compared to premium written in 2011. Premium written in 2011 decreased 19% compared to premium written in 2010. The daily automobile rental insurance program continues to be impacted by the intense price competition in the marketplace and the slow economic recovery during the periods covered by this report. The Company cannot determine how long the existing market conditions will continue, nor in which direction they might change. To avoid underwriting losses for the non-affiliated insurance company that it represents, Bedford continues to produce business only at rates that it believes to be adequate.

Premium Finance Program

The insurance premium financing operation currently finances policies written only through its sister company, Unifax. Consequently, AAC's growth is primarily dependent on the growth of Crusader and Unifax business. Effective July 20, 2010, AAC reduced the interest rate charged on premiums financed to 0% in an effort to increase the sales of existing renewal and new business written by Unifax for Crusader. Due to the low interest rate environment, the cost of money to provide this incentive is not material. The Company monitors the cost of providing this incentive, and depending on the cost/benefit determination, can continue to offer it or withdraw it at any time.

Premium finance charges and fees earned from financing policies are as follows:

	Year ended December 31		
	2012	2011	2010
Premium finance charges earned	$ -	$12,581	$238,622
Fees earned	70,013	58,320	38,115
Total premium finance charges and fees earned	$70,013	$70,901	$276,737
Loans issued	3,264	3,158	2,429

Loans issued increased by 106 (3%) during 2012 when compared to 2011 and 729 (30%) during 2011 when compared to 2010. The average premium financed by AAC was $3,039 in 2012, $2,817 in 2011 and $2,304 in 2010. During 2012, 40% of all Unifax policies were financed and 81% of those policies were financed by AAC. During 2011, 38% of all Unifax policies were financed and 80% of those policies were financed by AAC. During 2010, 33% of all Unifax policies were financed and 67% of those policies were financed by AAC.

Investment Income and Net Realized Gains

Investment income and net realized gains are as follows:

	Year ended December 31		
	2012	2011	2010
Average invested assets* – at amortized cost	$123,871,303	$128,904,538	$133,682,728
Interest income			
Insurance company operations	$1,527,824	$2,896,773	$3,489,498
Other operations	1,151	1,852	3,432
Total investment income and realized gains	$1,528,975	$2,898,625	$3,492,930
Yield on average invested assets	1.23%	2.25%	2.61%

* The average is based on the beginning and ending balance of the amortized cost of the invested assets for each respective year.

In the year ended December 31, 2012, the Company's average invested assets (at amortized value) decreased $5,033,234 (4%) compared to the year ended December 31, 2011. In the year ended December 31, 2012, investment income earned, excluding realized gains, decreased $1,369,650 (47%) compared to the year ended December 31, 2011. The yield on average invested assets decreased to 1.23% in 2012 from 2.25% in 2011. The decrease in the yield on average invested assets is primarily the result of a decrease in the average return on new and reinvested assets in the Company's investment portfolio. Due to the current interest rate environment, management believes it is prudent to purchase fixed maturity investments with maturities of 5 years or less and with minimal credit risk. Thus, the weighted average maturity of the Company's fixed maturity investments as of December 31, 2012, was 0.7 years compared to 0.9 years as of December 31, 2011. The Company's invested assets (at amortized value) as of December 31, 2012, were $119,700,460 as compared to $128,042,147 as of December 31, 2011.

In the year ended December 31, 2011, the Company's average invested assets (at amortized value) decreased $4,778,190 (4%) compared to the year ended December 31, 2010. In the year ended December 31, 2011, investment income earned, excluding realized gains, decreased $594,305 (17%) compared to the year ended December 31, 2010. The yield on average invested assets decreased to 2.25% in 2011 from 2.61% in 2010. The decrease in the yield on average invested assets is primarily the result of a decrease in the average return on new and reinvested assets in the Company's investment portfolio. Due to the then current interest rate environment, management believed it was prudent to purchase fixed maturity investments with maturities of 5 years or less and with minimal credit risk. Thus, the weighted average maturity of the Company's fixed maturity investments as of December 31, 2011, was 0.9 years compared to 1.3 years as of December 31, 2010. The Company's invested assets (at amortized value) as of December 31, 2011, were $128,042,147 as compared to $129,766,929 as of December 31, 2010.

The par value, amortized cost, estimated market value and weighted average yield of fixed maturity investments at December 31, 2012, by contractual maturity are as follows. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties.

Maturities by Calendar Year	Par Value	Amortized Cost	Fair Value	Weighted Average Yield
December 31, 2013	$30,890,000	$30,894,211	$31,078,002	1.34%
December 31, 2014	1,850,000	1,850,000	1,850,000	0.50%
December 31, 2015	600,000	600,000	600,000	0.76%
December 31, 2016	100,000	100,000	100,000	1.88%
Total	$33,440,000	$33,444,211	$33,628,002	1.29%

The following table sets forth the composition of the investment portfolio of the Company at the dates indicated:

	(Amounts in Thousands)			
	December 31, 2012		December 31, 2011	
Type of Security	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Certificates of deposit	$10,090	$10,090	$16,470	$16,470
U.S. treasury securities	23,354	23,538	73,433	74,887
Total fixed maturity investments	33,444	33,628	89,903	91,357
Short-term cash investments	86,256	86,256	38,139	38,139
Total investments	$119,700	$119,884	$128,042	$129,496

At December 31, 2012 and 2011 the Company had no fixed maturity investments with a gross unrealized loss.

No securities were sold at a loss during 2012 or 2011.

The Company monitors its investments closely. If an unrealized loss is determined to be other-than-temporary, it is written off as a realized loss through the Consolidated Statements of Operations. The Company's methodology of assessing other-than-temporary impairments is based on security-specific analysis as of the balance sheet date and considers various factors including the length of time to maturity and the extent to which the fair value has been less than the cost, the financial condition and the near-term prospects of the issuer, and whether the debtor is current on its contractually obligated interest and principal payments. The Company does not have the intent to sell its fixed maturity investments and it is not likely that the Company would be required to sell any of its fixed maturity investments prior to recovery of its amortized costs. There were no realized investment gains (losses) in the years ended December 31, 2012, 2011 and 2010. The unrealized gains or losses from fixed maturities are reported as "Accumulated Other Comprehensive Income," which is a separate component of stockholders' equity, net of any deferred tax effect. The Company did not sell any fixed maturity investments in the years ended December 31, 2012, 2011 or 2010.

Other Income

Other income from Insurance Company Revenues and Insurance Company Operations is primarily comprised of miscellaneous non-recurring income or items not relevant to the primary income statement captions:

	Year ended December 31		
	2012	2011	2010
Other income from insurance company revenues and other insurance operations	$500,349	$1,184,804	$707,313

Other income included in Insurance Company Revenues and Insurance Company Operations for the year ended December 31, 2012, decreased $684,455 (58%) to $500,349, compared to $1,184,804 for the year ended December 31, 2011. Other income included in Insurance Company Revenues and Insurance Company Operations for the year ended December 31, 2011, increased $477,491 (68%) to $1,184,804 compared to $707,313 for the year ended December 31, 2010. The fluctuation in other income from insurance operations when compared to the prior year period, is primarily related to the settlement of a provisionally rated reinsurance treaty that was recognized during the quarter ended September 30, 2011, resulting in income recognition of $626,073 during the year ended December 31, 2011.

Operating Expenses

Policy Acquisition Costs are as follows:

	Year ended December 31		
	2012	2011	2010
Policy acquisition costs	$6,744,273	$7,080,768	$7,282,546
Ratio to net earned premium (GAAP ratio)	25%	27%	26%

Policy acquisition costs consist of commissions, premium taxes, inspection fees, and certain other underwriting costs that are directly related to and vary with the production of Crusader insurance policies. These costs include both Crusader expenses and allocated expenses of other Unico subsidiaries. On certain reinsurance treaties, Crusader receives a ceding commission from its reinsurer that represents a reimbursement of the acquisition costs related to the premium ceded. No ceding commission is received on facultative, catastrophe, or provisionally rated ceded premium. Policy acquisition costs, net of ceding commission, are deferred and amortized as the related premiums are earned. The ratio of policy acquisition cost to net earned premium decreased in 2012 as a result of the adoption of ASU 2010-26 "Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts "(ASC 944). The adoption of ASU 2010-26 modified the types of acquisition costs that can be capitalized and deferred. This resulted in a reduction of salaries and employee benefits costs available to be capitalized and thus reduced capitalized acquisition costs. The increase in the ratio of policy acquisition cost to net earned premium in 2011 compared to 2010 was primarily a result of a decrease in net earned premium in 2011 compared to 2010. Policy acquisition costs decreased, but at a slightly lower rate than earned premiums have decreased in 2011 which resulted in the increase in the ratio.

Salaries and Employee Benefits are as follows:

	Year ended December 31		
	2012	2011	2010
Total salaries and employee benefits incurred	$7,390,798	$7,275,199	$7,783,272
Less: charged to losses and loss adjustment expenses	(816,918)	(795,830)	(1,040,139)
Less: capitalized to policy acquisition costs	(1,394,360)	(2,144,805)	(2,426,069)
Net amount charged to operating expenses	$5,179,520	$4,334,564	$4,317,064

Total salaries and employee benefits incurred for the year ended December 31, 2012, increased $844,956 (19%) compared to the year ended December 31, 2011. The increase in total salaries and benefits incurred is primarily a result of the adoption of ASU 2010-26 "Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts "(ASC 944) and an adjustment to the Company's annual expense related to the employee profit sharing plan for the plan year ended March 31, 2011. The adoption of ASU 2010-26 resulted in increased salaries and employee benefits expense of approximately $640,000. The Company's 2012 profit sharing contribution expense increased compared to 2011 by approximately $175,000 primarily due to an adjustment in 2011 that reduced the Company's profit sharing contribution expense for the plan year ending March 31, 2011.

Total salaries and employee benefits incurred for the year ended December 31, 2011, increased $17,500 (0%) compared to the year ended December 31, 2010.

Commissions to Agents/Brokers are as follows:

	Year ended December 31		
	2012	2011	2010
Commission to agents/brokers	$236,059	$225,094	$637,861

Commissions to agents/brokers (not including commissions on Crusader policies that are reflected in policy acquisition costs) are generally related to gross commission income from the health insurance program and the daily automobile rental insurance program. Commissions to agents and brokers increased $10,965 (5%) for the year ended December 31, 2012, as compared to the year ended December 31, 2011. Although commission income in the life and health insurance program declined, the increase in commission to agents and brokers is primarily due to the mix of business written in the health insurance program that resulted in increased commissions being paid to agents and brokers producing business for that program. Commissions to agents and brokers decreased $412,767 (65%) for the year ended December 31, 2011, as compared to the year ended December 31, 2010. The decrease is primarily due to the decrease in written premium in the health insurance program and the decrease in commission income from that program.

Other Operating Expenses are as follows:

	Year ended December 31		
	2012	2011	2010
Other operating expenses	$2,508,279	$2,798,780	$3,192,584

Other operating expenses generally do not change significantly with changes in production. This is true for both increases and decreases in production. Other operating expenses decreased $290,501 (10%) for the year ended December 31, 2012, compared to the year ended December 31, 2011. This decrease is primarily due to a decrease of approximately $345,000 in the Company's rent expense, and a decrease in the Company's bad debt expense of approximately $110,000. These were offset by an increase of approximately $237,000 in fees to the California Department of Insurance, which were primarily related to the required tri-annual financial examination of Crusader that was ongoing in 2012. Other operating expenses decreased $393,804 (12%) for the year ended December 31, 2011, compared to the year ended December 31, 2010. The decrease in other operating expenses is primarily due to a decrease of approximately $457,000 in the Company's bad debt expense in 2011 compared to 2010.

Income Taxes

Income Tax Expenses are as follows:

	Year ended December 31		
	2012	2011	2010
Income tax expense	$901,308	$2,010,292	$891,429
Effective income tax rate	32%	35%	28%

Income tax expense for the year ended December 31, 2012, was $901,308 compared to income tax expense of $2,010,292 for the year ended December 31, 2011. The effective combined income tax rates for 2012 and 2011 were 32% and 35%, respectively. The decrease in income tax expense was primarily due to a decrease in pre-tax income of $2,895,132 (50%) to $2,855,036 in the year ended December 31, 2012, compared to pre-tax income of $5,750,168 in the year ended December 31, 2011. The income tax expense incurred in 2012 included the recognition of a decrease in the undistributed dividends subject to California franchise tax that reduced the Company's deferred tax liability by approximately $72,000. Excluding the adjustment to the deferred tax expense, the effective tax rate would have been 34% for the year ended December 31, 2012.

Income tax expense for the year ended December 31, 2011, was $2,010,292 compared to income tax expense of $891,429 for the year ended December 31, 2010. The effective combined income tax rates for 2011 and 2010 were 35% and 28%, respectively. The increase in income tax expense was primarily due to an increase in pre-tax income of $2,529,587 (79%) to $5,750,168 in the year ended December 31, 2011, compared to pre-tax income of $3,220,581 in the year ended December 31, 2010. The income tax expense incurred in 2010 included the recognition of a decrease in the percentage of undistributed dividends subject to California franchise tax that reduced the Company's deferred tax liability by approximately $143,000. Excluding the adjustment to the deferred tax expense, the effective tax rate would have been 35% and 32% for the years ended December 31, 2011 and 2010, respectively.

Significant Accounting Policies

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While every effort is made to ensure the integrity of such estimates, actual results could differ.

Management believes the Company's current critical accounting policies comprise the following:

Losses and Loss Adjustment Expenses

The preparation of the Company's consolidated financial statements requires judgments and estimates. The most significant is the estimate of loss reserves. Management makes its best estimate of the liability for unpaid claims costs as of the end of each fiscal quarter. Due to the inherent uncertainties in estimating the Company's unpaid claims costs, actual loss and loss adjustment expense payments may vary, perhaps significantly, from any estimate made prior to the settling of all claims. Variability is inherent in establishing loss and loss adjustment expense reserves, especially for a small insurer like the Company. For any given line of insurance, accident year, or other group of claims, there is a continuum of possible reserve estimates, each having its own unique degree of propriety or reasonableness. Due to the complexity and nature of the insurance claims process, there are potentially an infinite number of reasonably likely scenarios. The Company does not specifically identify reasonably likely scenarios other than utilizing management's best estimate. In addition to applying the various standard methods to the data, an extensive series of diagnostic tests are applied to the resultant reserve estimates to determine management's best estimate of the unpaid claims liability. Among the statistics reviewed for each accident year are loss and loss adjustment expense development patterns, frequencies (expected claim counts), severities (average cost per claim), loss and loss adjustment expense ratios to premium, and loss adjustment expense ratios to loss. When there is clear evidence that the actual claims costs emerged are different than expected for any prior accident year, the claims cost estimates for that year are revised accordingly.

Some lines of insurance are commonly referred to as "long-tail" lines because of the extended time required before claims are ultimately settled. Lines of insurance in which claims are settled relatively quickly are called "short-tail" lines. It is generally more difficult to estimate loss reserves for long-tail lines because of the long period of time that elapses between the occurrence of a claim and its final disposition and the difficulty of estimating the settlement value of the claim. The Company's short-tail lines consist of its property coverages and its long-tail lines consist of its liability coverages. However, compared to other long-tail liability lines that are not underwritten by the Company, such as workers' compensation, professional liability, umbrella liability, and medical malpractice, the Company's liability claims tend to be settled relatively quicker.

The Company underwrites four statutory annual statement lines of business: (1) commercial multi-peril, (2) liability other than automobile and products, (3) fire, and (4) allied lines. Commercial multi-peril policies comprised 98% of the Company's 2012, 2011 and 2010 premium volume. Commercial multi-peril policies include both property and liability coverages. For all of the Company's coverages and lines of business, the Company's actuarial loss and loss adjustment expense reserving methods require assumptions that can be grouped into two key categories: (1) expected losses and loss adjustment expenses required by the expected loss ratio and Bornhuetter-Ferguson methods, and (2) expected development patterns required by the loss development and Bornhuetter-Ferguson methods.

The Company also segregates most of its business into smaller homogeneous categories primarily for management's internal detailed business review and analysis. These homogeneous categories used by the Company include various combinations and special groupings of its lines of business, programs types, states, and coverages. Some categories exclude certain items and/or others include certain items. Not all categories are defined in the same way. This analysis includes the tracking of historical claims costs and development patterns separately for each of these uniquely designed categories. Generally, neither the liability development patterns nor the property development patterns vary significantly by category.

The establishment of loss and loss adjustment expense reserves is a difficult process as there are many factors that can ultimately affect the final settlement of a claim and, therefore, the reserve that is needed. Estimates are based on a variety of industry data and on the Company's current and historical accident year claims data, including but not limited to reported claim counts, open claim counts, closed claim counts, closed claim counts with payments, paid losses, paid loss adjustment expenses, case loss reserves, case loss adjustment expense reserves, earned premiums and policy exposures, salvage and subrogation, and unallocated loss adjustment expenses paid. Many other factors, including changes in reinsurance, changes in pricing, changes in policy forms and coverage, changes in underwriting and risk selection, legislative changes, results of litigation and inflation are also taken into account.

At the end of each fiscal quarter, the Company's unpaid claims costs (reserves) for each accident year (i.e., for all claims incurred within each year) are re-evaluated independently by the Company's president, the Company's chief financial officer and by an independent consulting actuary. Generally accepted actuarial methods including the widely used Bornhuetter-Ferguson and loss development methods are employed to estimate ultimate claims costs. An actuarial central estimate of the ultimate claims costs and IBNR reserves is ultimately determined by management and tested for reasonableness by the independent consulting actuary.

During 2012, the claims costs emerging for the current accident year were consistent with the 2011 accident year. It was noted previously that the 2010 claims costs emerging during 2010 were higher than expected; however the 2010 claims costs as they developed during 2011 and 2012 were slightly lower than expected. Each year, management reviews claims costs that appear to be different from the historical claims costs to determine whether those differences are a normal part of the process or an indication that a change in reserve assumptions is appropriate. Management concluded that the differences noted above are normal differences between actual and expected claims costs that emerge from time to time, particularly in an insurer the size of the Company, and does not believe a change of assumptions to be appropriate.

Development patterns generally do not tend to change materially over time. Generally, the Company has very little property claim development subsequent to the end of an accident year. Although liability claims may take ten or more years to fully develop, most of the development occurs in the first five to six years subsequent to the end of the accident year. The Company's reserving methodology assumptions have not changed in the years presented. The effect of losses and loss adjustment expenses on the Company's financial statements has primarily resulted from estimated costs being adjusted as actual costs emerge. The estimate of the total ultimate losses and loss adjustment expenses for a given accident year is revised over time as actual costs emerge. This is not, however a revision of the Company's estimates, but a gradual replacement over time of the prior cost estimates with actual costs as they emerge. This is normal unfolding of the loss development process, not a revision of cost estimates.

The Company's actuarially based loss and loss adjustment expense reserve methodology does not include an implicit or explicit provision for uncertainty. Insurance claims costs are inherently uncertain. There is not a precise means of quantifying a provision for uncertainty when determining an appropriate liability for unpaid claims costs. Rather, the potential for claims costs being less than estimated and the potential for claims costs being more than estimated are considered when selecting the parameters to be used in the application of the actuarial methods and when testing the estimates for reasonableness. Management believes that its recorded loss and loss adjustment expense reserves make reasonable provision for its liability for unpaid claims costs.

The differences between actual and expected claims costs are typically not due to one specific factor but to a combination of many factors such as the period of time between the initial occurrence and the final settlement of the claim, current and perceived social and economic inflation, and many other economic, legal, political, and social factors. The information that management uses to arrive at its booked reserve estimate comes from many sources within the Company, including its accounting, legal, claims, and underwriting departments. Informed managerial judgment is applied throughout the reserving process. In addition, time can be a critical part of reserving determinations since the longer the span between the incidence of a loss and the payment or settlement of the claim, the more variable the ultimate settlement amount can be. Accordingly, short-tail claims, such as property damage claims, tend to be more reasonably predictable than long-tail liability claims. The liability for unpaid losses and loss adjustment expenses is based upon the accumulation of individual case estimates for losses reported prior to the close of the accounting period plus estimates based on experience and industry data for development of case estimates and for unreported losses and loss adjustment expenses. Since the emergence and disposition of claims are subject to uncertainties, the net amounts that will ultimately be paid to settle claims should be expected to vary, perhaps significantly, from the estimated amounts provided for in the accompanying consolidated financial statements. Any adjustments to reserves are reflected in the operating results of the periods in which they are made. Management believes that the aggregate reserves for losses and loss adjustment expenses are reasonable and adequate to cover the cost of claims, both reported and unreported.

The Company must estimate its ultimate losses and loss adjustment expenses using a very small claim population size. At the beginning of 2012, the Company had 588 open claim files. During 2012, 1,004 new claim files were opened and 886 claim files were closed, leaving 706 open claim files at the end of 2012. Due to the small size of the Company and the related small population of claims, the Company's losses and loss adjustment expenses for any accident year can vary significantly from the initial expectations. Due to the small number of claims, changes in claim frequency and/or severity can materially affect the Company's reserve estimate. The potential variability from management's best estimate cannot be measured from any meaningful statistical basis due to the numerous uncertainties in the claims reserving process and the small population of claims.

At each quarterly review, actual claims costs that emerge are compared with the claims costs that were expected to emerge during that development period. Sometimes the previous claims costs estimates prove to have been too high; sometimes they prove to have been too low. In the case of the Company, the estimates proved to be too high in each of the years reflected in the table. The favorable development in 2010 through 2012 underscores the inherent uncertainty in insurance claims costs, especially for a very small insurer.

	Calendar year ended December 31		
	2012	2011	2010
Net reserves for unpaid losses and loss adjustment expenses at beginning of year	$46,512,179	$49,743,381	$55,409,545
Net decrease in provision for events of prior years	$4,362,910	$4,842,458	$4,568,179
Percent of favorable development to beginning reserves	9.4%	9.7%	8.2%

Any adjustments to reserves are reflected in the operating results of the periods in which they are made. Management believes that the aggregate reserves for losses and loss adjustment expenses are reasonable and adequate to cover the cost of claims, both reported and unreported.

There have been no changes in key assumptions of estimating future loss and loss adjustment expense payments. The changes in estimates of prior accident year incurred losses and loss adjustment expenses are attributed to the passage of time and the greater amount of actual loss data available for each accident year.

Reinsurance

The Company's recoverable from reinsurers represents an estimate of the amount of future loss and loss adjustment expense payments that will be recoverable from the Company's reinsurers. These estimates are based upon estimates of the ultimate losses and loss adjustment expenses that the Company expects to incur and the portion of those losses that are expected to be allocable to reinsurers based upon the terms of the reinsurance agreements. Given the uncertainty of the ultimate amounts of losses and loss adjustment expenses, the estimates may vary significantly from the eventual outcome. The Company's estimate of the amounts recoverable from reinsurers is regularly reviewed and updated by management as new data becomes available. The Company's assessment of the collectability of the recorded amounts recoverable from reinsurers is based primarily upon public financial statements and rating agency data. Any adjustments necessary are reflected in the current operations. The Company evaluates each of its ceded reinsurance contracts at its inception to determine if there is sufficient risk transfer to allow the contract to be accounted for as reinsurance under current accounting literature. At December 31, 2012, all such ceded contracts are accounted for as risk transfer reinsurance.

The following tables provide the effect of reinsurance on the Company's financial statements:

The effect of reinsurance on financial position is as follows:

	Year ended December 31		
	2012	2011	2010
Ceded loss and loss adjustment expense recoverable on excess of loss treaties			
Ceded case loss and loss adjustment expense reserves recoverable	$978,650	$955,511	$2,311,947
Ceded IBNR reserves recoverable	5,605,493	7,019,153	9,504,367
Total ceded loss and loss adjustment expense reserves recoverable	$6,584,143	$7,974,664	$11,816,314

The effect of reinsurance on the results of operations is as follows:

The effect of reinsurance on earned premium is as follows:

	Year ended December 31		
	2012	2011	2010
Direct earned premium	$32,454,089	$32,072,262	$35,579,438
Earned ceded premium	(5,135,929)	(5,348,319)	(7,427,236)
Net premiums earned	$27,318,160	$26,723,943	$28,152,202
Ratio of earned ceded premium to direct earned premium	16%	17%	21%

The effect of reinsurance on losses and loss adjustment expenses are as follows:

	Year ended December 31		
	2012	2011	2010
Direct losses and loss adjustment expenses	$16,795,237	$11,970,100	$16,706,756
Ceded losses and loss adjustment expenses incurred on excess of loss treaties			
Ceded paid losses and loss adjustment expenses	(2,952,355)	(1,424,423)	(2,596,190)
Change in ceded case loss reserves	(23,139)	1,356,436	(470,801)
Change in ceded IBNR reserves	1,413,660	2,485,214	4,830,350
Total ceded losses and loss adjustment expenses incurred	(1,561,834)	2,417,227	1,763,359
Net losses and loss adjustment expenses	$15,233,403	$14,387,327	$18,470,115

Ceded premium and ceded losses and loss adjustment expenses are as follows:

	Year ended December 31		
	2012	2011	2010
Earned ceded premium	$5,135,929	$5,348,319	$7,427,236
Ceded losses and loss adjustment expenses incurred	(1,561,834)	2,417,227	1,763,359
Ceded earned premium less ceded losses and loss adjustment expenses incurred	$3,574,095	$7,765,546	$9,190,595

The effect of reinsurance on cash flow is the sum of the effect of reinsurance on the results of operations, reflected above, and the following changes in reinsurance recoverable:

	Year ended December 31		
	2012	2011	2010
Change in reinsurance recoverable on ceded paid and unpaid losses and loss adjustment expenses	$1,145,620	$3,830,227	$4,763,986

There were no catastrophe losses incurred during the three years ended December 31, 2012, 2011 and 2010.

There have been no changes in key assumptions of estimating future ceded losses and loss adjustment expenses. The changes in estimates of prior accident year ceded incurred losses and loss adjustment expenses are attributed to the passage of time and a greater amount of actual loss data available for each accident year.

The Company's reinsurance strategy is to reduce volatility in its expected loss and loss adjustment expense results by protecting the Company against liabilities in excess of certain retentions, including major or catastrophic losses that may occur from any one or more of the property and/or casualty risks which it insures. On an annual basis, or sooner if warranted, the Company evaluates whether any changes to its retention, participation, or retained limits are necessary. Loss and loss adjustment expense reserves are determined separately on both a direct basis and a net of reinsurance basis, and the ceded reserves are determined by subtraction. Therefore, reinsurance recoverable is determined in a manner consistent with the associated loss reserves. There have been no recent changes in key assumptions underlying the estimation of loss and loss adjustment expense reserves, and no changes are anticipated. Paid losses and loss adjustment expenses ceded are determined by the terms of the individual treaties. We continually monitor and evaluate the collectability of reinsurance recoverable to determine if any allowance is necessary.

The Company currently only writes business in the state of California. The types of businesses and the coverage limits written by the Company are not considered difficult lines for obtaining reinsurance. In addition, because the major catastrophe exposure is primarily from riots and from fire following earthquakes, the Company does not anticipate significant limitations on its ability to cede future losses on a basis consistent with its historical results.

Investments

The Company's fixed maturity investments are classified as available-for-sale and are stated at fair value. Although all of the Company's investments are classified as available-for-sale and the Company may sell investment securities from time to time in response to economic and market conditions, its investment guidelines place primary emphasis on buying and holding high-quality investments to maturity. Short-term investments are carried at cost, which approximates fair value. The unrealized gains from fixed maturities are reported as "accumulated other comprehensive income," which is a separate component of stockholders' equity, net of any deferred tax effect. When a decline in the value of a fixed maturity is considered other-than-temporary, a loss is recognized in the Consolidated Statements of Operations. Realized gains and losses are included in the Consolidated Statements of Operations based on the specific identification method.

Related Party Transactions

The Company presently occupies approximately 23,000 square feet of an office building located at 23251 Mulholland Drive, Woodland Hills, California, under a master lease expiring March 31, 2013. Erwin Cheldin, the Company's former president and a current director and principal stockholder, is the owner of the building. The lease provides for an annual gross rent of $486,000 and is effective from April 1, 2012, through March 31, 2013. In addition, the lease provides for three 6-month extension options at the same terms and conditions for each extension period. The Company also leases storage space from Erwin Cheldin. Depending on usage, storage space rental is estimated to be approximately $15,000 annually. On March 7, 2013, the Company exercised its right to extend the lease for an additional six months through September 30, 2013. The Company believes that at the inception of the lease agreement and at each subsequent extension, the terms of the lease were at least as favorable to the Company as could have been obtained from non-affiliated third parties. The Company utilizes for its own operations 100% of the space it leases. The total rent expense under this lease agreement and the previous master lease agreement which expired March 31, 2012 was $712,248 for the year ended December 31, 2012. The total rent expense under the master lease agreement which expired March 31, 2012 was $1,066,990 for the years ended December 31, 2011, and 2010. The Company intends to relocate its offices and is currently looking to purchase an office building for that purpose.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

The Company's consolidated balance sheet includes a substantial amount of invested assets whose fair values are subject to various market risk exposures including interest rate risk and equity price risk.

The Company's invested assets at December 31, 2012 and 2011 consisted of the following:

	2012	2011
Fixed maturity bonds (at amortized cost)	$23,354,211	$73,432,677
Short-term cash investments (at cost)	86,256,249	38,139,469
Certificates of deposit – over 1 year (at cost)	10,090,000	16,470,000
Total invested assets	$119,700,460	$128,042,146

The Company's interest rate risk is primarily in its fixed maturity bond portfolio. As market interest rates decrease, the value of the portfolio increases with the opposite holding true in rising interest rate environments. In addition, the longer the maturity, the more sensitive the asset is to market interest rate fluctuations. The Company believes that it has limited this risk by investing in securities with shorter term maturities. In addition, although fixed maturity bonds are classified as available-for-sale, the Company's investment guidelines place primary emphasis on buying and holding high-quality bonds to maturity. Because fixed maturity bonds are primarily held to maturity, the change in the market value of these bonds resulting from market interest rate movements is not recognized as realized gains or losses in the Consolidated Statements of Operations. Interest rate movements on the Company's investments are not due to credit rating related issues. As of December 31, 2012, the Company's unrealized gains (net of unrealized losses) before income taxes on its fixed maturity bond portfolio were $183,791 compared to unrealized gains (net of unrealized losses) before income taxes of $1,453,946 as of December 31, 2011. Given a hypothetical parallel increase of 100 basis points in interest rates, the fair value of the fixed maturity bond portfolio as of December 31, 2012, would decrease by approximately $130,238. This decrease would not be reflected in the statements of operations except to the extent that the securities were sold or the decrease was deemed to be other-than-temporary.

The Company's short-term investments and certificates of deposit have only minimal interest rate risk.

Item 8. Financial Statements and Supplementary Data.

INDEX TO
CONSOLIDATED FINANCIAL STATEMENTS

	Page Number
Report of Independent Registered Public Accounting Firm	45
Consolidated Balance Sheets as of December 31, 2012 and 2011	46
Consolidated Statements of Operations for the years ended December 31, 2012, 2011, and 2010	47
Consolidated Statements of Comprehensive Income for the years ended December 31, 2012, 2011, and 2010	48
Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2012, 2011, and 2010	49
Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011, and 2010	50
Notes to Consolidated Financial Statements	51

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Unico American Corporation:

We have audited the accompanying consolidated balance sheets of Unico American Corporation and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Unico American Corporation and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Los Angeles, California
March 28, 2013

UNICO AMERICAN CORPORATION
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31 2012	December 31 2011
ASSETS		
Investments		
Available for sale:		
Fixed maturities, at fair value (amortized cost: December 31, 2012 $33,444,211; December 31, 2011 $89,902,677)	$33,628,002	$91,356,624
Short-term investments, at cost	86,256,249	38,139,469
Total Investments	119,884,251	129,496,093
Cash	160,506	467,087
Accrued investment income	155,678	680,626
Receivables, net	5,744,592	5,303,714
Reinsurance recoverable:		
Paid losses and loss adjustment expenses	305,201	60,300
Unpaid losses and loss adjustment expenses	6,584,143	7,974,664
Deferred policy acquisition costs	3,785,594	4,158,522
Property and equipment, net	856,850	230,781
Deferred income taxes	1,893,929	1,394,500
Other assets	637,282	608,758
Total Assets	$140,008,026	$150,375,045
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Unpaid losses and loss adjustment expenses	$49,784,725	$54,486,843
Unearned premiums	16,030,234	15,912,276
Advance premium and premium deposits	756,190	818,006
Accrued expenses and other liabilities	3,040,312	3,309,605
Total Liabilities	$69,611,461	$74,526,730
Commitments and contingencies		
STOCKHOLDERS' EQUITY		
Common stock, no par – authorized 10,000,000 shares, issued and outstanding shares 5,341,147 at December 31, 2012, and 5,341,992 at December 31, 2011	$3,685,620	$3,611,461
Accumulated other comprehensive income	121,302	959,604
Retained earnings	66,589,643	71,277,250
Total Stockholders' Equity	$70,396,565	$75,848,315
Total Liabilities and Stockholders' Equity	$140,008,026	$150,375,045

See accompanying notes to consolidated financial statements.

UNICO AMERICAN CORPORATION
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,

	2012	2011	2010
REVENUES			
Insurance Company Revenues			
Net premium earned	$27,318,160	$26,723,943	$28,152,202
Investment income	1,527,824	2,896,773	3,489,498
Other income	490,213	1,171,006	692,484
Total Insurance Company Revenues	29,336,197	30,791,722	32,334,184
Other Revenues from Insurance Operations			
Gross commissions and fees	3,339,073	3,698,428	4,491,569
Investment income	1,151	1,852	3,432
Finance charges and fees earned	70,013	70,901	276,737
Other income	10,136	13,798	14,829
Total Revenues	32,756,570	34,576,701	37,120,751
EXPENSES			
Losses and loss adjustment expenses	15,233,403	14,387,327	18,470,115
Policy acquisition costs	6,744,273	7,080,768	7,282,546
Salaries and employee benefits	5,179,520	4,334,564	4,317,064
Commissions to agents/brokers	236,059	225,094	637,861
Other operating expenses	2,508,279	2,798,780	3,192,584
Total Expenses	29,901,534	28,826,533	33,900,170
Income Before Taxes	2,855,036	5,750,168	3,220,581
Income Tax Expense	901,308	2,010,292	891,429
Net Income	$1,953,728	$3,739,876	$2,329,152
PER SHARE DATA:			
Basic			
Earnings Per Share	$0.37	$0.70	$0.44
Weighted Average Shares	5,339,341	5,335,524	5,312,684
Diluted Earnings Per Share			
Earnings Per Share	$0.36	$0.70	$0.44
Weighted Average Shares	5,352,978	5,358,590	5,351,578

See accompanying notes to consolidated financial statements.

UNICO AMERICAN CORPORATION
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31,

	2012	2011	2010
Net income	$1,953,728	$3,739,876	$2,329,152
Other changes in comprehensive income:			
Changes in unrealized gains and losses on securities classified as available-for-sale arising during the period	(1,270,154)	(1,956,756)	(744,086)
Income tax benefit related to changes in unrealized gains and losses on securities classified as available-for-sale arising during the period	431,852	665,297	252,989
Comprehensive Income	$1,115,426	$2,448,417	$1,838,055

See accompanying notes to consolidated financial statements.

UNICO AMERICAN CORPORATION
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 and 2010

	Common Shares		Accumulated Other Comprehensive Income (Losses)	Retained Earnings	Total
	Issued and Outstanding	Amount			
Balance – December 31, 2009	5,306,204	$3,437,343	$2,742,160	$67,135,837	$73,315,340
Dividends paid to stockholders'	-	-	-	(1,917,209)	(1,917,209)
Net shares issued for exercise of stock options	26,877	77,599	-	-	77,599
Tax benefit from disqualified incentive stock options	-	40,031	-	-	40,031
Change in comprehensive income, net of deferred income tax	-	-	(491,097)	-	(491,097)
Net income	-	-	-	2,329,152	2,329,152
Balance – December 31, 2010	5,333,081	$3,554,973	$2,251,063	$67,547,780	$73,353,816
Net shares issued for exercise of stock options	10,177	23,641	-	-	23,641
Tax benefit from disqualified incentive stock options	-	2,724	-	-	2,724
Non-cash stock based compensation	-	30,676	-	-	30,676
Shares repurchased	(1,124)	(553)	-	(10,406)	(10,959)
Shares cancelled or adjusted	(142)	-	-	-	-
Change in comprehensive income, net of deferred income tax	-	-	(1,291,459)	-	(1,291,459)
Net income	-	-	-	3,739,876	3,739,876
Balance – December 31, 2011	5,341,992	$3,611,461	$959,604	$71,277,250	$75,848,315
Dividends paid to stockholders'	-	-	-	(6,409,445)	(6,409,445)
Net shares issued for exercise of stock options	22,718	46,360	-	-	46,360
Tax benefit from disqualified incentive stock options	-	16,274	-	-	16,274
Non-cash stock based compensation	-	23,104	-	-	23,104
Shares repurchased	(23,497)	(11,579)	-	(231,890)	(243,469)
Shares cancelled or adjusted	(66)	-	-	-	-
Change in comprehensive income, net of deferred income tax	-	-	(838,302)	-	(838,302)
Net income	-	-	-	1,953,728	1,953,728
Balance – December 31, 2012	5,341,147	$3,685,620	$121,302	$66,589,643	$70,396,565

See accompanying notes to consolidated financial statements.

UNICO AMERICAN CORPORATION
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

	2012	2011	2010
Cash flows from operating activities:			
Net income	$1,953,728	$3,739,876	$2,329,152
Adjustments to reconcile net income to net cash from operations			
Depreciation and amortization	139,293	59,483	127,371
Bond amortization, net	78,468	153,604	114,924
Non-cash stock based compensation	23,104	30,676	-
Tax benefit from disqualified incentive stock options	(16,274)	(2,724)	(40,031)
Changes in assets and liabilities			
Net receivables and accrued investment income	84,070	(929,229)	73,476
Reinsurance recoverable	1,145,620	3,830,227	4,763,986
Deferred policy acquisition costs	372,928	142,405	654,709
Other assets	(122,168)	160,847	(61,542)
Unpaid losses and loss adjustment expenses	(4,702,118)	(7,072,852)	(10,025,713)
Unearned premiums	117,958	(17,672)	(2,881,467)
Advance premium and premium deposits	(61,816)	(11,740)	(204,306)
Accrued expenses and other liabilities	(269,293)	(1,258,818)	(794,014)
Income taxes current/deferred	42,341	102,817	57,831
Net Cash Used by Operating Activities	(1,214,159)	(1,073,100)	(5,885,624)
Cash flows from investing activities:			
Purchase of fixed maturity investments	(1,700,000)	(14,794,000)	(33,024,508)
Proceeds from maturity of fixed maturity investments	58,080,000	48,038,998	38,048,999
Net (increase) decrease in short-term investments	(48,116,780)	(31,673,820)	2,692,183
Additions to property and equipment	(765,362)	(91,607)	(104,773)
Net Cash Provided by Investing Activities	7,497,858	1,479,571	7,611,901
Cash flows from financing activities:			
Repurchase of common stock	(243,469)	(10,959)	-
Dividends paid to stockholders	(6,409,445)	-	(1,917,209)
Proceeds from exercise of stock options	46,360	23,641	77,599
Tax benefit from disqualified incentive stock options	16,274	2,724	40,031
Net Cash (Used) Provided by Financing Activities	(6,590,280)	15,406	(1,799,579)
Net (decrease) increase in cash	(306,581)	421,877	(73,302)
Cash at beginning of year	467,087	45,210	118,512
Cash at End of Year	$160,506	$467,087	$45,210
Supplemental cash flow information			
Cash paid during the period for:			
Interest	-	-	-
Income taxes	$858,949	$1,908,982	$833,931
Supplemental schedule of non-cash investing activities			
(Write-offs) acquisition of fixed assets	-	$(1,602,133)	$1,431,917

See accompanying notes to consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Unico American Corporation is an insurance holding company that underwrites property and casualty insurance through its insurance company subsidiary; provides property, casualty, and health insurance through its agency subsidiaries; and provides insurance premium financing and membership association services through its other subsidiaries. Unico American Corporation is referred to herein as the "Company" or "Unico" and such references include both the corporation and its subsidiaries, all of which are wholly owned. Unico was incorporated under the laws of Nevada in 1969.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Unico American Corporation and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation

The consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles (GAAP). As described in Note 14, the Company's insurance subsidiary also files financial statements with regulatory agencies prepared on a statutory basis of accounting that differs from GAAP.

Use of Estimates in the Preparation of the Financial Statements

The preparation of financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect its reported amounts of assets and liabilities and its disclosure of any contingent assets and liabilities at the date of its financial statements, as well as its reported amounts of revenues and expenses during the reporting period. The most significant assumptions in the preparation of these consolidated financial statements relate to losses and loss adjustment expenses. While every effort is made to ensure the integrity of such estimates, actual results may differ.

Investments

All of the Company's fixed maturity investments are classified as available-for-sale and are stated at fair value, with unrealized gains, net of applicable deferred income taxes, excluded from earnings and credited or charged to a separate component of equity. Although all of the Company's investments are classified as available-for-sale and the Company may sell investment securities from time to time in response to economic and market conditions, its investment guidelines place primary emphasis on buying and holding high-quality investments to maturity. Interest income on fixed maturity investments and short-term investments are recognized on an accrual basis at each measurement date and are included in net investment income in the Company's Consolidated Statements of Operations.

The Company has a comprehensive portfolio monitoring process to identify and evaluate each fixed income security whose carrying value may be other-than-temporarily impaired. For each fixed income security in an unrealized loss position, the Company assesses whether it is more likely than not that the Company will be required to sell the security before recovery of the amortized cost basis for reasons such as liquidity, contractual or regulatory purposes, or the credit quality of the underlying security. If a security meets this criteria, the security's decline in fair value is considered other than temporary and is recorded as a net realized investment loss, included in the Consolidated Statements of Operations and the Consolidated Statements of Comprehensive Income based on the specific identification method. There were no realized investments gains (losses) for any of the periods presented in the accompanying Consolidated Statements of Operations. For each fixed income security that the Company does not intend to sell or for which it is more likely than not that the Company would not be required to sell before an anticipated recovery in value, the Company separates the credit loss component of the impairment, if any, from the amount related to all other factors, and reports the credit loss component in net realized investment gains (losses). There was no credit loss component for any of the periods presented in the accompanying Consolidated Statements of Operations. The unrealized gains from fixed maturities are reported as "accumulated other comprehensive income," which is a separate component of stockholders' equity, net of any deferred tax effect.

Short term investments include U.S. treasury bills, U.S. treasury money market fund and bank money market and savings accounts which are all highly rated and redeemable within one year.

Fair Value of Financial Instruments

The Company employs a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). Financial assets and financial liabilities recorded on the consolidated balance sheets at fair value are categorized based on the reliability of inputs to the valuation techniques. (See Note 4.)

The Company has used the following methods and assumptions in estimating its fair value disclosures:

- Fixed Maturities:
    1. Investment securities, excluding long-term certificates of deposit – Fair values are obtained from a national quotation service.
    2. Long-term certificates of deposit – The carrying amounts reported at cost in the balance sheet for these instruments approximate their fair values.
- Cash and short-term investments – The carrying amounts reported at cost in the balance sheet approximate their fair values given the short term nature of these instruments.
- Receivables, net – The carrying amounts reported at cost in the balance sheet approximate their fair values given the short-term nature of these instruments.
- Accrued expenses and other liabilities – The carrying amounts reported at cost in the balance sheet approximate their fair values given the short-term nature of these instruments.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using straight line methods over 3 to 7 years. Leasehold improvements are amortized over the shorter of the useful life of the assets or the life of the associated lease.

Income Taxes

The Company and its wholly owned subsidiaries file consolidated federal and state income tax returns. Pursuant to the tax allocation agreement, two of the Company's subsidiaries, Crusader Insurance Company (Crusader) and American Acceptance Corporation (AAC) are allocated taxes, or tax credits in the case of losses, at current corporate rates based on their own taxable income or loss. The Company is subject to examination by U.S. federal income tax authorities for tax returns filed starting at taxable year 2009 and California state income tax authorities for tax returns filed starting at taxable year 2008. There are no ongoing examinations of income tax returns by federal or state tax authorities.

As of December 31, 2012, the Company had no unrecognized tax benefits and no additional liabilities or reduction in deferred tax asset. In addition, the Company had not accrued interest and penalties related to unrecognized tax benefits. However, if interest and penalties would need to be accrued related to unrecognized tax benefits, such amounts would be recognized as a component of federal income tax expense.

The provision for federal income taxes is computed on the basis of income as reported for financial reporting purposes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and are measured using the enacted tax rates and laws expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Income tax expense provisions increase or decrease in the same period in which a change in tax rates is enacted.

Earnings Per Share

Basic earnings per share exclude the impact of common share equivalents and are based upon the weighted average common shares outstanding. Diluted earnings per share utilize the average market price per share when applying the treasury stock method in determining common share dilution. When outstanding stock options are dilutive, they are treated as common share equivalents for purposes of computing diluted earnings per share and represent the difference between basic and diluted weighted average shares outstanding. In loss periods, options are excluded from the calculation of diluted earnings per share, as the inclusion of such options would have an anti-dilutive effect.

Revenue Recognition

a. General Agency Operations

Commissions due the Company are recognized as income on the effective date of the insurance policies. Policy fee income is recognized on a pro-rata basis over the terms of the policies.

b. Insurance Company Operations

Premiums are earned on a pro-rata basis over the terms of the policies. Premiums applicable to the unexpired terms of policies in force are recorded as unearned premiums. The Company receives a commission on policies that are ceded to its reinsurers. This commission is considered earned on a pro-rata basis over the terms of the policies.

c. Insurance Premium Financing Operations

Premium finance interest is charged to policyholders who choose to finance insurance premiums. Interest is charged at rates that vary with the amount of premium financed. Premium finance interest is recognized using a method that approximates the interest (actuarial) method.

Losses and Loss Adjustment Expenses

The liability for unpaid losses and loss adjustment expenses is based upon the accumulation of individual case estimates for losses reported prior to the close of the accounting period plus estimates based on experience and industry data for development of case estimates and for incurred but unreported losses and loss adjustment expenses.

There is a high level of uncertainty inherent in the evaluation of the required loss and loss adjustment expense reserves for the Company. The long-tailed nature of liability claims and the volatility of jury awards exacerbate that uncertainty. The Company records loss and loss adjustment expense reserves at each balance sheet date based upon management's best estimate of the ultimate payments that it anticipates will be made to settle all losses incurred and related expenses incurred as of that date for both reported and unreported losses. The ultimate cost of claims is dependent upon future events, the outcomes of which are affected by many factors. Company claim reserving procedures and settlement philosophy, current and perceived social and economic inflation, current and future court rulings and jury attitudes, improvements in medical technology, and many other economic, scientific, legal, political, and social factors all can have significant effects on the ultimate costs of claims. Changes in Company operations and management philosophy also may cause actual developments to vary from the past. Since the emergence and disposition of claims are subject to uncertainties, the net amounts that will ultimately be paid to settle claims may vary significantly from the estimated amounts provided for in the accompanying consolidated financial statements. Any adjustments to reserves are reflected in the operating results of the periods in which they are made. Management believes that the aggregate reserves for losses and loss adjustment expenses are reasonable and adequate to cover the cost of claims, both reported and unreported.

Restricted Funds

Restricted funds are as follows:

	Year ended December 31	
	2012	2011
Premium trust funds (1)	$ -	$ -
Assigned to state agencies (2)	700,000	700,000
Total restricted funds	$700,000	$700,000

(1) As required by law, the Company segregates from its operating accounts the premiums collected from insured's which are payable to insurance companies into separate trust accounts. These amounts are included in cash and short-term investments. In the years ended December 31, 2012 and 2011, the Company's receivables from insurance policies exceeded its premiums payable to insurance companies; therefore, there were no trust restrictions on cash and short-term investments.

(2) Included in fixed maturity investments are statutory deposits assigned to and held by the California State Treasurer and the Insurance Commissioner of the State of Nevada. These deposits are required for writing certain lines of business in California and for admission in states other than California.

Deferred Policy Acquisition Costs

In October 2010, the FASB issued ASU 2010-26, "Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts" (ASC 944) in order to achieve uniformity in the practice of determining costs related to the acquisition of new or renewal insurance contracts that qualify for deferral. The new standard modifies the types of policy acquisition costs that can be capitalized and are eligible for deferral. Specifically, the new guidance limits deferrable costs to those that are incremental direct costs of contract acquisition and certain costs related to acquisition activities performed by the insurer, such as underwriting, policy issuance and processing, inspection costs and broker commissions. The ASU defines incremental direct costs as those costs that result directly from and were essential to the contract acquisition and would not have been incurred absent the acquisition. Accordingly, under the new guidance, deferrable acquisition costs are limited to costs related to successful contract acquisitions. Costs that are not eligible for deferral are to be charged to expense in the period incurred. Policy acquisition costs that are eligible for deferral are deferred and amortized as the related premiums are earned and are limited to their estimated realizable value based on the related unearned premiums plus investment income less anticipated losses and loss adjustment expenses. Ceding commission applicable to the unexpired terms of policies in force is recorded as unearned ceding commission, which is included in deferred policy acquisition costs. The Company adopted the new standard on January 1, 2012, prospectively. The adoption of the new standard did not have a material impact on the Company's consolidated financial statements.

Reinsurance

The Company cedes reinsurance to provide greater diversification of business allowing management to control exposure to potential losses arising from large risks by reinsuring certain levels of risk in various areas of exposure, to reduce the loss that may arise from catastrophes, and to provide additional capacity for growth. Prepaid reinsurance premiums and reinsurance receivables are reported as assets and represent ceded unearned premiums and reinsurance recoverable on both paid and unpaid losses, respectively. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policies. The Company evaluates each of its ceded reinsurance contracts at its inception to determine if there is sufficient risk transfer to allow the contract to be accounted for as reinsurance under current accounting literature. As of December 31, 2012, all such ceded contracts are accounted for as risk transfer reinsurance.

The Company evaluates and monitors the financial condition of its reinsurers and factors such as collection periods, disputes, applicable coverage defenses and other factors to assess the need for any allowance against anticipated reinsurance recoveries. No such allowance was considered necessary at December 31, 2012 or 2011.

Segment Reporting

ASC 280 establishes standards for the way information about operating segments are reported in financial statements. The Company has identified its insurance company operation as its primary reporting segment. Revenues from this segment comprised 90% of consolidated revenues for the year ended December 31, 2012, 89% of consolidated revenues for the year ended December 31, 2011, and 87% for the year ended December 31, 2010. The Company's remaining operations constitute a variety of specialty insurance services, each with unique characteristics and individually insignificant to consolidated revenues.

The insurance company operation is conducted through the Company's wholly owned subsidiary Crusader Insurance Company, which as of December 31, 2012, was licensed as an admitted insurance carrier in the states of Arizona, California, Nevada, Oregon, and Washington. Crusader is a multi-line property and casualty insurance company, which began transacting business on January 1, 1985. For the year ended December 31, 2012, 98% of Crusader's business was commercial multi-peril (CMP) insurance policies. CMP policies provide a combination of property and liability coverage for businesses. Commercial property coverage insures against loss or damage to buildings, inventory and equipment from natural disasters, including hurricanes, windstorms, hail, water, explosions, severe winter weather, and other events such as theft and vandalism, fires and storms and financial loss due to business interruption resulting from covered property damage. However, Crusader does not write earthquake coverage. Commercial liability coverage insures against third party liability from accidents occurring on the insured's premises or arising out of its operations, such as injuries sustained from products sold or the operation of the insured's premises. In addition to CMP policies, Crusader also writes separate policies to insure commercial property and commercial liability risks on a mono-line basis.

Revenues, income before income taxes and assets by segment are as follows:

	Year ended December 31		
	2012	2011	2010
Revenues			
Insurance company operation	$29,336,197	$30,791,722	$32,334,184
Other insurance operations	12,342,113	12,571,186	13,748,509
Intersegment eliminations (1)	(8,921,740)	(8,786,207)	(8,961,942)
Total other insurance operations	3,420,373	3,784,979	4,786,567
Total revenues	$32,756,570	$34,576,701	$37,120,751
Income before income taxes			
Insurance company operation	$5,369,206	$8,074,016	$6,120,731
Other insurance operations	(2,514,170)	(2,323,848)	(2,900,150)
Total income before income taxes	$2,855,036	$5,750,168	$3,220,581
Assets			
Insurance company operation	$124,503,134	$138,622,429	$141,155,995
Intersegment eliminations (2)	(828,309)	(1,063,558)	(600,113)
Total insurance company operation	123,674,825	137,558,871	140,555,882
Other insurance operations	16,333,201	12,816,174	17,118,838
Total assets	$140,008,026	$150,375,045	$157,674,720

(1) Intersegment revenue eliminations reflect commissions paid by Crusader to Unifax Insurance Systems, Inc., a wholly owned subsidiary of Unico (Unifax).

(2) Intersegment asset eliminations reflect the elimination of Crusader receivables and Unifax payables.

Concentration of Risks

In 2012 and 2011, 100% of Crusader's gross premium written was derived from California. In 2012, approximately 39% of the $1,157,700 commission income from the Company's health insurance program was from Guardian Life Insurance Company of America (GLIC) dental and group life plan programs. In 2011, approximately 34% of the $1,407,490 commission income from the Company's health insurance program was from Guardian Life Insurance Company of America (GLIC) dental and group life plan programs.

The Company's reinsurance recoverable on paid and unpaid losses and loss adjustment expenses are as follows:

Name of Reinsurer	A.M. Best Rating	Amount Recoverable As of December 31, 2012	Amount Recoverable As of December 31, 2011
Platinum Underwriters Reinsurance, Inc.	A	$3,852,829	$4,586,458
Hannover Ruckversicherungs AG	A	1,880,015	1,965,683
Partners Reinsurance Company of the U.S.	A+	173,658	452,324
General Reinsurance Corporation	A++	462,461	448,872
TOA Reinsurance	A+	464,118	446,873
QBE Reinsurance Corporation	A	56,263	134,754
Total		$6,889,344	$8,034,964

Stock-Based Compensation

Share-based compensation expense for all share-based payment awards granted or modified on or after January 1, 2006, is based on the grant-date fair value estimated in accordance with the provisions of ASC 718, "Compensation - Stock Compensation" using the modified prospective transition method.

Recently Issued Accounting Standards

In June 2011, the FASB issued ASU 2011-05, "Presentation of Comprehensive Income" (ASC 220). The new standard requires entities to report components of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements. The ASU does not change the items that must be reported in other comprehensive income. The Company adopted the new standard effective for the interim period ending March 31, 2012. The adoption of the new standard did not have a material impact on the Company's consolidated financial statements. In December 2011, the FASB issued ASU 2011-12, "Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in ASU 2011-05". The new standard indefinitely defers the requirement in ASU 2011-05 to present reclassification adjustments from other comprehensive income to net income on the face of the financial statements. Accordingly, this requirement is indefinitely deferred and will be further deliberated by the FASB at a later date.

In May 2011, the FASB issued ASU 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirement in U.S. GAAP and IFRSs" (ASC 820). The new standard does not extend the use of fair value but, rather, provides guidance about how fair value should be applied where it already is required and permitted under IFRS or U.S. GAAP. For U.S. GAAP, most of the changes are clarifications of existing guidance or wording changes to align with IFRS 13. The new guidance was effective on a prospective basis for interim and annual periods beginning after December 15, 2011, with early adoption not permitted. In the period of adoption, a reporting entity is required to disclose a change, if any, in valuation technique and related inputs that result from applying the new standard and to quantify the total effect, if practicable. The Company adopted the new standard effective for the interim period ending March 31, 2012. The adoption of the new standard did not have a material impact on the Company's consolidated financial statements.

There have been no other accounting standards issued in 2012 that are expected to have a material impact on the Company's consolidated financial statements.

NOTE 2 – ADVANCE PREMIUM AND PREMIUM DEPOSITS

The insurance company operation records a liability for advance premium that represents the written premium on policies that have been submitted to the Company and are bound, billed, and recorded prior to their effective date of coverage. These advance premiums are not included in written premium or in the liability for unearned premium.

Some of the Company's health and life programs require payments of premium prior to the effective date of coverage; and, accordingly, invoices are sent out as early as two months prior to the coverage effective date. Insurance premiums received for coverage months effective after the balance sheet date are recorded as advance premiums. The Company received deposits to guarantee the payment of premiums for past coverage months on its daily automobile rental program. These deposits are required when information such as gross receipts or number of rental cars is required to compute the actual premium due but is not available until after the coverage month.

NOTE 3 – INVESTMENTS

A summary of net investment and related income is as follows:

	Year ended December 31		
	2012	2011	2010
Fixed maturities	$1,469,706	$2,890,473	$3,467,801
Short-term investments	59,269	8,152	25,129
Total investment income	$1,528,975	$2,898,625	$3,492,930

The amortized cost and estimated fair value of fixed maturity investments at December 31, 2012, by contractual maturity are as follows. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties.

	Amortized Cost	Estimated Fair Value
Due in one year or less	$30,894,211	$31,078,002
Due after one year through five years	2,550,000	2,550,000
Total fixed maturities	$33,444,211	$33,628,002

The amortized cost and estimated fair values of investments in fixed maturities by categories are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2012				
Available for sale:				
Fixed maturities				
Certificates of deposit	$10,090,000	-	-	$10,090,000
U.S. treasury securities	23,354,211	$183,791	-	23,538,002
Total fixed maturities	$33,444,211	$183,791	-	$33,628,002
December 31, 2011				
Available for sale:				
Fixed maturities				
Certificates of deposit	$16,470,000	-	-	$16,470,000
U.S. treasury securities	73,432,677	$1,453,947	-	74,886,624
Total fixed maturities	$89,902,677	$1,453,947	-	$91,356,624

A summary of the unrealized appreciation (depreciation) on investments carried at fair value and the applicable deferred federal income taxes are shown below:

	Year ended December 31 2012	2011
Gross unrealized appreciation of fixed maturities	$183,791	$1,453,947
Gross unrealized (depreciation) of fixed maturities	-	-
Net unrealized appreciation on investments	183,791	1,453,947
Deferred federal tax expense	(62,489)	(494,343)
Net unrealized appreciation, net of deferred income taxes	$121,302	$959,604

At December 31, 2012 and 2011, the Company had no fixed maturity investments with a gross unrealized loss.

The Company monitors its investments closely. If an unrealized loss is determined to be other-than-temporary, it is written off as a realized loss through the Consolidated Statements of Operations. The Company's methodology of assessing other-than-temporary impairments is based on security-specific analysis as of the balance sheet date and considers various factors including the length of time to maturity and the extent to which the fair value has been less than the cost, the financial condition and the near-term prospects of the issuer, and whether the debtor is current on its contractually obligated interest and principal payments. The Company does not have the intent to sell its fixed maturity investments and it is not likely that the Company would be required to sell any of its fixed maturity investments prior to recovery of its amortized costs. The Company did not sell any fixed maturity investments in the years ended December 31, 2012, 2011 or 2010.

The Company's investment in Certificates of Deposit (CDs) included $9,490,000 and $15,870,000 of brokered CDs as of December 31, 2012 and 2011, respectively. Brokered CDs provide the safety and security of a CD combined with the convenience gained by one-stop shopping for rates at various institutions. This allows the Company to spread its investments across multiple institutions so that all of its CD investments are insured by the Federal Deposit Insurance Corporation (FDIC). Brokered CDs are purchased through UnionBanc Investment Services, LLC, a registered broker-dealer, investment advisor, member of FINRA/SIPC, and a subsidiary of Union Bank, N.A. Brokered CDs are a direct obligation of the issuing depository institution, are bank products of the issuing depository institution, are held in the name of Union Bank as Custodian for the benefit of the Company, and are FDIC insured within permissible limits. All the Company's brokered CDs are within the FDIC insured permissible limits. As of December 31, 2012 and 2011, the Company's remaining CDs totaling $600,000 are from four different banks and represent statutory deposits that are assigned to and held by the California State Treasurer and the Insurance Commissioner of the State of Nevada. These deposits are required for writing certain lines of business in California and for admission in the state of Nevada. All the Company's brokered and non-brokered CDs are within the FDIC insured permissible limits.

Short-term investments have an initial maturity of one year or less and consist of the following:

	Year ended December 31	
	2012	2011
U.S. treasury bills	$78,776,954	$30,288,668
U.S. treasury money market fund	3,494,729	6,802,126
Bank money market accounts	3,982,804	1,046,813
Bank savings accounts	1,762	1,862
Total short-term investments	$86,256,249	$38,139,469

NOTE 4 – FAIR VALUE OF FINANCIAL INSTRUMENTS

In determining the fair value of its financial instruments, the Company employs a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). Financial assets and financial liabilities recorded on the consolidated balance sheets at fair value are categorized based on the reliability of inputs to the valuation techniques as follows:

Level 1 – Financial assets and financial liabilities whose values are based on unadjusted quoted prices in active markets for identical assets or liabilities as of the reporting date.

Level 2 – Financial assets and financial liabilities whose values are based on quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in non-active markets; or valuation models whose inputs are observable, directly or indirectly, for substantially the full term of the asset or liability as of the reporting date.

Level 3 – Financial assets and financial liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect the Company's estimates of the assumptions that market participants would use in valuing the financial assets and financial liabilities as of the reporting date.

The hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. Thus, a Level 3 fair value measurement may include inputs that are observable (Level 1 or Level 2) or unobservable (Level 3). The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

The following table presents information about the Company's consolidated financial instruments and their estimated fair values, which are measured on a recurring basis, allocated among the three levels within the fair value hierarchy as of December 31, 2012, and 2011:

	Level 1	Level 2	Level 3	Total
December 31, 2012				
Financial instruments:				
Fixed maturities securities:				
U.S. treasury securities	$23,538,002	$ -	$ -	$23,538,002
Certificates of deposit	-	10,090,000	-	10,090,000
Total fixed maturity securities	23,538,002	10,090,000	-	33,628,002
Cash and short-term investments	86,416,755	-	-	86,416,755
Total financial instruments at fair value	$109,954,757	$10,090,000	$ -	$120,044,757
December 31, 2011				
Financial instruments:				
Fixed maturities securities:				
U.S. treasury securities	$74,886,624	$ -	$ -	$74,886,624
Certificates of deposit	-	16,470,000	-	16,470,000
Total fixed maturity securities	74,886,624	16,470,000	-	91,356,624
Cash and short-term investments	38,606,556	-	-	38,606,556
Total financial instruments at fair value	$113,493,180	$16,470,000	$ -	$129,963,180

The carrying amount of the Company's financial instruments as reflected in the consolidated balance sheets approximate their fair values given their short-term nature. Fair value measurements are not adjusted for transaction costs. The Company recognizes transfers between levels at either the actual date of the event or a change in circumstances that caused the transfer. The Company did not have any transfers between Levels 1, 2 and 3 of the fair value hierarchy during the years ended December 31, 2012, 2011 and 2010.

NOTE 5 – PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	Year ended December 31	
	2012	2011
Furniture, fixtures, leasehold improvements, computer and office equipment	$2,647,971	$2,369,180
Accumulated depreciation and amortization	(1,791,121)	(2,138,399)
Net property and equipment	$856,850	$230,781

Depreciation is computed using straight line methods over 3 to 7 years. Amortization of leasehold improvements are computed using the shorter of the useful life of the leasehold improvements or the remaining years of the lease. Depreciation and amortization expense for the years ended December 31, 2012, 2011 and 2010, are $139,293, $59,483 and $127,371, respectively.

NOTE 6 – RECEIVABLES, NET

Receivables, net, include premiums, commissions and notes receivable and are as follows:

	Year ended December 31	
	2012	2011
Premiums and commission receivable	$2,878,055	$2,977,731
Premium finance notes receivable	3,872,475	3,439,653
Total premiums and notes receivable	6,750,530	6,417,384
Allowance for doubtful accounts	(1,005,938)	(1,113,670)
Net receivables	$5,744,592	$5,303,714

Premiums and notes receivable are substantially secured by unearned premiums and funds held as security for performance. Premium finance notes receivable represent the balance due to the Company's premium finance subsidiary from policyholders who elected to finance their premiums over a nine-month term. These notes are net of unearned finance charges and credit loss reserves.

One of the Company's agents that was appointed in 2008 to assist the Company to implement its Trucking Program, failed to pay the net premium and policy fees due Unifax, the exclusive general agent for Crusader. The agent was initially late in paying its February 2009 production that was due to Unifax on April 15, 2009. In May 2009, as a result of the agent's failure to timely pay its balance due to Unifax, the Company terminated its agency agreement and assumed ownership and control of that agent's policy expirations written with the Company. The Company subsequently commenced legal proceedings against the agent corporation, its principals (who personally guaranteed the agent's obligations), and another individual for the recovery of the balance due and any related recovery costs incurred. All related recovery costs have been expensed as incurred. During the year ended December 31, 2012, the agent paid $100,000 to Unifax. Consequently, the Company reduced the bad debt reserve established for the agent's balance by the recovered amount. As of December 31, 2012, the agent's balance due to Unifax was $1,394,022. Based on the information presently available, the Company has a bad debt reserve established of $994,022 which represents approximately 71% of the current balance due to Unifax. The Company's bad debt reserve is subject to change as more information becomes available.

Bad debt expense for the year ended December 31, 2012 was a benefit of $98,798, and an expense of $11,465 and $460,068 for the years ended December 31, 2011 and 2010, respectively.

NOTE 7 – UNPAID LOSSES AND LOSS ADJUSTMENT EXPENSES

The Company's loss and loss adjustment expense reserves are as follows:

	Year ended December 31	
	2012	2011
Direct reserves		
Case reserves	$11,925,272	$12,771,203
IBNR reserves	37,859,453	41,715,640
Total direct reserves	$49,784,725	$54,486,843
Reserves net of reinsurance		
Case reserves	$10,946,621	$11,815,692
IBNR reserves	32,253,961	34,696,487
Total net reserves	$43,200,582	$46,512,179

Reserves for losses and loss adjustment expenses before reinsurance for each of Crusader's lines of business were as follows:

	Year ended December 31			
Line of Business	2012		2011	
CMP	$48,073,951	96.6%	$52,198,037	95.8%
Other liability	1,658,429	3.3%	2,246,166	4.1%
Other	52,345	0.1%	42,640	0.1%
Total	$49,784,725	100.0%	$54,486,843	100.0%

The Company's consolidated financial statements include estimated reserves for unpaid losses and related loss adjustment expenses of the insurance company operation. The Company sets loss and loss adjustment expense reserves at each balance sheet date based upon management's best estimate of the ultimate payments that it anticipates will be made to settle all losses incurred and all related loss adjustment expenses incurred as of that date for both reported and unreported claims.

The following table provides an analysis of the roll forward of Crusader's losses and loss adjustment expenses, including a reconciliation of the ending balance sheet liability for the periods indicated:

	Year ended December 31		
	2012	2011	2010
Reserve for unpaid losses and loss adjustment expenses at beginning of year – net of reinsurance	$46,512,179	$49,743,381	$55,409,545
Incurred losses and loss adjustment expenses			
Provision for insured events of current year	19,596,313	19,229,785	23,038,294
Decrease in provision for events of prior years	(4,362,910)	(4,842,458)	(4,568,179)
Total losses and loss adjustment expenses	15,233,403	14,387,327	18,470,115
Payments			
Losses and loss adjustment expenses attributable to insured events of the current year	7,193,853	5,187,128	8,327,215
Losses and loss adjustment expenses attributable to insured events of prior years	11,351,147	12,431,401	15,809,064
Total payments	18,545,000	17,618,529	24,136,279
Reserve for unpaid losses and loss adjustment expenses at end of year – net of reinsurance	43,200,582	46,512,179	49,743,381
Reinsurance recoverable on unpaid losses and loss adjustment expenses at end of year	6,584,143	7,974,664	11,816,314
Reserve for unpaid losses and loss adjustment expenses at end of year per balance sheet, gross of reinsurance	$49,784,725	$54,486,843	$61,559,695

At each review period, actual claims costs that emerge are compared with the claims costs that were expected to emerge during that development period. Sometimes the previous claims costs estimates prove to have been too high; sometimes they prove to have been too low. In the case of the Company, the estimates proved to be too high in each of the years reflected in the table. The favorable development in 2010 through 2012 underscores the inherent uncertainty in insurance claims costs, especially for a very small insurer. Management reviews claims costs that appear to be different from the historical claims costs to determine whether those differences are a normal part of the process or an indication that a change in reserve assumptions is appropriate. Management concluded that the differences noted above are normal differences between actual and expected claims costs that emerge from time to time, particularly in an insurer the size of the Company, and does not believe a change of assumptions to be appropriate.

NOTE 8 – DEFERRED POLICY ACQUISITION COSTS

The following table provides an analysis of the roll forward of Crusader's deferred policy acquisition costs:

	Year ended December 31		
	2012	2011	2010
Deferred policy acquisition costs at beginning of year	$4,158,522	$4,300,927	$4,955,636
Policy acquisition costs deferred during year	6,371,345	6,938,363	6,627,837
Policy acquisition costs amortized during year	(6,744,273)	(7,080,768)	(7,282,546)
Deferred policy acquisition costs at end of year	$3,785,594	$4,158,522	$4,300,927

Deferred policy acquisition costs consist of commissions (net of ceding commission), premium taxes, inspection fees, and certain other underwriting costs, which are related to and vary with the production of Crusader policies. Policy acquisition costs are deferred and amortized as the related premiums are earned. Deferred acquisition costs are reviewed to determine if they are recoverable from future income on insurance policies generated from these costs, including investment income.

NOTE 9 – LEASE COMMITMENT TO RELATED PARTY

The lease commitment provides for the following minimum annual rental commitments:

Year ending	
December 31, 2013 (Through September 30, 2013)	$364,500

The Company presently occupies approximately 23,000 square feet of an office building located at 23251 Mulholland Drive, Woodland Hills, California, under a master lease expiring March 31, 2013. Erwin Cheldin, the Company's former president and a current director and principal stockholder, is the owner of the building. The lease provides for an annual gross rent of $486,000 and is effective from April 1, 2012, through March 31, 2013. In addition, the lease provides for three 6-month extension options at the same terms and conditions for each extension period. The Company also leases storage space from Erwin Cheldin. Depending on usage, storage space rental is estimated to be approximately $15,000 annually. On March 7, 2013, the Company exercised its right to extend the lease for an additional six months through September 30, 2013. The Company believes that at the inception of the lease agreement and at each subsequent extension, the terms of the lease were at least as favorable to the Company as could have been obtained from non-affiliated third parties. The Company utilizes for its own operations 100% of the space it leases. The total rent expense under this lease agreement and the previous master lease agreement which expired March 31, 2012 was $712,248 for the year ended December 31, 2012. The total rent expense under the master lease agreement which expired March 31, 2012 was $1,066,990 for the years ended December 31, 2011, and 2010.

NOTE 10 – ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consist of the following:

	Year ended December 31	
	2012	2011
Premium payable	$605,353	$586,717
Unearned contingent commission on reinsurance treaty	366,080	801,601
Unearned policy fee income	852,023	886,361
Retirement plans	300,000	264,000
Accrued salaries and employee benefits	449,168	428,489
Commission payable	174,613	101,244
Other	293,075	241,193
Total accrued expenses and other liabilities	$3,040,312	$3,309,605

NOTE 11 – COMMITMENTS AND CONTINGENCIES

The Company, by virtue of the nature of the business conducted by it, becomes involved in numerous legal proceedings as either plaintiff or defendant. The Company is also required to resort to legal proceedings from time to time in order to enforce collection of premiums, commissions, or fees for the services rendered to customers or to their agents. These routine items of litigation do not materially affect the Company and are handled on a routine basis by the Company through its general counsel.

The Company establishes reserves for lawsuits, regulatory actions, and other contingencies for which the Company is able to estimate its potential exposure and believes a loss is probable. For loss contingencies believed to be reasonably possible, the Company discloses the nature of the loss contingency and an estimate of the possible loss, range of loss, or a statement that such an estimate cannot be made.

Likewise, the Company is sometimes named as a cross-defendant in litigation, which is principally directed against an insured who was issued a policy of insurance directly or indirectly through the Company. Incidental actions are sometimes brought by customers or others, which relate to disputes concerning the issuance or non-issuance of individual policies. These items are also handled on a routine basis by the Company's general counsel, and they do not materially affect the operations of the Company. Management is confident that the ultimate outcome of pending litigation should not have an adverse effect on the Company's consolidated results of operations or financial position. The Company vigorously defends itself unless a reasonable settlement appears appropriate.

NOTE 12 – REINSURANCE

A reinsurance transaction occurs when an insurance company transfers (cedes) a portion of its exposure on policies written to a reinsurer that assumes that risk for a premium (ceded premium). Reinsurance does not legally discharge the Company from primary liability under its policies. If the reinsurer fails to meet its obligations, the Company must nonetheless pay its policy obligations.

Crusader's primary excess of loss reinsurance agreements since January 1, 2003, are as follows:

Loss Year(s)	Reinsurer(s)	A.M. Best Rating	Retention	Annual Aggregate Deductible
2011 – 2012	Platinum Underwriters Reinsurance, Inc.	A		
	& Hannover Ruckversicherungs AG	A		
	& TOA Reinsurance	A+	$500,000	$ -
2005 – 2010	Platinum Underwriters Reinsurance, Inc.	A		
	& Hannover Ruckversicherungs AG	A	$300,000	$500,000
2004	Platinum Underwriters Reinsurance, Inc.	A		
	& Hannover Ruckversicherungs AG	A	$250,000	$500,000
2003	Platinum Underwriters Reinsurance, Inc.	A		
	& Hannover Ruckversicherungs AG	A		
	& QBE Reinsurance Corporation	A	$250,000	$500,000

In calendar years 2012 and 2011 Crusader retained a participation in its excess of loss reinsurance treaties of 10% in its 1st layer ($500,000 in excess of $500,000), 5% in its 2nd layer ($1,000,000 in excess of $1,000,000), and 0% in its property and casualty clash treaty.

In calendar years 2010, 2009 and 2008 Crusader retained a participation in its excess of loss reinsurance treaties of 20% in its 1st layer ($700,000 in excess of $300,000), 15% in its 2nd layer ($1,000,000 in excess of $1,000,000), and 0% in its property and casualty clash treaty. In 2007 Crusader retained a participation in its excess of loss reinsurance treaties of 15% in its 1st layer ($700,000 in excess of $300,000), 15% in its 2nd layer ($1,000,000 in excess of $1,000,000), and 15% in its property clash treaty. In 2006 and 2005 Crusader retained a participation in its excess of loss reinsurance treaties of 10% in its 1st layer ($700,000 in excess of $300,000), 10% in its 2nd layer ($1,000,000 in excess of $1,000,000), and 30% in its property clash treaty. In 2004 Crusader retained a participation in its excess of loss reinsurance treaties of 10% in its 1st layer ($750,000 in excess of $250,000), 10% in its 2nd layer ($1,000,000 in excess of $1,000,000), and 30% in its property clash treaty. In 2003 Crusader retained a participation in its excess of loss reinsurance treaties of 5% in its 1st layer ($750,000 in excess of $250,000), 10% in its 2nd layer ($1,000,000 in excess of $1,000,000), and 30% in its property clash treaty.

The 2007 through 2012 excess of loss reinsurance treaties do not provide for a contingent commission. Crusader's 2006 1st layer primary excess of loss reinsurance treaty provides for a contingent commission equal to 20% of the net profit, if any, accruing to the reinsurer. The first accounting period for the contingent commission covers the period from January 1, 2006, through December 31, 2006. The 2005 excess of loss reinsurance treaties do not provide for a contingent commission. Crusader's 2004 and 2003 1st layer primary excess of loss reinsurance treaties provide for a contingent commission to the Company equal to 45% of the net profit, if any, accruing to the reinsurer. The first accounting period for the contingent commission covers the period from January 1, 2003, through December 31, 2004. For each accounting period as described above, the Company will calculate and report to the reinsurers its net profit (excluding incurred but not reported losses), if any, within 90 days after 36 months following the end of the first accounting period, and within 90 days after the end of each 12-month period thereafter until all losses subject to the agreement have been finally settled. Any contingent commission received is subject to return based on future development of ceded losses and loss adjustment expenses. As of December 31, 2012, the Company has received a total net contingent commission of $3,651,935 for the years subject to contingent commission. Of this amount, the Company has recognized $3,285,855 of contingent commission income, of which $443,697 was recognized in the year ended December 31, 2012. The remaining balance of the net payments received of $366,080 is currently unearned and included in "Accrued Expenses and Other Liabilities" in the consolidated balance sheets. The unearned contingent commission may be subsequently earned or returned to the reinsurer depending on the future development of the ceded IBNR for the years subject to contingent commission.

Crusader also has catastrophe reinsurance from various highly rated California authorized and unauthorized reinsurance companies. These reinsurance agreements help protect Crusader against liabilities in excess of certain retentions, including major or catastrophic losses that may occur from any one or more of the property and/or casualty risks which Crusader insures. The Company has no reinsurance recoverable balances in dispute.

On most of the premium that Crusader cedes to the reinsurer, the reinsurer pays a commission to Crusader that includes a reimbursement of the cost of acquiring the portion of the premium that is ceded. Crusader does not currently assume any reinsurance. The Company intends to continue obtaining reinsurance although the availability and cost may vary from time to time. The unpaid losses ceded to the reinsurer are recorded as an asset on the balance sheet.

The effect of reinsurance on premiums written, premiums earned, and incurred losses are as follows:

	Year ended December 31		
	2012	2011	2010
Premiums written:			
Direct business	$32,572,047	$32,054,590	$32,697,971
Reinsurance assumed	-	-	-
Reinsurance ceded	(5,180,758)	(5,334,743)	(7,427,651)
Net premiums written	$27,391,289	$26,719,847	$25,270,320
Premiums earned:			
Direct business	$32,454,089	$32,072,262	$35,579,438
Reinsurance assumed	-	-	-
Reinsurance ceded	(5,135,929)	(5,348,319)	(7,427,236)
Net premiums earned	$27,318,160	$26,723,943	$28,152,202
Incurred losses and loss adjustment expenses:			
Direct	$16,795,237	$11,970,100	$16,706,756
Assumed	-	-	-
Ceded	(1,561,834)	2,417,227	1,763,359
Net incurred losses and loss adjustment expenses	$15,233,403	$14,387,327	$18,470,115

Earned reinsurance ceded premium as a percentage of direct earned premium was 16% in 2012, 17% in 2011 and 21% in 2010.

NOTE 13– RETIREMENT PLANS

Profit Sharing Plan

The Unico American Corporation Profit Sharing Plan covers Company employees who are at least 21 years of age and have been employed by the Company for at least 2 years. Pursuant to the terms of this plan, the Company annually contributes to the account of each participant an amount equal to a percentage of the participant's eligible compensation as determined by the Board of Directors. Participants must be employed by the Company on the last day of the plan year to be eligible for contribution. Participants are entitled to receive distribution of benefits under this plan upon retirement, termination of employment, death, or disability.

Money Purchase Plan

The Unico American Corporation Money Purchase Plan covers the present executive officers of the Company and an employee of a subsidiary of the Company. Pursuant to the terms of this plan, the Company annually contributes to the account of each participant an amount equal to a percentage of the participant's eligible compensation as determined by the Board of Directors. However, amounts contributed to the Unico American Corporation Profit Sharing Plan will be considered first in determining the actual amount available under the Internal Revenue Service maximum contribution limits. Participants must be employed by the Company on the last day of the plan year to be eligible for contribution. Participants are entitled to receive distribution of benefits under this plan upon retirement, termination of employment, death, or disability.

The Company's Profit Sharing Plan and Money Purchase Plan expenses were as follows:

Year ended December 31, 2012	$408,233
Year ended December 31, 2011	$233,710
Year ended December 31, 2010	$277,921

NOTE 14 – STATUTORY CAPITAL AND SURPLUS

Crusader is required to file an annual statement with insurance regulatory authorities prepared on an accounting basis prescribed or permitted by such authorities (statutory). Statutory accounting practices differ in certain respects from GAAP. The more significant of the differences for statutory accounting are (a) policy acquisition and commission costs are expensed when incurred rather than over the periods covered by the policies; (b) fixed maturity securities are reported at amortized cost, or the lower of amortized cost or fair value, depending on the quality of the security as specified by the NAIC; (c) non-admitted assets are charged directly against surplus; (d) loss reserves and unearned premium reserves are stated net of reinsurance; and (e) federal income taxes are recorded when payable and deferred taxes, subject to limitations, are recognized but only to the extent that they do not exceed a specified percentage of statutory surplus; changes in deferred taxes are recorded directly to surplus as regards policyholders. Additionally, the cash flow presentation is not consistent with U.S. generally accepted accounting principles and reconciliation from net income to cash provided by operations is not presented. Comprehensive income is not presented under statutory accounting.

Crusader Insurance Company statutory capital and surplus are as follows:

As of December 31, 2012	$59,062,170
As of December 31, 2011	$67,277,035

Crusader Insurance Company statutory net income is as follows:

Year ended December 31, 2012	$3,620,755
Year ended December 31, 2011	$5,661,398
Year ended December 31, 2010	$4,513,078

The California Department of Insurance (the insurance department) conducts periodic financial examinations of Crusader. During 2012, the insurance department began conducting a financial examination of Crusader's December 31, 2009 through December 31, 2011, statutory financial statements. As of the date of this report, the examination has not been completed.

The Company believes that Crusader's statutory capital and surplus are sufficient to support the insurance premiums written based on guidelines established by the National Association of Insurance Commissioners (NAIC).

Crusader is restricted in the amount of dividends it may pay to its parent in any 12-month period without prior approval of the insurance department. Presently, without prior regulatory approval, Crusader may pay a dividend in any 12-month period to Unico equal to the greater of (a) 10% of its statutory policyholders' surplus or (b) its statutory net income for the preceding calendar year. Based on Crusader's statutory surplus for the year ended December 31, 2012, the maximum dividend that could be made by Crusader to Unico without prior regulatory approval in 2013 is $5,902,617. In the years ended December 31, 2012, 2011 and 2010, Crusader paid to Unico cash dividends in the amount of $11,750,000, $1,250,000, and $4,250,000, respectively.

In December 1993, the NAIC adopted a Risk-Based Capital (RBC) Model Law for property and casualty companies. The RBC Model Law is intended to provide standards for calculating a variable regulatory capital requirement related to a company's current operations and its risk exposures (asset risk, underwriting risk, credit risk, and off-balance sheet risk). These standards are intended to serve as a diagnostic solvency tool for regulators that establishes uniform capital levels and specific authority levels for regulatory intervention when an insurer falls below minimum capital levels. The RBC Model Law specifies four distinct action levels at which a regulator can intervene with increasing degrees of authority over a domestic insurer if its RBC is equal to or less than 200% of its computed authorized control level RBC. A company's RBC is required to be disclosed in its statutory annual statement. The RBC is not intended to be used as a rating or ranking tool nor is it to be used in premium rate making or approval. Crusader's adjusted capital at December 31, 2012, was 953% of authorized control level risk-based capital.

Insurance Regulatory Information System (IRIS) was developed by a committee of state insurance regulators primarily to assist state insurance departments in executing their statutory mandate to oversee the financial condition of insurance companies. IRIS helps those companies that merit highest priority in the allocation of the regulators' resources on the basis of 13 financial ratios that are calculated annually. The analytical phase is a review of annual statements and the financial ratios. The ratios and trends are valuable in pointing to companies likely to experience financial difficulties but the ratios are not themselves indicative of adverse financial condition.

The ratio and benchmark comparisons are mechanically produced and are not intended to replace the state insurance department's own in-depth financial analysis or on-site examinations.

An unusual range of ratio results has been established from studies of the ratios of companies that have become insolvent or have experienced financial difficulties. In the analytical phase, companies that receive 4 or more financial ratio values outside the usual range are analyzed in order to identify those companies that appear to require immediate regulatory action. Subsequently, a more comprehensive review of the ratio results and an insurer's annual statement is performed to confirm that an insurer's situation calls for increased or close regulatory attention.

In 2012, Crusader was outside the usual value on three of the thirteen IRIS ratio tests. IRIS Ratio test number 6 considers Crusader's 2012 investment yield. An unusual value for that ratio is an investment yield equal to or greater than 6.5% or equal to or less than 3%. Crusader's 2012 investment yield was 1.3%. IRIS ratio tests number 7 considers the change in policyholders' surplus and IRIS ratio test number 8 considers the change in adjusted policyholders' surplus. Unusual values for these ratio tests are an increase in the captioned amount equal to or greater than 50% or a decrease in the captioned amount equal to or greater than 10%. Crusader's policyholders' surplus and adjusted policyholders' surplus amounts are identical, as there were no adjustments to Crusader's policyholders' surplus. Crusader's policyholders' surplus decreased 12% in the year ended December 31, 2012, compared to the prior year, primarily as a result of the payment of dividends of $11,750,000 by Crusader to its sole shareholder, Unico, during the year ended December 31, 2012.

NOTE 15 – STOCK PLANS

The Company's 1999 Omnibus Stock Plan that covered 500,000 shares of the Company's common stock (subject to adjustment in the case of stock splits, reverse stock splits, stock dividends, etc.) was approved by shareholders on June 4, 1999. This plan terminated in accordance with its terms in March 2009. During the year ended December 31, 2012, options to purchase 25,396 shares of common stock were exercised under the 1999 Plan. As of December 31, 2012, there were no existing options to purchase shares of common stock outstanding or exercisable under the 1999 Plan, as all existing options were exercised during the year ended December 31, 2012.

The Unico American Corporation 2011 Incentive Stock Plan covers 200,000 shares of the Company's common stock (subject to adjustment in the case of stock splits, reverse stock splits, stock dividends, etc.) and was approved by shareholders on May 26, 2011. Options to purchase 8,760 and 91,240 shares of common stock were granted under the 2011 Plan to one non-executive employee during the years ended December 31, 2012 and 2011, respectively. As of December 31, 2012, 18,248 of these shares are currently vested and exercisable.

No options were granted during the year ended December 31, 2010. The Company granted no options to non-employees during the years ended December 31, 2012 and 2011.

The exercise price, term and other conditions applicable to each stock option granted under the 2011 Plan are determined by the Company's compensation committee of the Board of Directors. The exercise price of the stock options is set on the grant date and may not be less than the fair market value per share of the Company's stock on that date (at market close). Options granted under the 2011 Plan in 2011 become exercisable over a ten year period and expire ten years after the date of the grant. Options granted under the 2011 Plan in 2012 become exercisable on March 1, 2021 and expire ten years after the date of the grant. The options granted under the 2011 Plan in 2011 vest 10% as of the grant date and 10% annually thereafter on the anniversary date. The options granted under the 2011 Plan in 2012 vest 100% on March 1, 2021.

The Company recognized stock-based compensation expense in the amount of $23,104, $30,676 and $0 for all awards issued under the Company's 2011 Stock Option plan in the salaries and employee benefits line item in the consolidated statements of operations in the year ended December 31, 2012, 2011 and 2010, respectively. As of December 31, 2012, there was $205,330 of total unrecognized compensation cost, adjusted for estimated forfeitures, related to unvested stock-based payments which are expected to be recognized over a weighted average remaining period of 7.72 years.

The fair value of each option award is estimated on the date of the grant using the Black-Scholes Option-Pricing Model using a number of complex and subjective variables. These variables include expected stock price volatility over the term of the awards, actual and projected employee stock option exercise behaviors, a risk-free interest rate and expected dividends.

Expected dividend yield is based on the historical dividend behavior as well as the expected dividend behavior of the Company. Expected volatility is based on the historical volatility of the Company's stock. The risk-free rate for periods within the contractual life of the option is based on the U.S. treasury yield curve for a ten-year treasury in effect at the time of grant. The expected term represents an estimate of time the options are expected to remain outstanding. In accordance with ASC Topic 718, "Compensation – Stock Compensation", the Company estimates forfeitures at the time of the grant and revises those estimates in subsequent periods if the actual forfeitures differ from those estimates.

The average assumptions used to value each option award granted during the years ended December 31, 2012 and 2011 are as follows:

	Years ended December 31	
	2012	2011
Weighted-average grant date fair value	$3.21	$2.53
Expected dividend yield	1.91%	3.12%
Expected volatility	28.01%	28.74%
Risk-free interest rate	1.94%	2.02%
Expected term (years)	10.00	10.00
Expected forfeiture	0.00%	0.00%

The following table summarizes stock option activity for year ended December 31, 2012:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Terms	Aggregate Intrinsic Value
Outstanding at December 31, 2011	116,636	$9.25	7.78	$326,492
Granted	8,760	$11.31	-	-
Forfeited or expired	-	-	-	-
Exercised	25,396	$3.11	-	-
Outstanding at December 31, 2012	100,000	$10.99	8.72	$165,934
Exercisable at December 31, 2012	18,248	$10.96	8.67	$30,839

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between the Company's closing stock price and the exercise price, multiplied by the number of in the money options) that would have been received by the option holders had all options been exercised on December 31, 2012. The aggregate intrinsic value of options exercised during the years ended December 31, 2012, 2011 and 2010 was $225,854, $87,441 and $165,096, respectively. During the years ended December 31, 2012, 2011 and 2010, the amount of cash received from the exercise of stock options was $46,360, $23,641 and $77,599, respectively.

NOTE 16 - TAXES ON INCOME

The provision for taxes on income consists of the following:

	Year ended December 31		
	2012	2011	2010
Federal:			
Current	$959,935	$1,670,957	$1,043,492
Deferred	60,600	276,145	182,012
Total	$1,020,535	$1,947,102	$1,225,504
State:			
Current	$8,949	$8,982	$8,931
Deferred	(128,176)	54,208	(343,006)
Total	$(119,227)	$63,190	$(334,075)
Total:			
Current	$968,884	$1,679,939	$1,052,423
Deferred	(67,576)	330,353	(160,994)
Total	$901,308	$2,010,292	$891,429

The income tax provision reflected in the consolidated statements of operations is different than the expected federal income tax on income as shown in the following table:

	Year ended December 31		
	2012	2011	2010
Computed income tax expense	$970,711	$1,955,058	$1,094,997
Tax effect of:			
State tax, net of federal tax benefit	(78,259)	41,233	(220,490)
Other	8,856	14,001	16,922
Income tax expense	$901,308	$2,010,292	$891,429

The components of the net federal income tax asset included in the financial statements as required by the assets and liability method are as follows:

	Year ended December 31	
	2012	2011
Deferred tax assets		
Discount on loss reserves	$1,241,447	$1,331,432
Unearned premiums	1,104,384	1,099,386
Unearned commission income	388,624	385,637
Unearned policy fee income	365,007	379,717
State income taxes	275,235	281,789
Bad debt reserve	430,944	477,096
Other	108,761	114,191
Total deferred tax assets	$3,914,402	$4,069,248
Deferred tax liabilities		
Policy acquisition costs	$1,588,442	$1,748,455
Unrealized gains on investments	62,489	494,343
State tax on undistributed insurance company earnings	337,112	409,005
Depreciation and amortization	32,430	22,945
Total deferred tax liabilities	$2,020,473	$2,674,748
Net deferred tax assets	$1,893,929	$1,394,500

Although realization is not reasonably assured, management believes it is more likely than not that all of the deferred tax assets will be realized. The amount of the deferred tax assets considered realizable could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced.

The Company and its wholly owned subsidiaries file consolidated federal and state income tax returns. Pursuant to the tax allocation agreement, Crusader Insurance Company and American Acceptance Corporation are allocated taxes or tax credits in the case of losses, at current corporate rates based on their own taxable income or loss. The Company files income tax returns under U.S. federal and various state jurisdictions. The Company is subject to examination by U.S. federal income tax authorities for tax returns filed starting at taxable year 2009 and California state income tax authorities for tax returns filed starting at taxable year 2008. There are no ongoing examinations of income tax returns by federal or state tax authorities.

As a California insurance company, Crusader is obligated to pay a premium tax on gross premiums written in all states that Crusader is admitted. Premium taxes are deferred and amortized as the related premiums are earned. The premium tax is in lieu of state franchise taxes and is not included in the provision for state taxes.

As of December 31, 2012, the Company had no unrecognized tax benefits and no additional liabilities or reduction in deferred tax asset. In addition, the Company had not accrued interest and penalties related to unrecognized tax benefits. However, if interest and penalties would need to be accrued related to unrecognized tax benefits, such amounts would be recognized as a component of federal income tax expense.

NOTE 17 – REPURCHASE OF COMMON STOCK - EFFECT ON STOCKHOLDERS' EQUITY

On December 19, 2008, the Board of Directors authorized a stock repurchase program to acquire from time to time up to an aggregate of 500,000 shares of the Company's common stock. This program has no expiration date and may be terminated by the Board of Directors at any time. During the years ended December 31, 2012 and 2011, the Company repurchased 23,563 and 1,124 shares of the Company's common stock, in unsolicited transactions at a cost of $243,469 and $10,959, of which $11,579 and $553 were allocated to capital and $231,890 and $10,406 were allocated to retained earnings, respectively. As of December 31, 2012, the Company had remaining authority under the 2008 program to repurchase up to an aggregate of 222,669 shares of its common stock. The 2008 program is the only program under which there is authority to repurchase shares of the Company's common stock. The Company has or will retire all stock repurchased.

NOTE 18 - EARNINGS PER SHARE

A reconciliation of the numerator and denominator used in the basic and diluted earnings per share calculation is presented below:

	Year ended December 31		
	2012	2011	2010
Basic Earnings Per Share			
Net income numerator	$1,953,728	$3,739,876	$2,329,152
Weighted average shares outstanding denominator	5,339,341	5,335,524	5,312,684
Per share amount	$0.37	$0.70	$0.44
Diluted Earnings Per Share			
Net income numerator	$1,953,728	$3,739,876	$2,329,152
Weighted average shares outstanding	5,339,341	5,335,524	5,312,684
Effect of diluted securities	13,637	23,066	38,894
Diluted shares outstanding denominator	5,352,978	5,358,590	5,351,578
Per share amount	$0.36	$0.70	$0.44

NOTE 19 – SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized unaudited quarterly financial data for each of the calendar years 2012 and 2011 is as follows:

		Comparable Period by Quarter Ended			
		March 31	June 30	September 30	December 31
Calendar Year 2012					
Total revenues		$8,335,186	$8,266,835	$8,228,464	$7,926,085
Income before taxes		$772,978	$198,872	$1,134,429	$748,757
Net income		$500,370	$156,775	$745,595	$550,988
Earnings per share:	Basic	$0.09	$0.03	$0.14	$0.10
	Diluted	$0.09	$0.03	$0.14	$0.10
Calendar Year 2011					
Total revenues		$8,607,845	$8,578,999	$9,077,819	$8,312,038
Income before taxes		$1,726,174	$1,087,686	$1,946,354	$989,954
Net income		$1,114,347	$706,687	$1,274,652	$644,190
Earnings per share:	Basic	$0.21	$0.13	$0.24	$0.12
	Diluted	$0.21	$0.13	$0.24	$0.12

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures designed to ensure that information required to be disclosed in the Company's reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives; and, therefore, management was required to apply its judgment in evaluating the cost benefit relationship of possible controls and procedures.

As required by Securities and Exchange Commission rules, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and the Company's Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of the end of the period covered by this report. Based on the foregoing, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective at the reasonable assurance level.

Changes in Internal Control over Financial Reporting

There has been no change in the Company's internal control over financial reporting during the Company's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. The Company's process for evaluating controls and procedures is continuous and encompasses constant improvement of the design and effectiveness of established controls and procedures and the remediation of any deficiencies that may be identified during this process.

Management's Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control system was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2012. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control - Integrated Framework." Based upon its assessment, the Company's management believes that as of December 31, 2012, the Company's internal control over financial reporting is effective based on these criteria.

Item 9B. Other Information.

None

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Information in response to Item 10 is incorporated by reference from the Company's definitive proxy statement to be used in connection with the Company's Annual Meeting of Shareholders pursuant to Instruction G(3) of Form 10-K.

Item 11. Executive Compensation.

Information in response to Item 11 is incorporated by reference from the Company's definitive proxy statement to be used in connection with the Company's Annual Meeting of Shareholders pursuant to Instruction G(3) of Form 10-K.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Information in response to Item 12 is incorporated by reference from the Company's definitive proxy statement to be used in connection with the Company's Annual Meeting of Shareholders pursuant to Instruction G(3) of Form 10-K.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Information in response to Item 13 is incorporated by reference from the Company's definitive proxy statement to be used in connection with the Company's Annual Meeting of Shareholders pursuant to Instruction G(3) of Form 10-K.

Item 14. Principal Accountant Fees and Services.

Information in response to Item 14 is incorporated by reference from the Company's definitive proxy statement to be used in connection with the Company's Annual Meeting of Shareholders pursuant to Instruction G(3) of Form 10-K.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a) Financial Statements, Schedules and Exhibits:

1. Financial statements:

   The consolidated financial statements for the fiscal year ended December 31, 2012, are contained herein as listed in the Index to Consolidated Financial Statements on Page 45.

2. Financial schedules:

Index to Consolidated Financial Statements

Independent Registered Public Accounting Firm's Report on Financial Statement Schedules
Schedule II - Condensed Financial Information of Registrant
Schedule III - Supplemental Insurance Information

Schedules other than those listed above are omitted, since they are not applicable, not required, or the information required being set forth is included in the consolidated financial statements or notes.

3. Exhibits

3.1	Articles of Incorporation of Registrant, as amended. (Incorporated herein by reference to Exhibit 3.1 to the Registrant's Annual Report on Form 10-K for the fiscal year ended March 31, 1984)
3.2	By-laws of Registrant, as amended. (Incorporated herein by reference to Exhibit 3.2 to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2008)
3.3	Amended Section 1 of Article V of the Company's Bylaws effective April 1, 2009 (Incorporated herein by reference to Exhibit 3.1 to Registrants Current Report on Form 8-K filed on March 26, 2009)
10.1	Unico American Corporation Profit Sharing Plan & Trust. (Incorporated herein by reference to Exhibit 10.1 to the Registrant's Annual Report on Form 10-K for the fiscal year ended March 31, 1985)*
10.2	The Lease dated July 31, 1986, between Unico American Corporation and Cheldin Management Company. (Incorporated herein by reference to Exhibit 10.5 to Registrant's Annual Report on Form 10-K for the fiscal year ended March 31, 1987)
10.3	The Lease Amendment #1 dated February 22, 1995, between Unico American Corporation and Cheldin Management Company amending the lease dated July 31, 1986. (Incorporated herein by reference to Exhibit 10.5 to Registrant's Annual Report on Form 10-K for the fiscal year ended March 31, 1995)
10.4	The Lease Amendment #2 dated March 23, 2007, between Unico American Corporation and Cheldin Management Company amending the lease dated July 31, 1986 (Incorporated herein by reference to Exhibit 10.4 to Registrant's Annual Report on Form 10-K filed on March 31, 2008)
10.5	Real Estate Lease dated April 1, 2012 between Unico American Corporation and Cheldin Management Company (Incorporated herein by reference to Exhibit 10.1 of Registrant's Quarterly Report on Form 10-Q for the Quarter ended March 31, 2012).
10.6	1999 Omnibus Stock Plan of Unico American Corporation (Incorporated herein by reference to Exhibit A to Registrant's Proxy Statement for its Annual Meeting of Shareholders held June 4, 2000)*
10.7	Employment Agreement effective December 15, 2007, by and between the Registrant and Cary L. Cheldin. (Incorporated herein by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed on March 21, 2008)*
10.8	Amendment to Employment Agreement effective April 1, 2009 by and between Registrant and Cary L. Cheldin (Incorporated herein by reference to Exhibit 10.1 to Amendment to Registrant's Quarterly Report on Form 10-Q/A for the Quarter ended June 30, 2009 filed on November 30, 2009)*
10.9	Amendment to Employment Agreement effective January 1, 2010 by and between Registrant and Cary L. Cheldin (Incorporated herein by reference to Exhibit 10.1 of Registrant's Quarterly Report on Form 10Q for the Quarter ended March 31, 2010.)*
10.10	Amendment to Employment Agreement dated September 21, 2012 by and between Registrant and Cary L. Cheldin (Incorporated herein by reference to Exhibit 10.1 of Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2012.)*
10.11	Employment Agreement effective December 15, 2007, by and between the Registrant and Lester A. Aaron. (Incorporated herein by reference to Exhibit 10.2 to Registrant's Current Report on Form 8-K filed on March 21, 2008)*
10.12	Amendment to Employment Agreement effective April 1, 2009 by and between Registrant and Lester A. Aaron (Incorporated herein by reference to Exhibit 10.2 to Amendment to Registrant's Quarterly Report on Form 10-Q/A for the Quarter ended June 30, 2009 filed on November 30, 2009)*
10.13	Amendment to Employment Agreement effective January 1, 2010 by and between Registrant and Lester A. Aaron (Incorporated herein by reference to Exhibit 10.2 of Registrant's Quarterly Report on Form 10-Q for the Quarter ended March 31, 2010.)*
10.14	Employment Agreement effective April 1, 2009 by and between Registrant and Terry L. Kinigstein (Incorporated herein by reference to Exhibit 10.3 to Amendment to Registrant's Quarterly Report on Form 10-Q/A for the Quarter ended June 30, 2009 filed on November 30, 2009)*
10.15	Amendment to Employment Agreement effective January 1, 2010 by and between Registrant and Terry L. Kinigstein (Incorporated herein by reference to Exhibit 10.3 of Registrant's Quarterly Report on Form 10-Q for the Quarter ended March 31, 2010.)*
10.16	Unico American Corporation Money Purchase Plan & Trust. (Incorporated herein by reference to Exhibit 10.11 to the Registrant's Amendment No. 1 on Form 10-K/A to its Annual Report on Form 10-K for the fiscal year ended December, 31, 2009, filed on March 9, 2011)*
10.17	The 2011 Incentive Stock Option Plan of Unico American Corporation (incorporated by reference to Annex A to Registrant's Proxy Statement for the Annual Meeting of Shareholders held on May 26, 2011)*
21	Subsidiaries of Registrant. (Incorporated herein by reference to Exhibit 22 to Registrant's Annual Report on Form 10-K for the fiscal year ended March 31, 1984)

23	Consent of Independent Registered Public Accounting Firm - KPMG LLP.
31.1	Certificate of Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certificate of Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Indicates management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2013

UNICO AMERICAN CORPORATION

By: /s/ Cary L. Cheldin
Cary L. Cheldin
Chairman of the Board

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Cary L. Cheldin Cary L. Cheldin	Chairman of the Board, President and Chief Executive Officer, (Principal Executive Officer)	March 28, 2013
/s/ Lester A. Aaron Lester A. Aaron	Treasurer, Chief Financial Officer and Director (Principal Accounting and Principal Financial Officer)	March 28, 2013
__________ Terry L. Kinigstein	Vice President, Secretary and Director	
/s/ Erwin Cheldin Erwin Cheldin	Director	March 28, 2013
/s/ George C. Gilpatrick George C. Gilpatrick	Director	March 28, 2013
/s/ Warren D. Orloff Warren D. Orloff	Director	March 28, 2013
/s/ Samuel J. Sorich Samuel J. Sorich	Director	March 28, 2013
/s/ Donald B. Urfrig Donald B. Urfrig	Director	March 28, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Unico American Corporation:

Under date of March 28, 2013, we reported on the consolidated balance sheets of Unico American Corporation and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2012, as contained in the Annual Report on Form 10K for the year 2012. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related financial statement schedules as listed under Item 15(a)2. These financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statement schedules based on our audits.

In our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

KPMG LLP

Los Angeles, California
March 28, 2013

SCHEDULE II

UNICO AMERICAN CORPORATION
AND SUBSIDIARIES

CONDENSED FINANCIAL INFORMATION OF REGISTRANT

BALANCE SHEETS – PARENT COMPANY ONLY

	December 31 2012	December 31 2011
ASSETS		
Investments		
Short-term investments	$1,762	$1,862
Total investments	1,762	1,862
Cash	51,578	15,972
Receivables due from subsidiaries	2,808,769	-
Investments in subsidiaries	66,559,109	77,207,519
Property and equipment, net	856,850	230,781
Other assets	203,616	145,409
Total Assets	$70,481,684	$77,601,543
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accrued expenses and other liabilities	$85,119	$84,282
Payables to subsidiaries (net of receivables)	-	1,668,946
Total Liabilities	$85,119	$1,753,228
STOCKHOLDERS' EQUITY		
Common stock	$3,685,620	$3,611,461
Accumulated other comprehensive income	121,302	959,604
Retained earnings	66,589,643	71,277,250
Total Stockholders' Equity	$70,396,565	$75,848,315
Total Liabilities and Stockholders' Equity	$70,481,684	$77,601,543

See accompanying notes to condensed financial information. See accompanying report of independent registered accounting firm.

UNICO AMERICAN CORPORATION
AND SUBSIDIARIES

CONDENSED FINANCIAL INFORMATION OF REGISTRANT

STATEMENTS OF OPERATIONS – PARENT COMPANY ONLY
FOR THE YEARS ENDED DECEMBER 31

	2012	2011	2010
REVENUES			
Net investment income	$51,086	$28,733	$718
Other income	7,300	312	13,827
Total Revenue	58,386	29,045	14,545
EXPENSES			
General and administrative expenses	44,550	20,830	6,230
Income before equity in net income of subsidiaries	13,836	8,215	8,315
Equity in net income of subsidiaries	1,939,892	3,731,661	2,320,837
Net Income	$1,953,728	$3,739,876	$2,329,152

See accompanying notes to condensed financial information. See accompanying report of independent registered accounting firm.

SCHEDULE II (continued)

UNICO AMERICAN CORPORATION
AND SUBSIDIARIES

CONDENSED FINANCIAL INFORMATION OF REGISTRANT

STATEMENTS OF COMPREHENSIVE INCOME – PARENT COMPANY ONLY
FOR THE YEARS ENDED DECEMBER 31

	2012	2011	2010
Net income	$1,953,728	$3,739,876	$2,329,152
Other changes in comprehensive income:			
Changes in unrealized gains and losses on securities classified as available-for-sale arising during the period	(1,270,154)	(1,956,756)	(744,086)
Income tax benefit related to changes in unrealized gains and losses on securities classified as available-for-sale arising during the period	431,852	665,297	252,989
Comprehensive Income	$1,115,426	$2,448,417	$1,838,055

See accompanying notes to condensed financial information. See accompanying report of independent registered accounting firm.

SCHEDULE II (continued)

UNICO AMERICAN CORPORATION
AND SUBSIDIARIES

CONDENSED FINANCIAL INFORMATION OF REGISTRANT

STATEMENTS OF CASH FLOWS - PARENT COMPANY ONLY
FOR THE YEARS ENDED DECEMBER 31

	2012	2011	2010
Cash flows from operating activities:			
Net income	$1,953,728	$3,739,876	$2,329,152
Adjustments to reconcile net income to net cash from operations			
Undistributed equity in net income of subsidiaries	(1,939,892)	(3,731,661)	(2,320,837)
Depreciation and amortization	139,293	59,483	127,371
Non-cash stock based compensation	23,104	30,676	-
Accrued expenses and other liabilities	836	(52,332)	3,662
Tax benefit from disqualified incentive stock options	(16,274)	(2,724)	(40,031)
Other assets	(58,207)	5,936	187,138
Net Cash Provided by Operating Activities	102,588	49,254	286,455
Cash flows from investing activities			
Decrease (increase) in short-term investments	100	(1)	(101)
Additions to property and equipment	(765,362)	(91,607)	(104,773)
Dividends received from subsidiaries	11,750,000	1,250,000	4,250,000
Net change in payables and receivables from subsidiaries	(4,461,440)	(1,210,904)	(2,696,677)
Net Cash Provided by (Used) Investing Activities	6,523,298	(52,512)	1,448,449
Cash flows from financing activities			
Dividend paid to stockholders	(6,409,445)	-	(1,917,209)
Proceeds from exercise of stock options	46,360	23,641	77,599
Tax benefit from disqualified incentive stock options	16,274	2,724	40,031
Repurchase of common stock	(243,469)	(10,959)	-
Net Cash (Used) Provided by Financing Activities	(6,590,280)	15,406	(1,799,579)
Net increase (decrease) in cash	35,606	12,148	(64,675)
Cash at beginning of year	15,972	3,824	68,499
Cash at End of Year	$51,578	$15,972	$3,824
Supplemental schedule of non-cash investing activities			
(Write-offs) acquisition of fixed assets	-	$(1,602,133)	$1,431,917

See accompanying notes to condensed financial information. See accompanying report of independent registered accounting firm.

UNICO AMERICAN CORPORATION
AND SUBSIDIARIES

CONDENSED FINANCIAL INFORMATION OF REGISTRANT
NOTES TO CONDENSED FINANCIAL INFORMATION

The accompanying condensed financial information should be read in conjunction with the Consolidated Financial Statements and Notes to Consolidated Financial Statements included in this report.

Dividends

Unico received cash dividends from Crusader Insurance Company of $11,750,000, $1,250,000 and $4,250,000 in the years ended December 31, 2012, 2011 and 2010, respectively.

Federal Income Taxes

The Company and its wholly owned subsidiaries file consolidated federal and combined California income tax returns. Pursuant to a tax allocation agreement, Crusader Insurance Company and American Acceptance Corporation are allocated taxes, or tax credits in the case of losses, at current corporate rates based on their own taxable income or loss. The payable to subsidiaries includes their income tax receivable or liability included in the consolidated return.

Reimbursement of Expenses

Unico was reimbursed certain expenses by its subsidiaries. These expenses included depreciation and amortization of $139,293, $59,483, and $127,371 for the years ended December 31, 2012, 2011, and 2010, respectively.

See accompanying report of independent registered accounting firm.

SCHEDULE III

UNICO AMERICAN CORPORATION
AND SUBSIDIARIES
SUPPLEMENTARY INSURANCE INFORMATION

	Deferred Policy Acquisition Cost	Future Benefits, Losses, and Loss Adjustment Expenses	Unearned Premiums	Premium Revenue	Net Investment Income	Benefits, Claims, Losses and Settlement Expenses	Amortization of Deferred Policy Acquisition Costs	Other Operating Costs	Net Premium Written
Year ended December 31, 2012 Property & Casualty	$3,785,594	$49,784,725	$16,030,234	$27,318,160	$1,527,824	$15,233,403	$6,744,273	$7,923,857	$27,391,289
Year ended December 31, 2011 Property & Casualty	$4,158,522	$54,486,843	$15,912,276	$26,723,943	$2,896,773	$14,387,327	$7,080,768	$7,358,438	$26,719,847
Year ended December 31, 2010 Property & Casualty	$4,300,927	$61,559,695	$15,929,948	$28,152,202	$3,489,498	$18,470,115	$7,282,546	$8,147,509	$25,270,320

DIRECTORS

Cary L. Cheldin*
Chairman of the Board and President
Unico American Corporation

Lester A. Aaron*
Treasurer and Chief Financial Officer
Unico American Corporation

Terry L. Kinigstein*
Vice President, General Counsel and Secretary
Unico American Corporation

Erwin Cheldin
Retired Chairman of the Board and President
Unico American Corporation

George C. Gilpatrick
Retired Vice President and Secretary
Unico American Corporation

Warren D. Orloff
Retired Independent Actuarial Consultant

Samuel J. Sorich
Of Counsel, Barger & Wolen LLP
Retired President, Association of California Insurance Companies

Donald B. Urfrig
Retired Project Manager, TRW Systems
Consulting Engineer

*Executive Officer

CORPORATE HEADQUARTERS:
23251 Mulholland Drive
Woodland Hills, CA 91364

STOCKHOLDER INFORMATION:
818-591-9800

TRANSFER AGENCY AND REGISTRAR:
Unico American Corporation
Stock Transfer Department

AUDITORS:
KPMG LLP
Los Angeles, California

COMMON STOCK LISTING:
NASDAQ GM
Trading Symbol: UNAM

SUBSIDIARIES:
American Acceptance Corporation
American Insurance Brokers, Inc.
Bedford Insurance Services, Inc.
Crusader Insurance Company
Insurance Club, Inc.
dba AAQHC, An Administrator
National Insurance Brokers, Inc.
Unifax Insurance Systems, Inc.

The Annual Report to the Securities and Exchange Commission, Form 10-K, may be obtained free of charge upon written request to: Chief Financial Officer, Unico American Corporation, 23251 Mulholland Drive, Woodland Hills, CA 91364

SAFE HARBOR STATEMENTS UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

The statements contained in "Letter to Stockholders" and other statements in this Annual Report, including those in the sections entitled "Business," "Legal Proceedings" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," that are not historical facts are forward looking statements. These statements, which may be identified by forward looking words or phrases such as "anticipate," "appears," "believe," "estimates," "expect," "intend," "may," plans", "should," and "would" involve risks and uncertainties, many of which are beyond the control of the Company. Such risks and uncertainties could cause actual results to differ materially from these forward looking statements. Factors which could cause actual results to differ materially include those described under Item 1 – "Business - Competition" and Item 1A – "Risk Factors"; premium rate adequacy relating to competition or regulation; actual versus estimated claim experience; the outcome of rate change filings with regulatory authorities; acceptance by insureds of rate changes; adequacy of rate changes; changes in Crusader's A.M. Best rating; regulatory changes or developments; the outcome of regulatory proceedings; unforeseen calamities; general market conditions; and the Company's ability to introduce new profitable products.